================================================================================

                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                            ------------------------

                                 SCHEDULE 14D-9

                     SOLICITATION/RECOMMENDATION STATEMENT
                          PURSUANT TO SECTION 14(d)(4)
                     OF THE SECURITIES EXCHANGE ACT OF 1934

                            ------------------------

                                   PETROFINA
                           (Name of Subject Company)

                            ------------------------

                                   PETROFINA
                      (Name of Person(s) Filing Statement)

                            ------------------------

                           AMERICAN DEPOSITARY SHARES
                                    WARRANTS

                         (Title of Class of Securities)

                             716485-206, 716485-123
                     (CUSIP Number of Class of Securities)

                            ------------------------

                            52 Rue De L'Industrie
                          B-1040 Brussels, Belgium
                                (32-2) 288-9111
     (Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications on Behalf of the Person(s) Filing Statement)

                                WITH A COPY TO:

                                Richard W. Cass
                           Wilmer, Cutler P Pickering
                               2445 M Street, NW
                           Washington, DC 20037-1420
                                (202) 663-6000

================================================================================

                                  INTRODUCTION

         The Solicitation/Recommendation Statement on Schedule 14D-9 (the "Schedule 14D-9") filed on May 6, 1999, by PetroFina, a societe anonyme/naamloze vennootschap organized under the laws of Belgium ("PetroFina" or the "Company"), relates to an offer by Total, S.A., a societe anonyme organized under the laws of France ("Total") to acquire the outstanding securities of PetroFina.

ITEM 1.  SECURITY AND SUBJECT COMPANY

         The name of the subject company is PetroFina, a societe anonyme/naamloze vennootschap organized under the laws of Belgium. The principal executive offices of PetroFina are located at 52 Rue de l'Industrie, B-1040 Brussels, Belgium. The title of the class of PetroFina equity securities to which this Statement relates are:

                 - American Depositary Shares of PetroFina ("PetroFina ADSs"), which are evidenced by American Depositary Receipts. Each PetroFina ADS represents one-tenth (0.1) of one ordinary share of PetroFina, without nominal value (a "PetroFina Share"); and

                 - Warrants to purchase nine-tenths (0.9) of one PetroFina ADS at an exercise price of US $42.25 (subject to adjustment) ("PetroFina Warrants").

ITEM 2.  EXCHANGE OFFER OF THE BIDDER

         This Statement relates to the proposed exchange offer by Total, a societe anonyme organized under the laws of France, disclosed in a Tender Offer Statement on Schedule 14D-1 dated May 6, 1999 to exchange, upon the terms and conditions set forth in the Offer to Purchase dated May 6, 1999 and the related letters of transmittal (together, as amended or supplemented, the "Offer"), copies of which are filed herewith as Exhibits (a)(1), (a)(2) and (a)(3) respectively, and are incorporated herein by reference:

                 -        9 shares of Total for each 2 PetroFina Shares;

                 - 9 American Depositary Shares of Total, each representing one-half of one share of Total, for each 10 PetroFina ADSs; and

                 - 81 warrants of Total, each granting its holder the right to purchase one Total American Depositary Share at a price of US $46.94 (subject to adjustment), for each 100 PetroFina Warrants.

         According to the Schedule 14D-1, the principal executive office of Total is located at 24, cours Michelet, La Defense 10, 92800 Puteaux, France.

ITEM 3.  IDENTITY AND BACKGROUND

         (a) The name and business address of PetroFina, which is the person filing this Statement, are set forth in Item 1 above.

         (b) Except as set forth in this Item 3(b) and disclosed in Exhibits (c)(1), (c)(2) and (c)(3), to the knowledge of PetroFina, there are no material contracts, agreements, arrangements or understandings and no actual or potential conflicts of interest between PetroFina or its affiliates and (i) PetroFina's executive officers, directors or affiliates or (ii) Total or its respective executive officers, directors or affiliates.

         Effective January 14, 1999, Total acquired approximately 41% of the outstanding shares of PetroFina from five of PetroFina's largest shareholders, Electrafina SA, Compagnie Nationale a Portefeuille S.A. (Fibelpar), Tractabel N.V., Electrabel N.V. and Fortis AG (the "Contributing Shareholders") in exchange for shares of Total pursuant to a Protcole d' Accord General and a Convention d'Apports en Nature (collectively, the "Contribution Agreements").

         On December 1, 1998, the Board of Directors of Total (the "Total Board") and the Contributing Shareholders announced the proposed transaction and entered into the Contribution Agreements. The description of the Contribution Agreements below is qualified in its entirety by reference to the Contribution Agreements, which are filed as Exhibits (c)(1) and (c)(2) hereto and are incorporated by reference. Following the execution of the Contribution Agreements, Investor, a subsidiary of Compagnie Nationale a Portefeuille, affiliated to Fibelpar, was substituted as a party to the Contribution Agreements. Pursuant to the Contribution Agreements, the Contributing Shareholders contributed their PetroFina Shares to Total effective as of January 14, 1999, following approval of the transaction by (i) European and the U.S. antitrust authorities and (ii) the combined ordinary and extraordinary shareholders' meeting of Total. The waiting period under the Hart-Scott Rodino Antitrust Improvements Act of 1976 expired on January 17, 1999. The approval of the European Commission as to competition law matters was received March 26, 1999. The shareholders' meeting of Total held on January 14, 1999 approved the proposed transaction and the corresponding capital increase by a 97% majority. Pursuant to the Contribution Agreements, Total issued 43,263,855 shares of Total, nominal value 50 French francs per share ("Total Shares") in exchange for the 9,614,190 PetroFina Shares contributed by the Contributing Shareholders. Total has agreed not to sell the PetroFina Shares contributed to Total under the Contribution Agreements until January 14, 2001.

         The PetroFina Shares contributed to Total entitle Total to dividend rights as of January l, 1998, except for the dividend paid to shareholders of PetroFina for the fiscal year ended 1998 in the amount of BEF 460 per each share of PetroFina.

         The new Total Shares issued as payment for the PetroFina's controlling shareholders contributions to Total share capital were issued with dividend rights as at January 1, 1998, i.e., including any dividend declared for the 1998 fiscal year.

         Electrafina has also agreed that, until January 14, 2004, it will not solely, or together with Groupe Bruxelles Lambert, cause any affiliates of either of them not to own in the aggregate more than 10% of the outstanding Total Shares. A copy of the Memorandum of Understanding between Total and Electrafina dated December 1, 1998 is filed as Exhibit (c)(3) hereto and is incorporated by reference. Should Electrafina and its affiliates in the aggregate hold more than 10% of the outstanding Total Shares, Electrafina will have 30 days to sell the Total Shares exceeding this 10% holding. This agreement is automatically renewable for additional one year periods if no notice of termination is given to the other party at least 3 months prior to end the current period.

         Electrafina has also acknowledged that it holds Total Shares as a long-term investment. Therefore, Electrafina will discuss with Total any proposed transfer to Total Shares or other securities which give the holder rights to Total Shares before making any such transfer.

         Pursuant to the Contribution Agreements, Total was committed to make a public exchange offer for all of the remaining PetroFina Shares in exchange for newly issued Total Shares at the exchange ratio of 9 Total Shares for 2 PetroFina Shares. Upon completion of the Offer, Total has expressed its intention to combine its operations with those of PetroFina, to maintain PetroFina's separate legal existence, to change its name to Total Fina and to apply for stock exchange listing of the Total Shares to be issued pursuant to the Contribution Agreements and the Offer.

         On March 23, 1999, Henrique Bandeira Vieira resigned as a member of the PetroFina Board of Directors (the "PetroFina Board") and was replaced, as of March 31, 1999, by Jean-Paul Vettier, Total President of Refining and Marketing, who has been designated as Managing Director of PetroFina with responsibility for the downstream operations.

ITEM 4.  THE SOLICITATION OR RECOMMENDATION.

         (a) Recommendation

         The PetroFina Board has by a unanimous vote approved the Offer and determined that the terms of the Offer are consistent with, and in furtherance of, the long-term business strategy of PetroFina and are fair to PetroFina's shareholders. The PetroFina Board recommends that the PetroFina shareholders accept the Offer and tender their PetroFina Shares, PetroFina ADSs and PetroFina Warrants pursuant to the Offer.

         (b) Reasons

         The following information was provided to Total by PetroFina for inclusion in Total's Offer.

         Based on the press release dated December 1, 1998, the proposed transaction between Total and PetroFina had been considered by the PetroFina Board at its meeting of December 8, 1998. At such meeting, the PetroFina Board discussed the proposed transaction, analyzed the strategic and operational aspects, studied the elements guaranteeing a significant Belgian contribution and considered the financial and stock-exchange-related elements of the proposed transaction. After such deliberation, the PetroFina Board unanimously approved the transaction proposal in principle, but final approval remained subject to review of the prospectus setting forth the terms of the Offer. In addition, pursuant to the Royal Decree of November 8, 1989 on public takeover bids and changes in the control of corporations ("the Royal Decree"), the PetroFina Board deferred expressing an opinion on the proposed terms of the offer.

         Under the Royal Decree, the PetroFina Board is required, once they have received the draft prospectus, to give their opinion concerning the Offer. In performing this task, the PetroFina Board is required to act in the interest of the securities holders as a whole, of the creditors and the workers of PetroFina. The PetroFina Board reviewed the draft prospectus concerning the Belgian exchange offer proposed by Total after it was delivered to them on March 31, 1999.

         The recommendation of the PetroFina Board is based on its consideration of the interest of the shareholders as a whole. In considering the interest of the shareholders as a whole, the PetroFina Board noted that the proposed transaction will lead to the creation of an industrial group which will be ranked fifth in the world when taking into account the Exxon Mobil merger that was announced on December 1, 1998 and third in Europe among oil companies. The PetroFina Board further concluded that the strategy to be carried out by the new group should allow the achievement of both growth and productivity gains, including important synergies in the four main industrial sectors of the new group:

         -  Exploration-Production
         -  Refining-Marketing
         -  Petrochemicals, and
         -  Specialty Chemicals.

         The PetroFina Board also noted that the permanence notably of the big industrial areas of Antwerp and Feluy will be ensured.

         The PetroFina Board considered the Offer at a meeting on April 7, 1999. The recommendation of the PetroFina Board is also based in part upon fairness opinions the PetroFina Board received from J.P. Morgan and Paribas, each to the effect that, as of the date thereof, the consideration to be received by the shareholders pursuant to the Offer is fair to such shareholders from a financial point of view. The full text of the J.P. Morgan Fairness Opinion and Paribas Fairness Opinion, which sets forth the factors considered and the assumptions made, is filed as Exhibits (a)(5) and (a)(6) hereto.

         The PetroFina Board based its review on the understanding that Total would offer nine (9) Total Shares to be created, with a face value of 50 French francs, bearing dividends from January 1, 1998 in exchange for 2 PetroFina Shares with coupon no. 16 attached. In addition, the PetroFina Board considered the treatment of participants in various employee benefit programs.

         The two firms, on the basis of the Offer and publicly available information, presented to the PetroFina Board an analysis the financial terms and conditions of the Offer on the basis of criteria they believed appropriate for this type of transaction. After deliberation, the PetroFina Board concluded that the terms and conditions of the exchange proposed by Total are fair and that it is in the interest of the holders of PetroFina securities as a whole to accept the Offer.

         The members of the PetroFina Board, who hold in the aggregate 11,430 PetroFina Shares and 4,906 PetroFina Warrants, all expressed to the PetroFina Board their intention to tender these PetroFina Shares into the Offer. In addition, a PetroFina Board member representing Electrafina, indicated that it still holds 1,010 PetroFina Shares (the equivalent of 10,100 PetroFina ADSs) and that it intends to tender these PetroFina Shares into the Offer. The PetroFina Board member representing Sofina indicated to the PetroFina Board that it holds 318,627 PetroFina Shares and that it intends to tender these shares pursuant to the Offer.

         Based on various considerations, the PetroFina Board also concluded that the Offer does not prejudice the interest of PetroFina's creditors or employees. It was also noted that the Moody's and Standards & Poor's have reconfirmed PetroFina's credit rating based on the proposed transaction. The PetroFina Board accordingly noted that the Offer does not prejudice the interest of the creditors.

         The PetroFina Board also considered the Offer in relation to the interests of the workers and concluded that the Offer will not prejudice the interests of the workers.

         The foregoing discussion of the information and factors considered and given weight by the PetroFina Board is not intended to be exhaustive. In view of the variety of factors considered in its evaluation, the PetroFina Board did not find it practicable to and did not quantify or otherwise assign relative weights to the specific factors considered in reaching its determinations and recommendation. In addition, individual members of the PetroFina Board may have given different weights to different factors.

         Opinion of JP Morgan

         The full text of the written opinion of J.P. Morgan dated April 7, 1999, which sets forth among other things, the assumptions made, procedures followed, matters considered and limitations on the scope of the review undertaken by J.P. Morgan in rendering its opinion, is filed as Exhibit (a)(6) hereto and is incorporated herein by reference with the consent of J.P. Morgan. This opinion should be read carefully and in its entirety. J.P. Morgan's opinion is addressed to the PetroFina Board, is directed only to the fairness of the consideration offered in the Offer, does not address any other aspect of the proposed transaction and does not constitute a recommendation to any PetroFina stockholder as to whether to tender PetroFina Shares in the Offer. The summary of the opinion of J.P. Morgan set forth in this Schedule 14D-9 is qualified in its entirety by reference to the full text of such opinion.

         In arriving at its opinion, J.P. Morgan has reviewed

                 - the terms of the exchange offer as presented in the prospectus;

                 - certain publicly available information concerning the business of Total, PetroFina and certain other companies engaged in businesses comparable to those of Total and PetroFina, and the reported market prices for certain other companies' securities deemed comparable;

                 - publicly available terms of certain transactions comparable to this transaction;

                 - current and historical market prices of the securities of Total and PetroFina;

                 - the audited financial statements of Total and PetroFina for the fiscal year ended December 31, 1998 and December 31, 1997;

                 - certain presentation made by the Company and the Buyer in 1998 and in 1999 to equity analysts regarding the performance of their respective businesses and potential synergies that are expected to be realized if this exchange offer is successful;

                 - the schedule to the report submitted by the Total Board to the combined extraordinary and ordinary shareholders' meeting of January 14, 1999;

                 - the Independent Valuation Auditors' Report from Dominique Ledouble and Rene Ricol dated January 4, 1999,

                 - Minutes of a meeting of PetroFina's General Meeting of Shareholders, hold on January 4, 1999 which authorized the payment of a dividend of BEF 460 per share;

                 - the documents relating to the contribution by certain shareholders of PetroFina ("the Contributing Shareholders") of their shares to Total, such documents being the "Protocole d'Accord General", dated 1st December, 1998, the "Convention d'Apports en Nature" dated 1st December, 1998 and the "Protocole d'Accord Electrafina" dated 1st December, 1998. These documents, which are thereafter referred to as the "Contribution Document", have been made available to LP Morgan by Total.

         In addition, J.P. Morgan has participated in discussions with certain members of the management of PetroFina and Total with respect to certain aspects of the exchange offer, the past and current business operations of PetroFina and Total, the financial condition and future prospects and operations of PetroFina and certain other matters it believed necessary or appropriate to our inquiry. In J.P. Morgan has reviewed such other financial studies and analyses and considered such other information as it deemed appropriate for the purposes of this opinion.

         In performing its analysis, J.P. Morgan has used the valuation methodologies it deemed necessary or appropriate for the purposes of its opinion. Its view is based on consideration of the information PetroFina and Total provided to it until the date of its opinion, its understanding of the terms upon which Total intends to consummate this exchange offer, the capital structure of both PetroFina and Total and an assumption that the exchange offer would be consummated within the time periods contemplated in this Prospectus.

         In giving its opinion, J.P. Morgan relied upon and assumed, without independent verification, the accuracy and completeness of all information that was publicly available or was furnished to it by PetroFina and Total or otherwise reviewed by it, and J.P. Morgan did not assume any responsibility or liability therefor. In particular J.P. Morgan has assumed, based on assurances it received from the management of Total, that

         (a) other than the Contribution Documents, there were no documents, arrangements or agreements, whether written or verbal, between Total and any other party, including the Contributing Shareholders and any other party to any of the Contribution Documents, in respect of or in connection with the contribution of their shares to Total or the exchange offer, and

         (b) the Contribution Documents in the form it reviewed fully and fairly set out and represent all arrangements and agreements between the parties thereto in respect of the contribution or the exchange offer.

         J.P. Morgan has not conducted any evaluation or appraisal of any assets or liabilities. nor have any such evaluations or appraisals been provided to J.P. Morgan. In relying on financial analyses provided to it of potential synergies that may be realised from the exchange offer, J.P. Morgan has assumed that such analyses had been reasonably prepared based an assumptions reflecting the best currently available estimates and judgments by management as to such potential synergies. There will necessarily be differences in the tax treatment to shareholders of PetroFina, of the exchange offer, based on inter alia the tax residence and the status as legal or natural person of each shareholder, and J.P. Morgan has therefore not considered, and does not opine upon, any differences in the benefits of the exchange offer that may exist between the shareholders of PetroFina due to differences in their respective tax situation and condition.

         J.P. Morgan's opinion is necessarily based on economic, market and other conditions as in effect on, and the information made available to it as of April 7, 1999. Subsequent developments may affect its opinion and J.P. Morgan does not have any obligation to update, revise, or reaffirm its opinion.

         In accordance with customary investment banking practice, J.P. Morgan employed generally accepted valuation methods in reaching its opinion. The following is a summary of the material financial analyses utilized by J.P. Morgan in connection with providing Its opinion.

         As a pre-amble to its analysis J.P. Morgan observed that the Contributing Shareholders had agreed to an exchange ratio of 9 Total Shares for 2 PetroFina Shares, which is equivalent to a ratio of 4.5 Total Shares to 1 PetroFina Share. The exchange offer to the market, made on the same terms, would result, if accepted in full, in PetroFina shareholders owning a share of approximately 30.4% of the combined entity Total PetroFina.

The elements of J.P. Morgan's analysis included:

- Checking the premium implied by the exchange offer against market precedent and compare it with the potential value to be created by the implementation of the synergies expected to result from a combination of Total and PetroFina (paragraph 1 and 2);

- Reviewing the relative trading performance of each company for the past three years and their current trading performance relative to comparable companies (paragraph 3);

- Assessing the sharing of the combined pro forma entity based on historical and forecast financial contribution and historical market capitalisation contribution of each company (paragraph 4 and 5);

- Comparing the proposed exchange ratio to the implied exchange ratio resulting from a divisional sum of the parts valuation analysis primarily based on trading multiples and a discounted cash flow analysis for each company (paragraph 6 and 7); and

- Testing the results on a pro forma Total PetroFina combined entity earnings per share for the potential accretion/dilution of earnings for the next three years (paragraph 8).

         1. Premium offered and Analysis of Selected Comparable Transactions. J.P. Morgan reviewed 39 recently announced or closed large capitalization stock-for-stock transactions. J.P. Morgan then compared the implied premiums resulting from the smaller company's share of the pro forma combined company resulting from the transaction as compared with the smaller company's market capitalization relative to the combined market capitalization of the companies prior to announcement of the transaction.

         J.P. Morgan's analysis showed that for transactions involving smaller companies with a relative market capitalization comparable to that of PetroFina pre-announcement, a premium of 20% to 25% matched market precedent. The analysis indicated that, based on the closing share prices on November 30, 1998, the day prior to announcement of the merger, the implied premium paid to PetroFina shareholders was approximately 26%. The analysis also indicated that, based on closing share prices on November 17, 1998, the day prior to rumors of a possible transaction involving PetroFina, the implied premium paid for the benefit of PetroFina shareholders was approximately 39%.

         J.P. Morgan also measured the premium offered to PetroFina shareholders by comparing PetroFina's share price on November 17, 1998 and November 30, 1998 with the implied value of the Total offer on these two dates. The premium (taking into account the BEF 460 gross dividend per PetroFina share announced on the transaction date and paid by PetroFina on the January 13,
1998) was 58.3% over the November 17, 1999 reference price and 39.4% over the November 30, 1999 reference price.

         2. Annual Pre-Tax Synergies. J.P. Morgan reviewed and analyzed the future synergies expected to result from a combination of Total and PetroFina, estimated by management to reach a total of approximately BEF 18 billion by 2003 on a pre-tax basis. J.P. Morgan estimated that the present value of these, using a DCF analysis, was approximately BEF 213 billion and observed that the premium over reference price offered to PetroFina shareholders represented between 63% and 79% of the estimated present value of synergies. In addition to expressing no opinion as to the potential future trading price of PetroFina common stock, J.P. Morgan also pointed out that there could be no assurance that thou synergies would be realised.

         3. Relative Trading analysis. J.P. Morgan performed an analysis comparing PetroFina's and Total's one year prospective price to cash flow multiple ("P/CF multiple") over the past three years. The source of these was the one year prospective P/CF multiple estimates from J.P. Morgan equity research. Such analysis indicated that PetroFina has been consistently trading at a discount to Total. In addition, J.P. Morgan also analyzed the current relative trading performance of Total compared to a sample of comparable companies which included BP Amoco, Shell, Exxon, Chevron, Texaco, Elf Aquitaine, Norsk Hydro, ENI, Phillips and Repsol. J.P. Morgan's analysis indicated that Total's current valuation was at the average of the trading range of this peer group.

         4. Historical Contribution Analysis. J.P. Morgan reviewed and analyzed the relative historical contribution of both Total and PetroFina to the combined pro forma entity.

         The following table illustrates the historical relative market capitalization contribution by PetroFina to a combined Total PetroFina entity and the implied exchange ratio on a per share basis;

-------------------------------------------------------------------------------------------------------
 At closing on November 11, 1999                                          21.9%          2.90
-------------------------------------------------------------------------------------------------------
 Average for the one month prior to November 17, 1999                     22.9%          3.07
-------------------------------------------------------------------------------------------------------
 Average for the three months prior to November 17, 1999                  23.5%          3.19
-------------------------------------------------------------------------------------------------------

-------------------------------------------------------------------------------------------------------
 Average for the six months Prior to November 17, 1999                    24.0%          3.26
-------------------------------------------------------------------------------------------------------
 Average for the twelve months prior to November 17, 1998                 24.4%          3.33
-------------------------------------------------------------------------------------------------------


The source for the table above was Datastream, an organization which compiles share prices for public companies.

         The following table illustrates the historical relative contribution by PetroFina to a combined Total PetroFina entity, and resulting implied per share exchange ratio for the different financial and physical performance measures that were reviewed for fiscal year 1999:


-------------------------------------------------------------------------------------------------------
                                        1998 contribution               Implied exchange ratio
-------------------------------------------------------------------------------------------------------
 Earnings before interest, tax,         34.6%                           5.47
 depreciation and amortization
 pre-extraordinary items
-------------------------------------------------------------------------------------------------------
 Pre tax earnings before interest,      34.3%                           5.39
 depreciation and amortization and
 exploration expense pre-
 extraordinary items
-------------------------------------------------------------------------------------------------------
 Pre-tax earnings before interest and   34.8%                           5.52
 pre-extraordinary items
-------------------------------------------------------------------------------------------------------
 Net Income pre-extraordinary items     35.2%                           5.61
-------------------------------------------------------------------------------------------------------
 Dividends distributed                  35.3%                           5.64
-------------------------------------------------------------------------------------------------------
 After tax operating cash flow          33.1%                           5.10
-------------------------------------------------------------------------------------------------------
 Net fixed assets                       36.5%                           5.94
-------------------------------------------------------------------------------------------------------
 Capital employed                       30.2%                           4.47
-------------------------------------------------------------------------------------------------------
 SEC-10                                 20.7%                           2.70
-------------------------------------------------------------------------------------------------------
 Oil and gas reserves                   14.9%                           1.81
-------------------------------------------------------------------------------------------------------
 Oil and Gas production                 21.2%                           2.78
-------------------------------------------------------------------------------------------------------
 Refinery capacity                      46.0%                           8.87
-------------------------------------------------------------------------------------------------------
 Marketing sales                        36.2%                           5.86
-------------------------------------------------------------------------------------------------------

         J.P. Morgan observed that the relative contribution by PetroFina to a combined Total PetroFina entity in the most recent full year of PetroFina would have been between 14.9% and 36.5% depending on the measure used, or a 1.81:1 to 5.94:1 exchange ratio. J.P. Morgan compared this range of relative contribution with the approximately 30.4% continuing ownership stake that PetroFina's shareholders would have in the combined company following the merger as a result of the proposed 4.5:1 exchange ratio. Sources for the historical financial information used in connection with the ratios were PetroFina and Total's annual reports.

         5. Forecast Contribution Analysis. J.P. Morgan reviewed and analyzed the then most current earnings and after-tax operating cash flow forecasts for 1999, 2000 and 2001 based on IBES estimates. J.P. Morgan observed that the implied relative contribution and exchange ratio was forecast to be between 3.70:1 and 4.31:1 based on future earnings and between 4.65:1 and 4.76:1 based on future after-tax operating cash flow of a combined Total PetroFina entity.

         6. Divisional sum of the parts valuation analysis: J P. Morgan performed a divisional sum of the parts analysis of both Total and PetroFina using a discounted cash flow analysis for the upstream segment (using the same methodology as the one described in paragraph 7 below) and a comparable trading multiple methodology for the other business segments (downstream, chemicals, specialty chemicals and paints).

         J.P. Morgan determined a sample of comparable companies for each segment described below:

                 Downstream - Cia Espanola de Petroleos SA CEPSA, ERG Spa, Hellenic Petroleum SA. OMV AG, Tesoro Petroleum Corp., Tosco Corp., Ultramar Diamond Shamrock Corp., Valero Energy Corp. New

                 Chemicals - BASF AG, Dow Chemical Co., DSM NV, Eastman Chemical Co., Lyondell Petrochemical Co., Millennium Chemicals Inc., Solvay SA, Union Carbide Corp. New

                 Specialty chemicals - Ciba Specialty Chemicals Holding Inc, Clariant AG, Croda International Plc., Crompton & Knowles Corp., Degussa-Huels AG, HB Fuller Co., Imperial Chemical Industries Plc., Rhodia, SKW Trostberg AG, Yule Catte & Co. Plc.

                 Paints - Akzo Nobel NV, Imperial Chemical Industries Plc., Laporte Plc., Lilly Industries Inc., Mcleod Russel Holdings Plc., PPG Industries Inc., RPM Inc., Sherwin Williams Co., Valspar Co.

The resulting relative valuation produced an implied exchange ratio of 3.20 to
3.28 Total Shares per PetroFina Share as opposed to the estimated exchange ratio of 4.5 Total Shares for 1 PetroFina Share.

         7. Discounted Cash Flow Analysis: J.P. Morgan performed a Discounted Cash Flow ("DCF") analysis of both PetroFina and Total. In the absence of management projections for both companies, J.P. Morgan relied on the companies' historical performance as well as its market expertise, own judgement and conversations with management to derive its own set of financial projections for both companies. J.P. Morgan used an 11 year financial model with the same macro-economic assumptions for both companies, in particular concerning oil price forecasts, foreign exchange rates and inflation. Unlevered free cash flows of the companies were calculated as EBIT less taxes plus depreciation plus amortization less capital expenditures less increase in not working investment and discounted using the companies Weighted Average Cost of Capital. The resulting relative valuation produced an implied exchange ratio of 3.11 to
3.20 Total Shares per PetroFina Share as opposed to the estimated exchange ratio of 4.5 Total Shares for 1 PetroFina Share.

         8. Pro Forma Merger Analysis. J.P. Morgan analyzed the then-current pro forma Total PetroFina earnings per share forecasts for 1999, 2000 and 2001 based on IBES estimates. The analysis showed, assuming BEF 18 billion in synergies phased in over five years, on an equivalent share basis, that the exchange offer would be accretive from 1999 to PetroFina's shareholders, including non-recurring integration-related costs.

         The summary set forth above is not a complete description of the analyses or data presented by J.P. Morgan. The preparation of a fairness opinion is a complex process and is not necessarily susceptible to partial analysis or summary description. In arriving at its opinion, J.P. Morgan considered the results of all of its analyses as a whole and did not attribute any particular weight to any analysis or factor considered by it. Furthermore, J.P. Morgan believes that selecting any portion of its analyses, without considering all analyses, would create an incomplete view of the process underlying its opinion. In addition, J.P. Morgan may have given various analyses and factors more or less weight than other analyses and factors, and may have deemed various assumptions more or less probable than other assumptions, so that the ranges of valuation resulting from any particular analysis described should not be taken as J.P. Morgan's view of the actual value of PetroFina or Total. In performing its analyses, J.P. Morgan made numerous assumptions with respect to industry performance, general business and economic conditions and other matters, many of which are beyond the control of PetroFina and Total. Any estimates contained in J.P. Morgan's analyses are not necessarily indicative of future results or actual values, which may be significantly more or less favorable than those suggested by such estimates.

         As a part of its investment banking business, J.P. Morgan and its affiliates are continually engaged in the valuation of businesses and their securities in connection with mergers and acquisitions, investments for passive and control purposes, negotiated underwritings, secondary distributions of listed and unlisted securities, private placements, and valuations for estate, corporate and other purposes. J.P. Morgan was selected to advise PetroFina, and to deliver a fairness opinion with respect to the merger on the basis of such experience and its familiarity with PetroFina.

         For services rendered in connection with the merger and the delivery of its opinion, PetroFina has agreed to pay J.P. Morgan customary transaction fees. In addition, PetroFina has agreed to reimburse J.P. Morgan for its reasonable expenses incurred in connection with its services, including the fees and disbursements of counsel, and will indemnify J.P. Morgan against certain liabilities arising out of J.P. Morgan's engagement, including liabilities under the federal securities laws. The SEC has taken the position that such indemnification under the federal securities laws may not be enforceable if it is found to be against public policy.

         J.P. Morgan has in the past provided financial advisory services to PetroFina, and in the past has provided financial advisory and other services to Total. In the ordinary course of their businesses, J.P. Morgan and its affiliates may actively trade the debt and equity securities of PetroFina or Total for their own account or for the accounts of customers and, accordingly, they may at any time hold long or short positions in such securities.

         Opinion of Paribas

         The PetroFina Board engaged Paribas to act as its financial advisor in connection with the offer proposed to the shareholders of PetroFina by Total following the Contribution Agreements signed on December 1, 1998. The Contribution Agreements were ratified by Total at its extraordinary shareholders meeting held on January 14, 1999. The proposed exchange ratio is nine (9) new Total Shares with dividend rights as of January 1, 1998 for two
(2) shares issued by PetroFina (with coupons n degree 16 and following attached).

         The PetroFina Board instructed Paribas to evaluate, from a financial perspective, the fairness of the consideration to be received by the shareholders of PetroFina in the Offer.

         On April 7, 1999, Paribas delivered its opinion to the PetroFina Board, to the effect that as of such date and based upon and subject to certain matters stated therein, the terms of the Offer proposed by Total to PetroFina's shareholders is fair from a financial perspective.

         THE FULL TEXT OF THE FAIRNESS OPINION OF PARIBAS IS FILED AS EXHIBIT
(a)(5) TO THIS SCHEDULE 14D-9, AND IS INCORPORATED HEREIN BY REFERENCE WITH THE CONSENT OF PARIBAS. HOLDERS OF PETROFINA ARE URGED TO, AND SHOULD, READ SUCH OPINION CAREFULLY AND IN ITS ENTIRETY FOR A DISCUSSION OF THE ASSUMPTIONS MADE, FACTORS CONSIDERED AND LIMITATIONS UPON THE REVIEW UNDERTAKEN BY PARIBAS IN RENDERING ITS OPINION.

         No limitations were imposed by the PetroFina Board on the scope of Paribas investigation of the procedures to be followed by Paribas in rendering its opinion. In arriving at its opinion, Paribas did not ascribe a specific range of values to PetroFina but made its determination as to the fairness of the consideration to be received by the holders of PetroFina in the Offer on the basis of the financial and comparative analyses described below. Paribas advisory services and opinion were provided for the information and assistance of the PetroFina

Board, in connection with its consideration of the Offer. Paribas was not requested to opine as to, and its opinion does not address, the PetroFina's underlying business decision to proceed with or effect the Offer.

         The following discussion makes reference to certain assumptions and estimates which are not specified. In the judgement of Paribas, such assumptions and estimates are reasonable and consistent with general market expectations.

         In rendering its opinion, Paribas reviewed and analyzed :

                 - a draft of the Exchange Offer Prospectus dated March 31, 1999 and the specific terms of the public exchange offer to PetroFina's shareholders;

                 -       the Exchange Agreement dated December 1, 1998;

                 - the report of the independent experts in respect of the value of the PetroFina Shares dated January 4, 1999;

                 - certain publicly available information concerning Total and PetroFina that Paribas believed to be relevant to its analysis, including, without limitation, each of the annual reports of both companies for the last six financial years, certain interim reports and the prospectus in respect of the listing of PetroFina Shares on the New York Stock Exchange in 1997;

                 - In addition, Paribas has reviewed the share prices and trading activity in the shares of both companies on the relevant stock exchanges since the announcement of the operation, compared stock market information on both companies with information relating to major comparable listed companies, analysed publicly available terms of certain recent transactions in the oil and gas sector which are similar with this transaction and performed other studies and analyses as Paribas considered appropriate.

In connection with this opinion, Paribas did not have access to either the valuation reports prepared by Total's advisors or to Total's business plan.

        In addition, Paribas :

                 - had several meetings with PetroFina's management regarding PetroFina's past and current activities, its financial situation, its prospects, the synergies that the merger with Total are expected to create, and certain other matters Paribas believed necessary or appropriate to its enquiry.

                 - had some meetings with Total's management regarding Total's past and current activities, its financial situation, its prospects, the synergies that the merger are expected to create, and certain other matters Paribas believed necessary or appropriate to its enquiry.

                 - undertook such other studies, analyses and investigations as Paribas deemed appropriate.

        In rendering its opinion, Paribas assumed and relied upon the accuracy and completeness of the financial and other information that was used without assuming any responsibility for independent verification of such information and further relied upon the assurances of management of Total and PetroFina that it was not aware of any facts or circumstances that would lead them to believe that such information, taken as a whole, was inaccurate or misleading in any material respect.

        However, for purposes of its analysis, Paribas also made certain assumptions and estimates with respect to the future financial performance of PetroFina and Total from 1999 through 2006. Paribas discussed the assumptions on PetroFina with the management of PetroFina. No such discussions were held with the management of Total.

        In rendering its opinion, Paribas did not conduct a physical inspection of the properties and facilities of PetroFina nor Total and did not make or obtain any evaluations or appraisals of the assets or liabilities of PetroFina nor Total. In addition, Paribas was not authorized to solicit and it did not solicit, any indications of interest from any third party, with respect to the purchase of all or a part of PetroFina. Paribas' opinion necessarily is based upon market, economic and other conditions as they existed on, and could be evaluated as of, the date of its opinion letter.

        In connection with rendering its opinion, Paribas performed certain financial, comparative and other analyses as described below. The preparation of a fairness opinion involves various determinations as to the most appropriate and relevant methods of financial and comparative analysis and the application of those methods to the particular circumstances, and, therefore, such an opinion is not readily susceptible to summary description.
Furthermore, in arriving at its fairness opinion, Paribas did not attribute any particular weight to any analysis or factor considered by it, but rather made qualitative judgments as to the significance and relevance of each analysis and factor. Accordingly, Paribas believes that its analyses must be considered as a whole and that considering any portion of such analyses and of the factors considered, without considering all analysing and factors, could create a misleading or incomplete view of the process underlying the opinion. In its analyses, Paribas made numerous assumptions with respect to industry performance, general business and economic conditions and other matters, many of which are beyond the control of PetroFina and Total. Any estimation contained in the analyses are not necessarily indicative or actual values or predictive of future results or values, which may be significantly more or less favourable than as set forth therein. In addition, analyses relating to the value of businesses do not purport to be appraisals or to reflect the prices at which businesses actually may be sold.

        In accordance with customary investment banking practice, Paribas employed generally accepted valuation methods in reaching its opinion. The following is a summary of all material financial analysis used by Paribas in connection with providing its opinion to the PetroFina Board on April 7, 1999.

        As part of its investment banking business, Paribas and its affiliates are continually engaged in the valuation of businesses and their securities in connection with mergers and acquisitions, negotiated underwritings, secondary distributions of listed and unlisted securities, private placements, and valuations for corporate and other purposes. Paribas has been requested by PetroFina to render a fairness opinion with respect to the merger on the basis of such experience and its familiarity with PetroFina.

        Pursuant to a letter agreement dated December 4, 1998, PetroFina engaged Paribas as a financial advisor in connection with the merger. Pursuant to the terms of the Paribas engagement letter, PetroFina has agreed to pay Paribas a fee equal to BEF 60,000,000 (or approximately US$ 1.5 million) upon the consummation of the merger or acquisition of a majority of the common stock of PetroFina by Total. In addition, PetroFina has agreed to reimburse Paribas for its reasonable expenses incurred in connection with its services, and will indemnify Paribas against certain liabilities arising out of Paribas' engagement, including liabilities under the federal securities laws. The SEC has taken the position that such indemnification under the federal securities laws may not be enforceable if it is found to be against public policy.


METHODOLOGY

Paribas used two approaches to assess the fairness of the offer:

                 - Assessment of the exchange ratio using commonly-used criteria: assuming PetroFina shareholders were offered Total Shares under the terms of the offer;

                 - Analysis of the conversion value offered to the PetroFina minority shareholders since the announcement of the transaction: assuming that the high liquidity of the share allows the PetroFina shareholder to sell immediately its shares.


ANALYSIS OF THE TERMS OF THE EXCHANGE OFFER

a) Per share criteria: To assess the exchange ratio Total/PetroFina, Paribas reviewed certain historical information commonly used in financial analysis. In order to be consistent in the methodology, Paribas used the consolidated accounts based on US GAAP principles (Total accounts were reconciliated from French GAAP to US GAAP).

                 - historical net earnings per share (EPS) and cash flow per share (CFPS): This approach consists in comparing the proposed exchange ratio with the historical exchange ratio based on recurring EPS and CFPS.

                 - historical shareholder's equity per share: This approach consists in comparing the proposed exchange ratio with the historical exchange ratio based on shareholders equity per share.

                 - Dividend and distribution policy: This approach consists in comparing the proposed exchange ratio with the historical exchange ratio based on the parity resulting from recent dividend paid by Total and PetroFina. This criteria highlights potential differences between the historical dividend policy of the two companies. This analysis is difficult given the tax impact on the dividends depending on the shareholders nature.

b) Stock market analysis: taking into account the high liquidity of PetroFina and Total stocks and the high number of analysts following those two companies, the historical stock trading analysis is a significant reference in the analysis of the exchange ratio. Paribas calculated the average of the historical daily exchange ratios of Total common stock to PetroFina common stock based on the closing prices for the spot, one month, three months, six months and one year periods ended November 27, 1998.

c) Selected transaction premiums: Paribas reviewed and compared certain information relating to the proposed transaction in relation to certain publicly available information for stock-for-stock transactions in the oil sector and public offers either stock-for-stock or cash offer on the Belgium market. Paribas compared the premium paid in such transactions to the target's price one day, one month, three months, six months and one year prior the announcement (using the weighted average share price).

                 - Stock for stock Offer of BP on Amoco: announced on August 11, 1998, the exchange ratio was 3.97 BP common shares for each Amoco share

                 - Stock for stock offer of Exxon on Mobil: announced on December 1, 1998, the exchange ratio was 1.32015 Exxon shares for each Mobil share

        We also took into account the stock for stock offer of BP Amoco on the US group Atlantic Richfield (Arco) announced on April 1, 1999.

d) Discounted cash flow analysis: Paribas performed a discounted cash flow analysis using projections from 1999-2006. The purpose of this approach was not to determine an intrinsic value for PetroFina and Total but to appreciate the exchange ratio. A sensibility analysis was conducted on our base case.

        A DCF valuation aims to measure the ability of a company to create value. This method relies on future free cash flows from operations. Value creation results from the difference between the expected return on capital employed and the weighted average cost of capital.

        For the oil industry, a DCF valuation is made difficult by the high volatility of the main operating parameters. However, we used this method in order to determine a range of value for PetroFina and Total, based on a wide number of assumptions regarding the future performance of both companies.

        Financial forecasts are determined for three periods:

                 - An explicit period, from 1999 to 2006, based on the business plan of the company;

                 - An intermediary period, from 2007 to 2016, based on a normative cash flow growing at a given rate over the period;

                 - An implicit period, from 2017 to perpetuity, based on a normative cash flow growing at a given rate.

        The sum of these discounted cash flows represents the value of the company's operations. The implied value of the equity is derived by subtracting the market value of net debt and minority interests from the value of the company's assets, and by adjusting for non- operating items.

e) Discarded Methods

Dividend Discount Analysis

Theoretically, the dividend discount analysis should yield the same results as the Discounted cash flow analysis. To obtain a relevant value, the dividend discount analysis requires assumptions on the future dividend policy of both groups. In the absence of such assumptions, we discarded this method.

Replacement Cost Analysis (RCA)

We also discarded this method based on the assessment of the assets and liabilities stated in the financial statements of PetroFina and Total. Indeed, there were not enough information to fairly value the intangibles assets of the group (goodwill, patent, know how...).

Comparable Transaction Multiples

We discarded this method as there was no comparable transaction in Europe.

As PetroFina, Amoco and Mobil are two integrated petroleum groups. However, Amoco and Mobil are American companies, and as such have significantly different trading multiples, from those of European companies, mostly due to the following factors:

                 - The US majors operate world-wide and therefore are less subjected to regional issues;

                 - US cycles are different from European ones, particularly in the refining activity.

These significant differences lead to an irrelevant comparison between the multiples implied by the terms of the Offer and the multiples implied by the two selected transactions which took place in the US market.

ANALYSIS OF THE CONVERSION VALUE OFFERED SINCE THE ANNOUNCEMENT OF THE
TRANSACTION

        The analysis of the conversion value offered is conducted applying various dates to the terms of the exchange. We have selected two dates to be our benchmark and analysed the results of changes in the market value. The first date is the day prior to the announcement date of the transaction and the second date is the day before the day we delivered our conclusions to the PetroFina Board.

        We have analyzed the evolution of the Conversion value offered to a PetroFina shareholder through the evolution of Total's share prices.

        Additionally, we used the trading multiple analysis, a commonly used method in the valuation process of a company, to do the analysis of the conversion value. The multiples have been computed using the share prices of Total at the two selected dates, and compared to a sample of comparable petroleum companies.

1.      EXCHANGE RATIO ANALYSIS

        Paribas calculated historical exchange ratios of Total to PetroFina, using certain historical commonly used per share ratios (cash flows, ...), common stock prices of Total and PetroFina on certain periods, comparisons with selected transactions and valuations of Total and PetroFina's stocks performed through discounted cash flow analysis.

1.1 PER SHARE TOTAL TO PETROFINA CASH FLOWS, EARNINGS, SHAREHOLDERS FUNDS AND DIVIDENDS RATIOS: Paribas calculated the 1995 to 1998 above mentioned per share ratios of Total common stock to PetroFina common stock. Such analysis indicated:

                 - that the Total to PetroFina per share cash flows ratios from 1995 to 1998 respectively amounted to 5.6, 4.9, 5.0, 5.6, compared to the public exchange ratio of 4.5;

                 - that the Total to PetroFina recurrent earnings per share ratios from 1995 to 1998 respectively amounted to 5.4, 4.3, 4.5, 5.2, compared to the exchange ratio of 4.5 ;

                 - that the Total to PetroFina per share shareholder's equity ratios from 1995 to 1998 respectively amounted to 4.0, 3.8, 4.0, 4.3, compared to public the exchange ratio of 4.5;

                 - that the Total to PetroFina after tax dividend1/ ratios from 1995 to 1997 respectively amounted to 5.3, 4.9, 4.5, compared to the public exchange ratio of 4.5;

                 - this ratio analysis emphasises the quality of PetroFina's financials. Nevertheless, capital markets have traded PetroFina at a discount to its peers and notably to Total.

1.2 HISTORICAL STOCK TRADING ANALYSIS. Paribas reviewed the historical trading prices and volumes for the Total and PetroFina shares both separately and in comparison to the European Oil integrated (Datastream Europe-DS oil integrated) price index and to the London Brent Crude Oil price Index (U$/BBL) for the periods starting respectively in 1973 and in 1990, and ending 27/11/98 (the date before the transaction was publicly announced). The Historical Stock trading Analysis showed that (i) Total's share price has been - on a comparable basis - multiplied by 14 during the 01/01/1973 to 27/11/98 period, whereas PetroFina's share had only by multiplied by 4 over the same period (ii) starting in 1990, PetroFina's share constantly under-performed the European Oil integrated index, that was over-performed by Total over the same period (iii) based on the 1997 historical earnings figures, Total and PetroFina' P/E ratios over a period starting on 01/02/1998, show that PetroFina traded at a 12% discount to its peers, whereas Total traded with an average premium of 37% to its peers2/ (iv) IBES analysts consensus showed that 56% of those analysts had a "Hold" position on PetroFina, 24% a "buy" position and 20% a "sell" position, considering the stock was valued accordingly to their expectations, whereas 79% of them had a "Buy" recommendation on Total, therefore implying that the stock was then under-valued. Paribas calculated the average of the historical daily exchange ratios of PetroFina common stock to Total common stock for 12 months, 6 months, 3 months, 1 month ended November 27, 1998. Such analysis indicated:

                 - That the average ratios over such periods were 3.3, 3.2, 3.1, 3.1 as compared to the public exchange ratio of 4.5;



-------------------------

(1) In the case of a Belgian citizen [natural person whose shares are owned in a bank deposit], not taking into account the VVPR strips, which have no impact on historical dividends.

(2) A selection of European oil integrated companies composed of : Royal Dutch, BP (since then BP Amoco), ENI, Elf, Repsol and Norsk hydro.

                 - An exchange ratio of 3.3 for the closing price of PetroFina common stock on November 27, 1998, as compared to the public exchange ratio of 4.5.

1.3 ANALYSIS OF SELECTED TRANSACTIONS. Paribas analysed certain information relating to the Offer in relation to certain publicly available information on recent public exchange offer transactions on the Brussels's Stock Exchange and in the Oil sector.

Such analysis indicated that for the selected transactions on the Brussels's Stock Exchange the premiums paid in such transactions as compared to:

                 - the target's price (calculated through the exchange ratio proposed) one day prior to the announcement of the transaction (the Announcement Date) ranged from a low of (4.7%) to a high of 18.6%, with a median of 2.8% and an average of 4.8%, as compared to 39.2% for the proposed offer;

                 - the target's 30-day average price (calculated through the exchange ratio proposed) prior to the Announcement Date ranged from a low of 0.7% to a high of 35.6%, with a median of 10.2% and an average of 10.4%, as compared with 51.4% for the proposed offer;

                 - the target's 3-months average price (calculated through the exchange ratio proposed) prior to the Announcement Date ranged from a low of 3.6% to a high of 41.8%, with a median of 17.9% and an average of 18.6%, as compared with 55.1% for the proposed offer;

                 - the target's 6-months average price (calculated through the exchange ratio proposed) prior to the Announcement Date ranged from a low of 2.1% to a high of 57.4%, with a median of 31.6% and an average of 29.7%, as compared with 44.9% for the proposed offer;

                 - the target's 12-months average price (calculated through the exchange ratio proposed) prior to the Announcement Date ranged from a low of 11.4% to a high of 101.8%, with a median of 45.1% and an average of 43.4%, as compared with 44.3% for the proposed offer.

This analysis further indicates that the premium paid in this exchange offer is significantly higher than the ones shown in the selected transactions, on the basis of 1-day to 6-months average prices. On the basis of 12-months average prices, the premium paid in the proposed exchange offer is consistent with the ones calculated on our sample of Belgian public offers.

        Such analysis indicated that for the selected transactions in the Oil sector (Exxon Mobil and BP Amoco) the premiums paid in such transactions as compared to:

                 - the target's price (calculated through the exchange ratio proposed) one day prior to the announcement of the transaction (the Announcement Date) ranged from a low of 22.4% to a high of 26.4%, as compared to 39.2% for the proposed offer;

                 - the target's 30-day average price (calculated through the exchange ratio proposed) prior to the Announcement Date ranged from a low of 23.1% to a high of 33.1%, as compared with 51.4% for the proposed offer;

                 - the target's 6-months average price (calculated through the exchange ratio proposed) prior to the Announcement Date ranged from a low of 18.4% to a high of 30.5%, as compared with 44.9% for the proposed offer;

                 - the target's 12-months average price (calculated through the exchange ratio proposed) prior to the Announcement Date ranged from a low of 15.0% to a high of 33.8%, as compared with 44.3% for the proposed offer.

This analysis further indicates that the premium paid in this exchange offer is significantly higher than the ones paid in other comparable transactions in the Oil sector.

1.4 DISCOUNTED CASH FLOW ANALYSIS. Paribas performed a discounted cash flow analysis for both Total and PetroFina using its own assumptions for both PetroFina and Total (the assumptions used to value PetroFina have been made by Paribas on the basis of its own estimates, and on discussions with PetroFina's management). Unlevered free cash flows were calculated as EBIT less taxes plus depreciation less capital expenditures less changes in working capital. This analysis has been used to assess the exchange ratio proposed in the offer and not to perform an intrinsic valuation of both companies.

        Paribas calculated a net present value for the cash flows of both companies' cash flows for the years 1999 to 2006, an intermediary period from 2007 to 2016 and to terminal values. Paribas calculated terminal values by applying the Gordon-Shapiro formula, using a perpetual growth rate of 2.5% for both companies. The unlevered free cash flow streams and terminal values were then discounted to the present using a WACC (weighted average cost of capital) of 7.25% for both companies. The discounted values were then adjusted by adding cash and subtracting debt to arrive at implied equity values. Based on our analyses, Paribas calculated an exchange ratio, resulting in a PetroFina to Total per share equity value ratio of 4.4, as compared to the exchange ratio of 4.5 pursuant to the exchange offer.

        Paribas then conducted a sensitivity analysis based on certain parameters: (i) 1% change in 2007-2016 growth rate of free cash flows (ii) 0.5% change in perpetual growth rate beyond 2017 (iii) 0.5% change in WACC assumption (iv) 1 U$ change in the brent price (U$ price per barrel) (v) 5% change in the U$/Euro exchange rate. Based on those analysis, the PetroFina to Total per share equity value ratio varied in a range comprised between 4.1 to 4.7, as compared to the public exchange ratio of 4.5.

2.      ANALYSIS OF THE CONVERSION VALUE SINCE THE ANNOUNCEMENT OF THE OFFER

2.1 ANALYSIS OF THE CONVERSION VALUE. Paribas has reviewed the evolution of share prices and trading activity in the shares of both companies on the relevant stock exchanges since the announcement of the operation, and compared stock market information on both companies with information relating to major comparable listed companies.

        The analysis of the conversion value consists in analysing the terms of the exchange in value for a PetroFina shareholder at certain precise dates.
We used two references for the conversion value, one based on Total share price on November 27, 1998 just before the announcement of the transaction, and one based on Total share price on April 1st, 1999 the last trading day before submitting our conclusion to the PetroFina Board. The conversion value is composed of the exchange ratio 4.5 Total share per PetroFina Share plus an exceptional net dividend of BEF 345 per share (gross dividend of BEF 460 less equalization tax for BEF 115).

        Using the above formula the conversion value was BEF 19 832 per PetroFina Share as of November 27, 1998 and BEF 20 531 per PetroFina Share as of April 1st 1999 (closest available trading data prior to the presentation to the PetroFina Board). These conversion values compare to PetroFina share price of BEF 14 250 as of November 27, 1998 and of BEF 13 739 corresponding to the average of the twelve months period ending on that day.

2.2 TRADING MULTIPLES ANALYSIS. Paribas compared the public stock market trading multiples of Total and PetroFina with those of selected European oil integrated companies including BP Amoco, Royal Dutch, ENI, Elf, Repsol and Norsk Hydro. Using publicly available information, Paribas calculated and analyzed the market capitalization multiples and equity value multiples of certain historical and projected financial and operating criteria such as Earnings, cash flow from operations, EBIT and EBITDA.

        - As of November 27, 1998 share prices, the appropriate market capitalization multiples to 1997, 1998, projected 1999 Earnings, Operating cash flows were determined to be as follows:

                                     Share prices and estimates on November 27, 1998


 27-Nov..-98                     Multiplies of                  Premium vs.             Discount vs      Offer to PETROFINA
                              comparable companies  Total       Comparables PETROFINA   Comparables      on November 27, 1998
------------------------------------------------------------------------------------------------------------------------------
 Multiple of EPS 1997                17,2x            20,6x       19,7%        15,1x       -12,6%               21,0x
 Multiple of EPS 1998                20,5x            24,2x       18,7%        17,0x       -17,1%               23,7x
 Multiple of EPS 1999                19,5x            21,8x       13,5%        16,6x       -13,8%               23,2x

 Multiple of cash flow 1997           6,5x             9,0x       38,9%        5,9x        -9,5%                9,1x
 Multiple of cash flow 1998           6,9x             9,7x       40,7%        6,3x        -9,3%                9,7x
 Multiple of cash flow 1999           6,5x             9,0x       38,7%        6,0x        -8,9%                8,9x
------------------------------------------------------------------------------------------------------------------------------


For the comparable companies, the average industry projected 1999 P/E and cash flow multiples were respectively 19.3x and 6.5x. The average projected 1999 P/E and cash flow multiples of Total showed respectively a 13.5% and a 38.7% premium on those multiples. Those of PetroFina showed respectively a 13.8% and 8.6% discount on those multiples.

        - As of April 1st, 1999 (closest available trading data prior to the presentation to the PetroFina Board) share prices, the appropriate market capitalization to 1998, projected 1999 Earnings, Operating cash flows were determined to be as follows:

                              Share price, preliminary results and estimates on April 1st 1999

                                  Multiples of                        Premium vs.       Premium Total FINA on April 1st 1999
                             Comparables companies  Total FINA   Comparables companies        vs PETROFINA ON 27/11/98
-------------------------------------------------------------------------------------------------------------------------------
 Multiple of EPS 1998                22,2x             22,7x             2,5%                          33,3%
 Multiple of EPS 1999                25,6x             25,8x             -1,1%                         52,2%

 Multiple of cash flow 1998           7,1x             10,3x             45,5%                         65,0%
 Multiple of cash flow 1999           6,9x              9,9x             41,0%                         64,2%
-------------------------------------------------------------------------------------------------------------------------------


        For the comparable companies, the average projected 1999 P/E and cash flow multiples were respectively 25.6x and 6.9x. The average projected 1999 P/E and cash flow multiples of Total Fina showed a 1.1% discount and a 41.0% premium on those multiples, thus implying a 52.2% premium and a 64.2% premium compared to PetroFina's multiples as of November 27, 1998.

        We conclude from this trading multiples analysis, that through the terms of the exchange offer, a PetroFina shareholder accepting to become a shareholder in Total Fina benefits from a positive re-rating of the value of his stock.


ITEM 5.

        PetroFina engaged JP Morgan and Paribas to act as it financial advisors in connection with the Offer. As part of its role as principal financial advisor, each of JP Morgan and Paribas delivered to the PetroFina Board a fairness opinion. J.P. Morgan's opinion is addressed to the PetroFina Board, is directed only to the fairness of the consideration offered in the Offer, does not address any other aspect of the proposed transaction and does not constitute a recommendation to any PetroFina shareholder as to whether to
tender shares in the Offer.   Paribas advisory services and opinion were
provided for the information and assistance of the PetroFina Board, in connection with its consideration of the Offer. Paribas was not requested to opine as to, and its opinion does not address, PetroFina's underlying business decision to proceed with or effect the Offer.

        Except as set forth above, neither PetroFina nor any person acting on its behalf has or currently intends to employ, retain or compensate any person to make solicitations or recommendations to the PetroFina shareholders on its behalf with respect to the Offer.

ITEM 6.

        (a) Except as set forth in Item 3(b), to the best of PetroFina's knowledge, no transaction in PetroFina Warrants and PetroFina ADSs has been effected during the past 60 days by the Company or by any executive officer, director, affiliate or subsidiary of the Company. However, because PetroFina Shares may be held in bearer form, PetroFina is unable to confirm whether or not sales of PetroFina Shares have actually occurred.

        (b) To PetroFina's knowledge, all of its executive officers, directors and affiliates or subsidiaries currently intend to tender all PetroFina Shares which are held of record or beneficially owned by such persons pursuant to the Offer.

ITEM 7.  CERTAIN NEGOTIATIONS AND TRANSACTIONS BY THE SUBJECT COMPANY

        (a) Except as set forth herein, PetroFina is not engaged in any negotiation in response to the Offer which relate to or would result in (i) an extraordinary transaction, such as a merger or reorganization, involving PetroFina or any of its subsidiaries; (ii) a purchase, sale or transfer of a material amount of assets by PetroFina or any of its subsidiaries; (iii) a tender offer for or other acquisition of securities by or of PetroFina; or (iv) any material change in the present capitalization or dividend policy of PetroFina.

        Total has indicated in its Schedule 14D-1 that it plans to work with PetroFina's management to combine the operation of the refining and distribution businesses in order to leverage the strengths of both entities in Europe. In order to reflect the combination of Total and PetroFina, Total has proposed that at the next meeting of Total shareholders on May 11, 1999, the shareholders approve the change of Total's corporate name to "Total Fina S.A," which would be effective as of June 14, 1999. In addition, Total has indicated that following a thorough review of the subsidiaries of Total Fina, some restructuring may occur. Total also stated in its Schedule 14D-1 that it did not intend to modify the dividend policy of PetroFina, but actual payments will be subject to Total's financial strategy.

        (b) Except as described in Item 3(b) and Item 4 above (the provisions of which are hereby incorporated by reference), there are no transactions, board resolutions, agreements in principle or signed contracts in response to the Offer which relate to or would result in one or more of the matters referred to in Item 7(a).


ITEM 8.

        None.

ITEM 9.  MATERIALS TO BE FILED AS EXHIBITS

(a)(1) Offer to Exchange all American Depositary Shares and Warrants of PetroFina

(a)(2) Letter of Transmittal to Accept the Offer to Exchange American Depositary Shares of PetroFina for American Depositary Shares of Total

(a)(3) Letter of Transmittal to Accept the Offer to Exchange Warrants of PetroFina for Warrants of Total

(a)(4)           Press Release issued by PetroFina dated December 8, 1998*

(a)(5)           Opinion of Paribas dated April 7, 1999

(a)(6)           Opinion of JP Morgan dated April 7, 1999

(b)              None

(c)(1) Contribution between Total, Electrafina, Fibelpar, Tractelbel, Electrabel and AG 1824, dated December 1, 1998 (English Translation)

(c)(2) General Memorandum of Understanding between Total, Electrafina, Fibelpar, Tractelbel, Electrabel and AG 1824, dated December 1, 1998 (English Translation)

(c)(3) Memorandum of Understanding between Total and Electrafina, dated December 1, 1998 (English Translation)

                                   SIGNATURE

        After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this Statement is true, complete and correct.

                                 PETROFINA

                                 By:   /s/ MICHEL-MARC DELCOMMUNE
                                 --------------------------------------
                                 Name:  Michel-Marc Delcommune
                                 Title: Executive Director, Corporate Finance

Date: May 6, 1999
      -----

                                 EXHIBIT INDEX



EXHIBIT DESCRIPTION


(a)(1) Offer to Exchange all American Depositary Shares and Warrants of PetroFina
(a)(2) Letter of Transmittal to Accept the Offer to Exchange American Depositary Shares of PetroFina for American Depositary Shares of Total
(a)(3) Letter of Transmittal to Accept the Offer to Exchange Warrants of PetroFina for Warrants of Total
(a)(4)           Press Release issued by PetroFina dated December 8, 1998*
(a)(5)           Opinion of Paribas dated April 7, 1999
(a)(6)           Opinion of JP Morgan dated April 7, 1999
(c)(1) Contribution between Total, Electrafina, Fibelpar, Tractelbel, Electrabel and AG 1824, dated December 1, 1998 (English Translation)
(c)(2) General Memorandum of Understanding between Total, Electrafina, Fibelpar, Tractelbel, Electrabel and AG 1824, dated December 1, 1998 (English Translation)
(c)(3) Memorandum of Understanding between Total and Electrafina, dated December 1, 1998 (English Translation)

*Incorporated by reference to the Form 6-K filed by PetroFina with the Commission on December 24, 1998.

                                                                  Exhibit (a)(1)


     THIS DOCUMENT SHOULD NOT BE FORWARDED OR TRANSMITTED IN OR INTO CANADA, OR ANY OTHER JURISDICTION WHERE THE SENDING OF SUCH DOCUMENT IS PROHIBITED BY APPLICABLE LAW.
--------------------------------------------------------------------------------

                               OFFER TO EXCHANGE

                         ALL AMERICAN DEPOSITARY SHARES
         EACH REPRESENTING ONE TENTH OF ONE SHARE WITHOUT NOMINAL VALUE
                              AND ALL WARRANTS OF

                                   PETROFINA

                                       BY

                                     TOTAL

THERE WILL BE AN INITIAL OFFER PERIOD WHICH WILL EXPIRE AT 10:00 A.M. (NEW YORK CITY TIME), ON FRIDAY, JUNE 4, 1999, UNLESS EXTENDED ("INITIAL OFFER PERIOD"). AT THE CONCLUSION OF THE INITIAL OFFER PERIOD, INCLUDING ANY EXTENSION THEREOF, HOLDERS OF PETROFINA WARRANTS AND PETROFINA ADSS, AS THE CASE MAY BE, WILL HAVE WITHDRAWAL RIGHTS DURING THE EXCHANGE OFFER PERIOD INTO WHICH THEY TENDER, BUT NOT DURING ANY OTHER EXCHANGE OFFER PERIOD.

To Brokers, Dealers, Commercial Banks,
  Trust Companies and Other Nominees:

     We have been appointed by Total, a societe anonyme organized under the laws of the Republic of France ("Total"), on behalf of PetroFina, a societe anonyme organized under the laws of Belgium ("Petrofina") to act as exchange agent in connection with Total's offer to exchange (i) 10 properly tendered American depositary shares of PetroFina, each representing one-tenth of one share of PetroFina for 9 American depositary shares, each representing one-half of one share of Total, and (ii) 100 Warrants of PetroFina for 81 Warrants of Total, upon the terms and subject to the conditions set forth in the Exchange Offer Prospectus, dated May 6, 1999 (the "Prospectus"), and in the related Certificated Share Delivery Instruction Form, the Letter of Transmittal and Notice of Guaranteed Delivery enclosed herewith. Terms used in this document to the extent not defined herein shall bear the same meaning as in the Prospectus. Please furnish copies of the enclosed materials to those of your clients for whose accounts you hold PetroFina securities registered in your name or in the name of your nominee.

     Enclosed for your information and use are copies of the following documents:

          1. Prospectus, dated May 6, 1999;

          2. Letter of Transmittal to be used by holders of PetroFina ADSs in accepting the exchange offer and tendering ADSs;

          3. Letter of Transmittal to be used by holders of PetroFina Warrants in accepting the exchange offer and tendering Warrants;

          4. Notice of Guaranteed Delivery to be used to accept the exchange offer if the ADSs, the Warrants and all other required documents are not immediately available or cannot be delivered to the US Exchange Agent by the expiration of the Initial Offer Period or if the procedure for book-entry transfer cannot be completed by the expiration of the Initial Offer Period;

          5. A letter which may be sent to your clients for whose accounts you hold PetroFina Warrants and PetroFina ADSs registered in your name or in the name of your nominee, with space provided for obtaining such clients' instructions with regard to the exchange offer;

          6. A Certificated Share Delivery Instructions Form;

          7. Guidelines for Certification of Taxpayer Identification Number on Substitute Form W-9; and

          8. Return envelope addressed to the US Exchange Agent.

     THE EXCHANGE OFFER MAY NOT BE ACCEPTED IN RESPECT OF PETROFINA SHARES BY MEANS OF A LETTER OF TRANSMITTAL AND NOTICE OF GUARANTEED DELIVERY. A CERTIFICATED SHARE DELIVERY INSTRUCTION FORM FOR ACCEPTING THE EXCHANGE OFFER IN RESPECT OF PETROFINA SHARES MAY BE OBTAINED FROM MACKENZIE PARTNERS, INC., AS THE INFORMATION AGENT.

     WE URGE YOU TO CONTACT YOUR CLIENTS AS PROMPTLY AS POSSIBLE. PLEASE NOTE THAT THE EXCHANGE OFFER AND WITHDRAWAL RIGHTS EXPIRE AT 10:00 A.M., NEW YORK CITY TIME ON JUNE 4, 1999, EXCEPT WITH RESPECT TO PETROFINA SECURITIES TENDERED IN ANY SUBSEQUENT OFFER PERIOD.

     In all cases, exchange of PetroFina shares tendered and accepted pursuant to the exchange offer will be made only after timely receipt by the (i) U.S. Forwarding Agent of completed Certificated Share Delivery Instruction Form together with certificates evidencing such PetroFina shares, (ii) US Exchange Agent of a Letter of Transmittal or Notice of Guaranteed Delivery (or facsimile thereof) properly completed and duly executed, with any required signature guarantees (or in the case of a book-entry transfer, an Agent's Message) together with ADRs evidencing such PetroFina ADSs or Warrant Certificates and any other required documents.

     A securityholder who desires to tender PetroFina ADSs and/or PetroFina Warrants and whose American Depositary Receipts ("ADRs") evidencing such PetroFina ADSs or Warrant Certificates are not immediately available, or who cannot comply with the procedure for book-entry transfer on a timely basis, may tender such PetroFina ADSs and/or PetroFina Warrants by following the procedure for guaranteed delivery set forth in the Prospectus. See "Guaranteed Delivery Procedures".

     Total will not pay any fees or commissions to any broker, dealer or other person (other than the U.S. Exchange Agent, the Forwarding Agent and the Information Agent as described in the Prospectus) in connection with the solicitation of tenders of PetroFina shares, PetroFina ADSs and PetroFina Warrants pursuant to the exchange offer. However, Total will reimburse you for customary mailing and handling expenses incurred by you in forwarding any of the enclosed materials to your clients. Total will pay or cause to be paid any stock transfer taxes payable with respect to the transfer of PetroFina shares, PetroFina ADSs and PetroFina Warrants to it, except as otherwise provided in Instruction 6 of the Letter of Transmittal.

     Any inquiries you may have with respect to the exchange offer should be addressed to Mackenzie Partners, Inc. (the "Information Agent") at their address and telephone numbers set forth on the back cover page of the Prospectus.

     Additional copies of the enclosed material may be obtained from the Information Agent, at the address and telephone number set forth on the back cover page of the Offer to Exchange.

                                            Very truly yours,

                                            The Bank of New York

     NOTHING CONTAINED HEREIN OR IN THE ENCLOSED DOCUMENTS SHALL CONSTITUTE YOU OR ANY OTHER PERSON THE AGENT OF TOTAL, PETROFINA, THE U.S. EXCHANGE AGENT, THE INFORMATION AGENT, OR THE FORWARDING AGENT, OR OF ANY AFFILIATE OF ANY OF THEM, OR AUTHORIZE YOU OR ANY OTHER PERSON TO USE ANY DOCUMENT OR TO MAKE ANY STATEMENT ON BEHALF OF ANY OF THEM IN CONNECTION WITH THE EXCHANGE OFFER OTHER THAN THE ENCLOSED DOCUMENTS AND THE STATEMENTS CONTAINED THEREIN.

     THIS DOCUMENT SHOULD NOT BE FORWARDED OR TRANSMITTED IN OR INTO CANADA, OR ANY OTHER JURISDICTION WHERE THE SENDING OF SUCH DOCUMENT IS PROHIBITED BY APPLICABLE LAW.
--------------------------------------------------------------------------------

                               OFFER TO EXCHANGE

                         ALL AMERICAN DEPOSITARY SHARES
        EACH REPRESENTING ONE TENTH OF ONE SHARE, WITHOUT NOMINAL VALUE
                              AND ALL WARRANTS OF

                                   PETROFINA

                                       BY

                                     TOTAL

THERE WILL BE AN INITIAL OFFER PERIOD WHICH WILL EXPIRE AT 10:00 A.M. (NEW YORK CITY TIME), ON FRIDAY, JUNE 4, 1999, UNLESS EXTENDED. AT THE CONCLUSION OF THE INITIAL OFFER PERIOD, INCLUDING ANY EXTENSION THEREOF, IF THE CONDITION HAS BEEN SATISFIED. HOLDERS OF PETROFINA SHARES, PETROFINA ADSS, AND PETROFINA WARRANTS, AS THE CASE MAY BE, WILL HAVE WITHDRAWAL RIGHTS DURING THE EXCHANGE OFFER PERIOD TO WHICH THEY HAVE TENDERED, BUT NOT DURING ANY OTHER EXCHANGE OFFER PERIOD.

To Our Clients:

     Enclosed for your consideration are an Exchange Offer Prospectus, dated May 6, 1999 (the "Prospectus"), and a related Letter of Transmittal and a Notice of Guaranteed Delivery in connection with the offer by Total, a societe anonyme organized under the laws of the Republic of France ("Total"), to acquire all the issued and outstanding shares, without nominal value (the "PetroFina Shares"), American Depositary Shares, each representing one-tenth of one PetroFina Share ("PetroFina ADSs"), and Warrants of PetroFina a societe anonyme organized under the laws of Belgium ("PetroFina") for new shares of Total, nominal value FRF50 per share (a "Total Share"), at an exchange ratio of 2 PetroFina Shares for 9 shares of Total and 10 PetroFina ADSs for 9 Total ADSs and 100 Warrants of PetroFina for 81 Warrants of Total, upon the terms and subject to the conditions set forth in the Exchange Offer Prospectus (the "Prospectus"), and in the related Letter of Transmittal and Notice of Guaranteed Delivery. Terms used in this document to the extent not defined herein, have the same meaning as in the Prospectus.

     We are the holder of record of PetroFina ADSs evidenced by PetroFina ADRs and PetroFina Warrants held by us for your account. A TENDER OF SUCH PETROFINA ADSS CAN BE MADE ONLY BY US AS THE HOLDER OF RECORD AND PURSUANT TO YOUR INSTRUCTIONS. THE LETTER OF TRANSMITTAL IS FURNISHED TO YOU FOR YOUR INFORMATION ONLY AND CANNOT BE USED BY YOU TO TENDER PETROFINA ADSS HELD BY US FOR YOUR ACCOUNT.

     We request instructions as to whether you wish to have us tender on your behalf any or all of the PetroFina ADSs and Warrants held by us for your account, upon the terms and subject to the conditions set forth in the exchange offer.

     Your attention is invited to the following:

          1. The exchange offer is being made for all PetroFina Shares, PetroFina ADSs evidenced by PetroFina ADRs and PetroFina Warrants.

          2. The exchange offer is on the terms and subject to the conditions set forth in the Prospectus.

          3. The Initial Offer Period of the exchange offer will expire at 10:00 a.m. (New York City time), on June 4, 1999, unless extended (in accordance with the terms thereof).

          4. At the conclusion of the Initial Offer Period, including any extension thereof, the exchange offer may be extended for a Subsequent Offer Period in accordance with the Prospectus.

          5. PetroFina ADS or Warrants holders will not be obligated to pay brokerage fees or commissions or, except as otherwise provided in Instruction 6 of the Letter of Transmittal, stock transfer taxes applicable to a sale of PetroFina ADSs evidenced by PetroFina ADRs or Warrants.

     If you wish to have us tender any or all of your PetroFina ADSs or PetroFina Warrants, please so instruct us by completing, executing and returning to us the instruction form contained in this letter. An envelope in which to return your instructions to us is enclosed. If you authorize the tender of your PetroFina ADSs or PetroFina Warrants, all such PetroFina ADSs or PetroFina Warrants will be tendered unless otherwise specified in your instructions. Your instructions should be forwarded to us in ample time to permit us to submit a tender on your behalf prior to the expiration of the exchange offer.

     The exchange offer is made solely by the Prospectus and is being made to all holders of Shares, ADSs and Warrants. Total is not aware of any jurisdiction where the making of the exchange offer is prohibited by administrative or judicial action pursuant to any valid state statute. If Total becomes aware of any valid state statute prohibiting the making of the exchange offer or the acceptance of PetroFina Shares, PetroFina ADSs or Warrants pursuant thereto, Total will make a good faith effort to comply with such state statute. If, after such good faith effort, Total cannot comply with such state statute, the exchange offer will not be made to (nor will tenders be accepted from or on behalf of) the holders of PetroFina Shares, PetroFina ADSs or PetroFina Warrants in such state.

          INSTRUCTIONS WITH RESPECT TO THE EXCHANGE OFFER TO EXCHANGE
                 ALL OUTSTANDING WARRANTS AND ADSs OF PETROFINA
                         FOR WARRANTS AND ADSS OF TOTAL

     The undersigned acknowledge(s) receipt of your letter and the enclosed Prospectus, dated May 6, 1999 (the "Prospectus"), and a related Letter of Transmittal in connection with the offer by Total, to acquire all the issued and outstanding American Depositary Shares ("PetroFina ADSs") and warrants ("PetroFina Warrants") of PetroFina (the "Exchange Offer").

     This will instruct you to tender the number of PetroFina ADSs and/or PetroFina Warrants indicated below (or, if no number is indicated below, all PetroFina ADSs and/or PetroFina Warrants) that are held by you for the account of the undersigned, upon the terms and subject to the conditions set forth in the exchange offer.

--------------------------------------------------------

NUMBER OF PETROFINA ADSs AND/OR PETROFINA                      SIGN HERE
WARRANTS TO BE TENDERED:                                       ---------------------------------------
--------------------------------- ADSs*                        ---------------------------------------
--------------------------------------------------------       SIGNATURE(S)
DATED:                          , 1999                         ---------------------------------------
                                                               ---------------------------------------
                                                               PLEASE TYPE OR PRINT NAME(S)
                                                               ---------------------------------------
                                                               ---------------------------------------
                                                               PLEASE TYPE OR PRINT ADDRESS
                                                               ---------------------------------------
                                                               AREA CODE AND TELEPHONE NUMBER
                                                               ---------------------------------------
                                                               TAXPAYER IDENTIFICATION OR SOCIAL
                                                               SECURITY NUMBER

---------------

* Unless otherwise indicated, it will be assumed that all PetroFina ADSs and/or PetroFina Warrants held by us for your account are to be tendered.

                         CERTIFICATE OF FOREIGN STATUS

--------------------------------------------------------------------------------------------------

                                         ------------------------------------------------------
  SUBSTITUTE                             NAME OF OWNER
                                         ------------------------------------------------------
  FORM W-8                               U.S. TAXPAYER I.D. NUMBER (if any)
                                         ------------------------------------------------------
  DEPARTMENT OF THE TREASURY,            PERMANENT ADDRESS (See enclosed Guidelines)
  INTERNAL REVENUE SERVICE               ------------------------------------------------------
                                         CURRENT MAILING ADDRESS (if different from Permanent
  CERTIFICATE OF FOREIGN STATUS          Address)
                                      ------------------------------------------------------------
                                      CERTIFICATION:
                                         UNDER PENALTIES OF PERJURY, I CERTIFY THAT I AM AN EXEMPT
                                         FOREIGN PERSON BECAUSE:
                                         (1) I am a nonresident alien individual or a foreign
                                         corporation, partnership, estate or trust;
                                         (2) I am an individual who has not been, and plans not to
                                         be, present in the United States for a total of 183 days
                                             or more during the calendar year; and
                                         (3) I am neither engaged, nor plan to be engaged during
                                         the year, in a United States trade or business that has
                                             effectively connected gains from transactions with a
                                             broker or barter exchange.

                                         -------------------------------          ----------------
                                         Signature                                Date
--------------------------------------------------------------------------------------------------

FOR ASSISTANCE IN COMPLETING THE SUBSTITUTE FORM W-8 PLEASE REVIEW THE ENCLOSED "GUIDELINES FOR CERTIFICATION OF FOREIGN STATUS ON SUBSTITUTE FORM W-8."

                 GUIDELINES FOR CERTIFICATION OF FOREIGN STATUS
                             ON SUBSTITUTE FORM W-8

PERMANENT ADDRESS:

If you are:                                 Show the address of:
An individual                               Your permanent residence
A partnership of corporation                Principal office
An estate or trust                          Permanent residence or principal office
                                            of Any fiduciary

     NONRESIDENT ALIEN INDIVIDUAL: For United States federal income tax purposes, "nonresident alien individual" means an individual who is neither a United States citizen nor resident. Generally, an alien is considered to be a United States resident if:

          The individual was a lawful permanent resident of the United States at any time during the calendar year, that is the alien held an immigrant visa (a "green card"), or

          The individual was physically present in the United States on:

             (1) at least 31 days during the calendar year, and

             (2) 183 days or more during the current year and the two preceding calendar years (counting all the days of physical presence in the current year, one-third the number of days of presence in the first preceding year, and one-sixth of the number of days in the second preceding year).

     EXEMPT FOREIGN PERSON: If you do not meet the requirements of certification number two or three above, you may instead certify on Internal Revenue Service Form 1001, Ownership, Exemption, or Reduced Rate Certificate, that your country has a tax treaty with the United States that exempts your transactions from United States tax.

FOR ADDITIONAL INFORMATION, CONTACT YOUR TAX CONSULTANT OR THE INTERNAL REVENUE SERVICE.

            GUIDELINES FOR CERTIFICATION OF TAXPAYER IDENTIFICATION
                         NUMBER ON SUBSTITUTE FORM W-9

GUIDELINES FOR DETERMINING THE PROPER IDENTIFICATION NUMBER TO GIVE THE
PAYER. Social Security numbers have nine digits separated by two hyphens: i.e. 000-00-0000. Employer identification numbers have nine digits separated by only one hyphen: i.e. 00-0000000. The table below will help determine the proper identification number to provide on the Substitute Form W-9.

---------------------------------------------------------
FOR THIS TYPE OF ACCOUNT               GIVE THE NAME
                                         AND SOCIAL
                                          SECURITY
                                        NUMBER OF --
---------------------------------------------------------
 1.  Individual account            The individual
 2.  Two or more individuals       The actual owner of
     (joint account)               the account or, if
                                   combined funds, the
                                   first individual on
                                   the account(1)
 3.  Custodian account of a minor  The minor(2)
     (Uniform Gift to Minors Act)
 4.  a. The usual revocable        The grantor-
        savings trust (grantor is  trustee(1)
        also trustee)
     b. The so-called trust        The actual owner(1)
        account that is not a
        legal or valid trust
        under state law.
 5.  Sole proprietorship           The owner(3)

---------------------------------------------------------

---------------------------------------------------------
FOR THIS TYPE OF ACCOUNT               GIVE THE NAME
                                        AND EMPLOYER
                                       IDENTIFICATION
                                        NUMBER OF --
---------------------------------------------------------
 6.  A valid trust, estate, or     Legal entity (do not
     pension trust                 furnish the
                                   identification number
                                   of the personal
                                   representative or
                                   trustee unless the
                                   legal entity itself is
                                   not designated in the
                                   account title)(4)
 7.  Corporation                   The corporation
 8.  Association, club,            The organization
     religious, charitable,
     educational or other
     tax-exempt organization
 9.  Partnership                   The partnership
10.  A broker or registered        The broker or nominee
     nominee
11.  Account with the Department   The public entity
     of Agriculture in the name
     of a public entity (such as
     a State or local government,
     school district, or prison)
     that receives agricultural
     program payments
---------------------------------------------------------

(1) List first and circle the name of the person whose number you furnish.
(2) Circle the minor's name and furnish the minor's social security number.
(3) You must show your individual name, but you may also enter your business or "doing business as" name. You may use either your social security number or employer identification number.
(4) List first and circle the name of the legal trust, estate or pension trust.

NOTE: If no name is circled when there is more than one name, the number will be considered to be that of the first name listed.

                                                      BANQUE PARIBAS
                                                      Metier Titres France
                                                      Services aux Emetteurs
                                                      3 rue d'Antin
                                                      75078 PARIS CEDEX 02
                                                      FRANCE

                                          Attention: 257 D Mr. Dominique SANCHEZ

                               CERTIFICATED SHARE
                           DELIVERY INSTRUCTION FORM

     THE UNDERSIGNED ACKNOWLEDGES THAT SUCH PERSON HAS RECEIVED AND REVIEWED THE PROSPECTUS, DATED MAY 6, 1999, OF TOTAL, A SOCIETE ANONYME ORGANIZED UNDER THE LAWS OF THE REPUBLIC OF FRANCE, AND THIS CERTIFICATED SHARE DELIVERY INSTRUCTION FORM, WHICH TOGETHER WITH ANY AMENDMENTS OR SUPPLEMENTS HERETO OR THERETO CONSTITUTE THE OFFER OF TOTAL.

I the undersigned
Name (Please type or print in capital    -----------------------------------------------------------
letters):                                (First Name)                                 (Last Name)
Address (Please type or print in         -----------------------------------------------------------
capital letters):                        (Street Address)
                                         -----------------------------------------------------------
                                         (City)                      (State)          (Zip Code)

hereby deliver to The Bank of New York ________ PETROFINA shares represented by share certificates bearing numbers:
--------------------------------------------------------------------------------
--------------------------------------------------------------------------------

for the purpose of tendering them into the exchange offer for TOTAL shares.

I request that my TOTAL shares:

[ ] be delivered in the form of share certificates and sent to the address provided above.

[ ]  be transferred to my account designated here:

Name of the Bank:                        -----------------------------------------------------------
Address of the Bank:                     -----------------------------------------------------------
Account No.:                             -----------------------------------------------------------
Date:                                    Signature:                                Stamp of The Bank
                                                                                   of New York

[ ]  I hereby waive the right to receive VVPR-Strips.

[ ] I hereby elect to receive the VVPR-Strips and I request that they be delivered to the address provided above.

                                                                  Exhibit (a)(2)


     THIS DOCUMENT IS IMPORTANT AND REQUIRES YOUR IMMEDIATE ATTENTION. If you are in any doubt about the exchange offer or about the action you should take, you are recommended to seek your own personal financial advice immediately from an appropriately authorized independent professional advisor.

     If you have sold or otherwise transferred all your registered holdings of PetroFina ADSs, please pass this document and the accompanying Prospectus dated May 6, 1999 (the "Prospectus"), as soon as possible to the purchaser or transferee, or to the stockbroker, bank or other agent through whom the sale or transfer was effected, for delivery to the purchaser or transferee. However, the exchange offer is not being made directly or indirectly in Canada, or any jurisdiction where prohibited by applicable law and such documents should not be distributed, forwarded or transmitted into or from Canada, or any jurisdiction where prohibited by applicable law by any means whatsoever including without limitation mail, facsimile, transmission, telex or telephone.
--------------------------------------------------------------------------------

                             LETTER OF TRANSMITTAL
   TO ACCEPT THE OFFER TO EXCHANGE 10 AMERICAN DEPOSITARY SHARES OF PETROFINA EACH REPRESENTING ONE TENTH OF ONE SHARE OF PETROFINA, WITHOUT NOMINAL VALUE,
          FOR 9 AMERICAN DEPOSITARY SHARES OF TOTAL, EACH REPRESENTING
           ONE HALF OF ONE SHARE OF TOTAL, NOMINAL VALUE FRF 50 EACH.

                                     TOTAL

THERE WILL BE AN INITIAL OFFER PERIOD WHICH WILL EXPIRE AT 10:00 A.M. (NEW YORK CITY TIME), ON FRIDAY, JUNE 4, 1999, UNLESS EXTENDED. AT THE CONCLUSION OF THE INITIAL OFFER PERIOD, INCLUDING ANY EXTENSION THEREOF, ALL PETROFINA SECURITIES VALIDLY TENDERED AND NOT WITHDRAWN WILL BE PURCHASED. HOLDERS OF PETROFINA ADSS WILL HAVE WITHDRAWAL RIGHTS DURING THE EXCHANGE OFFER PERIOD TO WHICH THEY TENDERED, BUT NOT DURING ANY OTHER EXCHANGE OFFER PERIOD.

                    The US Exchange Agent for the Offer is:

                              THE BANK OF NEW YORK

           By Mail:               By Facsimile Transmission:     By Hand or Overnight Courier:
                                  (For Eligible Institutions
 Tender & Exchange Department                Only)               Tender & Exchange Department
        P.O. Box 11248                  (212) 815-6213                101 Barclay Street
     Church Street Station        For Confirmation Telephone:     Receive and Deliver Window
 New York, New York 10286-1248          (800) 507-9357             New York, New York 10286

     DELIVERY OF THIS LETTER OF TRANSMITTAL TO AN ADDRESS, OR TRANSMISSION OF INSTRUCTIONS VIA FACSIMILE TO A NUMBER, OTHER THAN AS SET FORTH ABOVE DOES NOT CONSTITUTE A VALID DELIVERY.

     THE INSTRUCTIONS CONTAINED WITHIN THIS LETTER OF TRANSMITTAL SHOULD BE READ CAREFULLY BEFORE THIS LETTER OF TRANSMITTAL IS COMPLETED.

--------------------------------------------------------------------------------------------------------------
                                    DESCRIPTION OF PETROFINA ADSs TENDERED
--------------------------------------------------------------------------------------------------------------
  NAME(S) AND ADDRESS(ES) OF REGISTERED
HOLDER(S) OF PETROFINA ADSs (PLEASE FILL
          IN, IF BLANK, EXACTLY                             PETROFINA ADS CERTIFICATE(S) AND
       AS NAME(S) APPEAR(S) ON ADS                              PETROFINA ADSs TENDERED
             CERTIFICATE(S))                             (ATTACH ADDITIONAL LIST, IF NECESSARY)
--------------------------------------------------------------------------------------------------------------
                                                                 TOTAL NUMBER OF
                                          PETROFINA              PETROFINA ADSs         NUMBER OF
                                          ADS CERTIFICATE        EVIDENCED BY SHARE     PETROFINA ADSs
                                          NUMBER(S)*             CERTIFICATE(S)*        TENDERED**
                                          ---------------------------------------------------------------

                                          ---------------------------------------------------------------

                                          ---------------------------------------------------------------

                                          ---------------------------------------------------------------

                                          ---------------------------------------------------------------
                                          Total PetroFina ADSs.........................
--------------------------------------------------------------------------------------------------------------
 *  Need not be completed by holders delivering PetroFina ADSs by book-entry transfer.
 ** Unless otherwise indicated, it will be assumed that all PetroFina ADSs evidenced by each
     ADS Certificate delivered to the US Exchange Agent are being tendered hereby. See Instruction 4.
--------------------------------------------------------------------------------------------------------------

 PLEASE READ THE ENTIRE LETTER OF TRANSMITTAL CAREFULLY BEFORE CHECKING ANY BOX
                                     BELOW

ACCEPTANCE OF THE EXCHANGE OFFER IN RESPECT OF PETROFINA SHARES (EXCEPT INSOFAR AS THEY ARE REPRESENTED BY PETROFINA ADSs EVIDENCED BY PETROFINA ADRs) CANNOT BE MADE BY MEANS OF THIS LETTER OF TRANSMITTAL. If you hold PetroFina Shares that are not represented by PetroFina ADSs, you may obtain a Certificated Share Delivery Instructions Form (the "Instruction Form") from Mackenzie Partners Inc. as the Information Agent. See Instruction 12 of this Letter of Transmittal.

     Your bank or broker can assist you in completing this form. The instructions included with this Letter of Transmittal must be followed. Questions and requests for assistance or for additional copies of the Prospectus and this Letter of Transmittal may be directed to MacKenzie Partners, Inc. as the Information Agent at its address and telephone number indicated below.

     Delivery of a Letter of Transmittal, PetroFina ADRs evidencing PetroFina ADSs (or book-entry transfer of such PetroFina ADSs evidenced by PetroFina ADRs) and any other required documents to the US Depositary by PetroFina ADS holders will be deemed an acceptance of the exchange offer by such holder with respect to such PetroFina ADSs evidenced by PetroFina ADRs subject to the terms and conditions set out in the Prospectus and this Letter of Transmittal.

     If delivery of PetroFina ADSs is to be made by book-entry transfer to an account maintained by the US Exchange Agent at The Depository Trust Company pursuant to the procedures for book-entry transfer set forth in "Terms and Conditions of the Exchange Offer -- Book-Entry Transfer" in the Prospectus, then either this Letter of Transmittal or an Agent's Message (as defined below) should be used.

     The term "Agent's Message" means a message, transmitted by The Depository Trust Company and received by the US Exchange Agent and forming a part of a Book-Entry Confirmation, which states that The Depository Trust Company has received an express acknowledgment from the participant in The Depository Trust Company tendering the PetroFina ADSs which are the subject of such Book-Entry Confirmation that such participant has received and agrees to be bound by the terms of the Letter of Transmittal.

[ ] CHECK HERE IF TENDERED PETROFINA ADSs ARE BEING DELIVERED BY BOOK-ENTRY TRANSFER MADE TO THE ACCOUNT MAINTAINED BY THE US EXCHANGE AGENT AT THE DEPOSITORY TRUST COMPANY AND COMPLETE THE FOLLOWING (ONLY PARTICIPANTS IN THE DEPOSITORY TRUST COMPANY MAY DELIVER PETROFINA ADSs EVIDENCED BY PETROFINA ADRs BY BOOK-ENTRY TRANSFER):

     Name of Tendering Institution:

--------------------------------------------------------------------------------

    DTC Account Number:
    ----------------------------------------------------------------------------

    Transaction Code Number:
    ----------------------------------------------------------------------------

    Occupation:
    ----------------------------------------------------------------------------

     If a holder of PetroFina ADSs wishes to accept the exchange offer and PetroFina ADRs evidencing such PetroFina ADSs are not immediately available or the procedures for book-entry transfer cannot be completed on a timely basis, or if time will not permit all required documents to reach the US Exchange Agent prior to the expiration of the Initial Offer Period or any Subsequent Offer Period, as the case may be, such holder's acceptance of the exchange offer may nevertheless be effected using the guaranteed delivery procedure set out under "Terms and Conditions of the Exchange Offer -- Guaranteed Delivery Procedures" in the Prospectus. See Instruction 2 of this Letter of Transmittal. HOWEVER, RECEIPT OF A NOTICE OF GUARANTEED DELIVERY WILL NOT BE TREATED AS A VALID ACCEPTANCE FOR THE PURPOSE OF SATISFYING THE ACCEPTANCE CONDITION, UNLESS PETROFINA ADRs EVIDENCING PETROFINA ADSs REFERRED TO IN THE NOTICE OF GUARANTEED DELIVERY ARE RECEIVED BY THE US EXCHANGE AGENT PRIOR TO THE EXPIRATION OF THE GUARANTEE PERIOD.

[ ] CHECK HERE IF THE ADRs REPRESENTING TENDERED PETROFINA ADSs ARE BEING DELIVERED PURSUANT TO A NOTICE OF GUARANTEED DELIVERY PREVIOUSLY SENT TO THE US EXCHANGE AGENT AND COMPLETE THE FOLLOWING:

    Name(s) of Holder(s):
    ----------------------------------------------------------------------------

    Date of Execution of Notice of Guaranteed Delivery:
    --------------------------------------------------------

    Window Ticket No. (if any):
    ----------------------------------------------------------------------------

    Name of Institution that Guaranteed Delivery:
    ---------------------------------------------------------------

     For ADSs delivered by Book-Entry Transfer, complete the following:

      DTC Account Number:
    ----------------------------------------------------------------------------

      Transaction Code Number:

--------------------------------------------------------------------------------

                    NOTE: SIGNATURES MUST BE PROVIDED BELOW
              PLEASE READ THE ACCOMPANYING INSTRUCTIONS CAREFULLY

[ ]  I hereby waive the right to receive the cash net proceeds from the sale of the VVPR-Strips.

Ladies and Gentlemen:

     The undersigned acknowledges that such person has received and reviewed the Prospectus, dated May 6, 1999 (the "Prospectus"), of Total, a societe anonyme organized under the laws of the Republic of France ("Total"), and this Letter of Transmittal, which together with any amendments or supplements hereto or thereto constitute the offer of Total (collectively, the "Exchange Offer") to exchange PetroFina securities for Total securities. Unless otherwise defined in this Letter of Transmittal, capitalized terms used herein have the meaning set forth in the Prospectus.

     The undersigned hereby instructs the US Exchange Agent to accept the exchange offer on behalf of the undersigned with respect to the PetroFina ADSs evidenced by PetroFina ADRs (which expression in this Letter of Transmittal shall, except where the context otherwise requires, be deemed to include, without limitation, the PetroFina shares represented thereby) specified in the box entitled "Description of PetroFina ADSs Tendered," subject to the terms and conditions of the exchange offer, by informing Total in writing that the exchange offer has been so accepted. The undersigned hereby acknowledges that delivery of this Letter of Transmittal, the PetroFina ADRs evidencing tendered PetroFina ADSs (or book-entry transfer of such PetroFina ADSs evidenced by PetroFina ADRs) and any other required documents to the US Exchange Agent by a holder of PetroFina ADSs will be deemed (without any further action by the US Exchange Agent) to constitute acceptance of the exchange offer by such holder in respect of such holder's PetroFina ADSs, subject to the terms and conditions of the exchange offer.

     The undersigned understands that acceptance of the exchange offer by the undersigned pursuant to the procedures described herein and in the instructions hereto, subject to the withdrawal rights described in the Prospectus, will constitute a binding agreement between the undersigned and Total upon the terms and subject to the conditions of the exchange offer. IF ACCEPTANCE HAS BEEN MADE IN RESPECT OF THE PETROFINA ADSs, THEN A SEPARATE ACCEPTANCE IN RESPECT OF THE PETROFINA SHARES REPRESENTED BY SUCH PETROFINA ADSs MAY NOT BE MADE.

     The undersigned hereby delivers to the US Exchange Agent the above-described PetroFina ADSs evidenced by PetroFina ADRs for which the exchange offer is being accepted, in accordance with the terms and conditions of the exchange offer, receipt of which is hereby acknowledged.

     Upon the terms of the exchange offer (including, if the exchange offer is revised, varied, extended or renewed, the terms or conditions of any such revision, variation, extension, or renewal), and effective at the time that the condition to the exchange offer has been satisfied, fulfilled or, where permitted, waived (at which time Total will give notice thereof to the US Exchange Agent), and if he or she has not validly withdrawn his or her acceptance, the undersigned hereby sells, assigns and transfers to, or upon the order of, Total all right, title and interest in and to all PetroFina ADSs evidenced by PetroFina ADRs with respect to which the exchange offer is being accepted (and any and all PetroFina ADSs or other securities or rights issuable in respect of such PetroFina ADSs) and irrevocably constitutes and appoints the US Exchange Agent the true and lawful agent and attorney-in-fact of the undersigned with respect to such PetroFina ADSs (and any such other PetroFina ADSs, securities or rights), with full power of substitution (such power of attorney being deemed to be an irrevocable power coupled with an interest), to
(a) deliver PetroFina ADSs for such PetroFina ADSs (and any such other PetroFina ADSs, securities or rights), or accept transfer of ownership of such PetroFina ADSs (and any such other PetroFina ADSs, securities or rights) on the account books maintained by The Depository Trust Company together, in any such case, with all accompanying evidences of transfer and authenticity, to, or upon the order of, Total, and (b) receive all benefits and otherwise exercise all rights of beneficial ownership of such PetroFina ADSs (and any such other PetroFina ADSs, securities or rights), all in accordance with the terms of the exchange offer.

     The undersigned hereby represents and warrants that the undersigned has full power of authority to accept the exchange offer and to tender, exchange, sell, assign and transfer the PetroFina ADSs evidenced by PetroFina ADRs (and the PetroFina shares represented by such PetroFina ADSs) in respect of which the exchange offer is being accepted or deemed to be accepted (and any and all other PetroFina ADSs, securities or rights issued or issuable in respect of such PetroFina ADSs) and Total will acquire good title thereto, free from all liens, equities, charges, encumbrances and other interests and together with all rights now or hereafter attaching thereto, including, without limitation, the right to receive and retain all dividends, interest and other distributions hereafter declared, with respect to the PetroFina Shares represented by the PetroFina ADSs. The undersigned will, upon request, execute any additional documents deemed by the US Exchange Agent or Total to be necessary or desirable to complete the sale, assignment and transfer of the PetroFina ADSs evidenced by PetroFina ADRs in respect of which the exchange offer is being accepted (and any and all other PetroFina ADSs, securities or rights).

     The undersigned irrevocably undertakes, represents, and warrants to and agrees with Total (so as to bind him or her, his or her personal representatives, heirs, successors and assigns) to the effect that the undersigned: (i) has not received or sent copies of the Prospectus or any related documents in, into or from Canada, or any jurisdiction into which the sending of such documents is prohibited by applicable law, and has not otherwise utilized in connection with the exchange offer, directly or indirectly, the Canadian, or the mails or any means or instrumentality (including, without limitation, facsimile transmission, telex, and telephone) of interstate or foreign commerce, or any facilities of a national securities exchange, of Canada, or any jurisdiction into which the sending of such documents is prohibited by applicable law, (ii) is accepting the exchange offer from outside Canada, or any jurisdiction into which the sending of such documents is prohibited by applicable law, and (iii) is not an agent or fiduciary acting on a nondiscretionary basis for a principal, unless such agent or fiduciary is an authorized employee of such principal or such principal has given any instructions with respect to the exchange offer from outside Canada, or any jurisdiction into which the sending of such documents is prohibited by applicable law.

     All authority herein conferred or agreed to be conferred pursuant to this Letter of Transmittal shall be binding upon the successors, assigns, heirs, executors, administrators and legal representatives of the undersigned and shall not be affected by, and shall survive, the death or incapacity of the undersigned. Except as stated in the Prospectus, this acceptance is irrevocable.

     Unless otherwise instructed under "Special Issuance Instructions" below, the undersigned hereby instructs the US Exchange Agent to register the Total ADSs to which the undersigned is entitled in the name(s) of the holder(s) shown above under "Description of PetroFina ADSs Tendered." Unless otherwise instructed under "Special Delivery Instructions" below, the undersigned hereby instructs the US Exchange Agent to return, or cause to be returned, any PetroFina ADRs evidencing PetroFina ADSs in respect of which the exchange offer is not being accepted or which are not exchanged (and accompanying documents, as appropriate) and/or deliver the certificates representing the Total ADSs to be delivered to the undersigned pursuant to the exchange offer to the address(es) of the registered holder(s) appearing above under "Description of PetroFina ADSs Tendered." In the case of a book-entry delivery of PetroFina ADSs evidenced by PetroFina ADRs, the undersigned hereby instructs the US Exchange Agent to credit the account maintained at The Depository Trust Company with any PetroFina ADSs in respect of which the exchange offer is not being accepted or which are not purchased. The undersigned recognizes that the US Exchange Agent will not transfer any PetroFina ADSs which are not purchased pursuant to the exchange offer from the name of the registered holder thereof to any other person.

     SUBJECT TO THE TERMS OF THE PROSPECTUS, THIS LETTER OF TRANSMITTAL SHALL NOT BE CONSIDERED COMPLETE AND VALID, AND DELIVERY OF TOTAL ADSs PURSUANT TO THE EXCHANGE OFFER SHALL NOT BE MADE, UNTIL THE PETROFINA ADRs EVIDENCING THE PETROFINA ADSs IN RESPECT OF WHICH THE EXCHANGE OFFER IS BEING ACCEPTED AND ALL OTHER REQUIRED DOCUMENTATION HAVE BEEN RECEIVED BY THE US EXCHANGE AGENT AND THE UNDERLYING SHARES HAVE BEEN RECEIVED BY THE CUSTODIAN AS PROVIDED IN THE PROSPECTUS AND THIS LETTER OF TRANSMITTAL.

                         SPECIAL ISSUANCE INSTRUCTIONS
                              REGARDING TOTAL ADSS
                        (SEE INSTRUCTIONS 1, 5, 6 AND 7)

     To be completed ONLY if Total ADSs is to be registered in the name of someone other than the undersigned.

Register Total ADS in the name of:

Name(s)
------------------------------------------------
------------------------------------------------
------------------------------------------------
------------------------------------------------
                                 (PLEASE PRINT)

Address
------------------------------------------------
------------------------------------------------
------------------------------------------------
------------------------------------------------
                               (INCLUDE ZIP CODE)

Occupation
------------------------------------

------------------------------------------------
              (Employer Identification or Social Security Number)
                         SPECIAL DELIVERY INSTRUCTIONS
                        (SEE INSTRUCTIONS 1, 5, 6 AND 7)

     To be completed ONLY if the certificates representing the Total ADSs or any PetroFina ADSs not tendered or not accepted for exchange are to be sent to someone other than the undersigned, or to the undersigned at an address other than that shown in the box entitled "Description of PetroFina ADSs Tendered."

Mail:

[ ]  Total ADS Certificate(s) to:
[ ]  PetroFina ADS Certificate(s) to:

Name(s)
------------------------------------------------
------------------------------------------------
------------------------------------------------
------------------------------------------------
                                 (PLEASE PRINT)

Address
------------------------------------------------
------------------------------------------------
------------------------------------------------
------------------------------------------------
                               (INCLUDE ZIP CODE)

------------------------------------------------
              (Employer Identification or Social Security Number)

[ ] CHECK HERE IF ANY OF THE PETROFINA ADRs REPRESENTING PETROFINA ADSs THAT YOU OWN HAVE BEEN LOST, STOLEN OR DESTROYED AND SEE INSTRUCTION 11.

Number of PetroFina ADSs represented by the lost, stolen or destroyed PetroFina
ADSs:
--------------------------------------------------------------------------------

                                   IMPORTANT
              ALL TENDERING PETROFINA ADS HOLDERS PLEASE SIGN HERE
                 (PLEASE COMPLETE SUBSTITUTE FORM W-9 BELOW OR,
       IN THE CASE OF CERTAIN FOREIGN PERSONS, SUBSTITUTE FORM W-8 BELOW)

X
--------------------------------------------------------------------------------

X
--------------------------------------------------------------------------------
                            SIGNATURE(S) OF OWNER(S)

Dated:
------------------------------------ , 1999

(Must be signed by registered holder(s) exactly as name(s) appear(s) on PetroFina ADRs evidencing PetroFina ADSs or on a security position listing or by person(s) authorized to become registered holder(s) by endorsements, stock powers and other documents transmitted herewith. If signature is by a trustee, executor, administrator, guardian, attorney-in-fact, officer of a corporation or other person acting in a fiduciary or representative capacity, please set forth full title and see Instruction 5.)

Name(s):
--------------------------------------------------------------------------------
                                 (PLEASE PRINT)

Capacity (full title):
--------------------------------------------------------------------------------

Address:
--------------------------------------------------------------------------------

--------------------------------------------------------------------------------
                               (INCLUDE ZIP CODE)

Area Code and Telephone No.:
-------------------------------------------------------------------------------

Tax Identification or Social Security No.:
--------------------------------------------------------------------

                           GUARANTEE OF SIGNATURE(S)
                           (SEE INSTRUCTIONS 1 AND 5)

                     FOR USE BY ELIGIBLE INSTITUTIONS ONLY,
                    PLACE MEDALLION GUARANTEE IN SPACE BELOW

Signature(s) Guaranteed by an Eligible Institution:

Authorized Signature:
--------------------------------------------------------------------------------

Name:
--------------------------------------------------------------------------------
                                    (PLEASE PRINT)

Title:
--------------------------------------------------------------------------------

Name of Firm:
--------------------------------------------------------------------------------

Address:
--------------------------------------------------------------------------------
                                  (INCLUDE ZIP CODE)

Area Code and Telephone No.:
-------------------------------------------------------------------------------

Dated:
------------------------------------ , 1999

                                  INSTRUCTIONS
                         FORMING PART OF THE TERMS AND
                        CONDITIONS OF THE EXCHANGE OFFER

     1. GUARANTEE OF SIGNATURES. No signature guarantee is required on the Letter of Transmittal if (a) the Letter of Transmittal is signed by the registered holder(s) of the PetroFina ADSs evidenced by PetroFina ADRs in respect of which the exchange offer is being accepted herewith and such holder(s) have not completed the box entitled " Special Delivery Instructions" or the box entitled "Special Issuance Instructions" on this Letter of Transmittal or (b) the exchange offer is being accepted in respect of such PetroFina ADSs for the account of an Eligible Institution. In all other cases, all signatures on this Letter of Transmittal must be guaranteed by a financial institution (including most commercial banks, savings and loan associations and brokerage houses) which is a participant in the Securities Transfer Agents Medallion Program, the Signature Guarantee Program, or the Stock Exchange Medallion Program (an "Eligible Institution"). See Instruction 5.

     2. DELIVERY OF LETTER OF TRANSMITTAL AND ADSS. This Letter of Transmittal is to be completed if PetroFina ADRs evidencing PetroFina ADSs are to be forwarded herewith. PetroFina ADRs evidencing PetroFina ADSs or confirmation of a book-entry transfer of such PetroFina ADSs into the US Exchange Agent's account at The Depository Trust Company, as well as a properly completed and duly executed Letter of Transmittal (or facsimile thereof), together with any required signature guarantees (or, in the case of a book-entry transfer, an Agent's Message), and any other documents required by this Letter of Transmittal, must be delivered to the US Exchange Agent at one of its addresses set forth herein.

     PetroFina ADS holders whose PetroFina ADRs are not immediately available or who cannot deliver their PetroFina ADRs and all other required documents to the US Exchange Agent or complete the procedures for book-entry transfer prior to the expiration of the Initial Offer Period or any Subsequent Offer Period, as the case may be, may accept the exchange offer with respect to their PetroFina ADSs by properly completing and duly executing a Notice of Guaranteed Delivery pursuant to the guaranteed delivery procedures set out in "Terms and Conditions of the Exchange Offer -- Guaranteed Delivery Procedures" in the Prospectus, Pursuant to the guaranteed delivery procedures: (a) acceptance must be made by or through an Eligible Institution; (b) a properly completed and duly executed Notice of Guaranteed Delivery substantially in the form provided by Total must be received by the US Exchange Agent prior to the expiration of the Initial Offer Period or any Subsequent Offer Period, as the case may be; and (c) the PetroFina ADRs evidencing the PetroFina ADSs in respect of which the exchange offer is being accepted (or, in the case of PetroFina ADSs held in book-entry form, timely confirmation of the book-entry transfer of such PetroFina ADSs into the US Exchange Agent's account at The Depository Trust Company as described in the Prospectus), together with a properly completed and duly executed Letter of Transmittal (or facsimile thereof) with any required signature guarantees (or in the case of a book-entry transfer, an Agent's Message), and any other documents required by this Letter of Transmittal, are received by the US Exchange Agent within three NYSE trading days after the date of execution of such Notice of Guaranteed Delivery.

     THE METHOD OF DELIVERY OF PETROFINA ADSs EVIDENCED BY PETROFINA ADRs AND ALL OTHER REQUIRED DOCUMENTS IS AT THE OPTION AND RISK OF THE HOLDERS OF PETROFINA ADSs ACCEPTING THE EXCHANGE OFFER. IF DELIVERY IS BY MAIL, REGISTERED MAIL WITH RETURN RECEIPT REQUESTED, PROPERLY INSURED, IS RECOMMENDED. IN ALL CASES, SUFFICIENT TIME SHOULD BE ALLOWED TO ENSURE TIMELY DELIVERY.

     No alternative, conditional or contingent acceptance will be accepted and no fractional PetroFina ADSs will be accepted. All accepting PetroFina ADS holders, by execution of this Letter of Transmittal (or facsimile thereof), waive any right to receive any notice of the acceptance of their PetroFina ADSs for payment.

     3. INADEQUATE SPACE. If the space provided herein is inadequate, the series numbers of the certificates and/or the number of PetroFina ADSs should be listed on a separate schedule attached hereto.

     4. PARTIAL ACCEPTANCES (NOT APPLICABLE TO BOOK-ENTRY TRANSFERS). If the exchange offer is to be accepted in respect of less than all of the PetroFina ADSs evidenced by any PetroFina ADRs delivered to the US Exchange Agent herewith, fill in the number of PetroFina ADSs in respect of which the exchange offer is being accepted in the box entitled "Number of PetroFina ADSs Tendered." In such case, a new PetroFina ADR for the remainder of the PetroFina ADSs (in respect of which the exchange offer is not being accepted) represented by the old PetroFina ADR will be sent to the registered holders as promptly as practicable following the date on which the PetroFina ADSs in respect of which the exchange offer has been accepted are purchased.

     The exchange offer will be deemed to have been accepted in respect of all PetroFina ADSs evidenced by PetroFina ADRs delivered to the US Exchange Agent unless otherwise indicated. In the case of partial acceptances, PetroFina ADSs in respect of which the exchange offer was not accepted will not be reissued to a person other than the registered holder.

     5. SIGNATURES ON LETTER OF TRANSMITTAL, STOCK POWERS AND ENDORSEMENTS. If this Letter of Transmittal is signed by the registered holder(s) of the PetroFina ADSs in respect of which the exchange offer is being accepted hereby, the signature(s) must correspond with the name(s) as written on the face of the certificates without any change whatsoever.

     If any of the PetroFina ADSs evidenced by PetroFina ADRs in respect of which the exchange offer is being accepted hereby are owned of record by two or more owners, all such owners must sign this Letter of Transmittal.

     If any of the PetroFina ADSs in respect of which the exchange offer is being accepted are registered in different names on different PetroFina ADRs, it will be necessary to complete, sign and submit as many separate Letters of Transmittal as there are different registrations of PetroFina ADRs.

     If this Letter of Transmittal or any PetroFina ADRs or stock powers are signed by trustees, executors, administrators, guardians, attorneys-in-fact, officers of corporations or others acting in a fiduciary or representative capacity, such persons should so indicate when signing, and proper evidence satisfactory to Total of their authority so to act must be submitted.

     When this Letter of Transmittal is signed by the registered holder(s) of the PetroFina ADSs listed and transmitted hereby, no endorsements of certificates or separate stock powers are required. Signatures on such PetroFina ADRs or stock powers must be guaranteed by an Eligible Institution.

     If this Letter of Transmittal is signed by a person other than the registered holder(s) of the PetroFina ADSs listed, the PetroFina ADRs must be endorsed or accompanied by appropriate stock powers signed exactly as the name(s) of the registered holder(s) appear(s) on the PetroFina ADRs evidencing such PetroFina ADSs. Signatures on such PetroFina ADRs or stock powers must be guaranteed by an Eligible Institution.

     6. STOCK TRANSFER TAXES. Total will pay or cause to be paid any stock transfer taxes with respect to the transfer and sale to it or its order of PetroFina ADSs evidenced by PetroFina ADRs pursuant to the exchange offer. If, however, delivery of any of the consideration payable pursuant to the exchange offer is to be made to any persons other than the registered holder(s), or if PetroFina ADSs in respect of which the exchange offer is being accepted are registered in the name of any person other than the person(s) signing this Letter of Transmittal, the amount of any stock transfer taxes (whether imposed on the registered holders(s) or such person(s)) payable on account of the transfer to such person will be deducted from the purchase price (or new Total Stock will be withheld) unless satisfactory evidence of the payment of such taxes or exemption therefrom is submitted.

     Except as provided in this Instruction 6, it will not be necessary for transfer tax stamps to be affixed to the PetroFina ADRs listed in this Letter of Transmittal.

     7. SPECIAL DELIVERY INSTRUCTIONS. If any PetroFina ADRs evidencing PetroFina ADSs in respect of which the exchange offer is not being accepted or which are not purchased are to be returned to a person other than the signer of this Letter of Transmittal or to an address other than that shown in the box entitled "Description of PetroFina ADSs Tendered" on the first page of this Letter of Transmittal, or the new Total Stock is to be registered in the name of a person other than the signer of this Letter of Transmittal, the boxes labeled "Special Delivery Instructions" and/or "Special Issuance Instructions" on this Letter of Transmittal should be completed.

     8. WAIVER OF CONDITIONS. Total reserves the absolute right in its sole discretion to waive the condition of the exchange offer, in whole or in part, to the extent permitted by applicable law.

     9. IMPORTANT TAX INFORMATION; SUBSTITUTE FORM W-9 AND SUBSTITUTE FORM
W-8. Under United States federal income tax law, a holder whose tendered PetroFina ADSs are accepted for exchange must provide the US Exchange Agent (as payor) with (i) such holder's correct Taxpayer Identification Number ("TIN") on Substitute Form W-9 below or (ii) in the case of certain exempt foreign persons, the Substitute Form W-8 below. If the US Exchange Agent is not provided with the correct TIN or an adequate basis for exemption, the holder may be subject to a $50 penalty imposed by the Internal Revenue Service (the "IRS") in addition to backup withholding in an amount equal to 31% of the gross proceeds resulting from the exchange offer.

     Certain holders (including, among others, all corporations and certain foreign individuals) are exempt from these backup withholding requirements. Certain foreign persons can qualify for this exemption by submitting a Form W-8 or Substitute Form W-8 below, signed under penalties of perjury and attesting to such person's exempt status.

     If backup withholding applies, the US Exchange Agent is required to withhold 31% of the gross proceeds payable to a stockholder or other payee pursuant to the exchange offer. Backup withholding is not an additional tax. Rather, the tax liability of persons subject to backup withholding will be reduced by the amount of tax withheld. If withholding results in overpayment of taxes, a refund may be obtained from the IRS.

     The box in Part 2 of the Substitute Form W-9 may be checked if the tendering holder has not been issued a TIN and has applied for a TIN or intends to apply for a TIN in the near future. If the box in Box 2 is checked, the holder or other payee must also complete the Certificate of Awaiting Taxpayer Identification Number below in order to avoid backup withholding. Even if the box in Part 2 is checked and the Certificate of Awaiting Taxpayer Identification Number is completed, the US Exchange Agent will withhold 31% of all reportable payments made prior to the time a properly certified TIN is provided to the US Exchange Agent. Such amounts will be refunded to such holder if a properly certified TIN is provided to the US Exchange Agent within 60 days.

     If the ADR(s) representing PetroFina ADSs are in more than one name or are not in the name of the actual owner, consult the enclosed guidelines for information on which TIN to report.

     Holders of PetroFina ADSs who acquired shares at different times may have different tax bases in their PetroFina ADSs and may wish to consult with their own tax advisors as to the possibility of identifying the specific PetroFina ADSs surrendered in the exchange offer in order to establish the basis of the Total Shares received in exchange therefor.

     IMPORTANT: THIS LETTER OF TRANSMITTAL (OR A MANUALLY SIGNED FACSIMILE THEREOF) TOGETHER WITH SHARE CERTIFICATES OR CONFIRMATION OF BOOK-ENTRY TRANSFER AND ALL OTHER REQUIRED DOCUMENTS MUST BE RECEIVED BY THE US EXCHANGE AGENT, OR A NOTICE OF GUARANTEED DELIVERY MUST BE RECEIVED BY THE US EXCHANGE AGENT, PRIOR TO THE EXCHANGE OFFER EXPIRATION DATE. STOCKHOLDERS ARE ENCOURAGED TO RETURN A COMPLETED SUBSTITUTE FORM W-9 OR SUBSTITUTE FORM W-8 WITH THEIR LETTER OF TRANSMITTAL.

     10. REQUESTS FOR ASSISTANCE OR ADDITIONAL COPIES. Questions and requests for assistance or additional copies of the Prospectus, this Letter of Transmittal, the Notice of Guaranteed

Delivery and the Guidelines for Certification of Taxpayer Identification Number on Substitute Form W-9 and Substitute Form W-8 may be directed to the Information Agent at the address and telephone number set forth below.

     11. LOST, DESTROYED OR STOLEN CERTIFICATES. If any PetroFina ADR evidencing PetroFina ADSs has been lost, destroyed or stolen, the holder thereof should promptly notify the US Exchange Agent by checking the box immediately following the Special Issuance Instructions -- Special Delivery Instructions boxes and indicating the number of PetroFina ADSs evidenced by such lost, destroyed or stolen PetroFina ADRs. The holder thereof will then be instructed as to the steps that must be taken in order to replace such PetroFina ADRs. This Letter of Transmittal and related documents cannot be processed until the procedures for replacing lost, destroyed or stolen PetroFina ADRs have been followed.

     12. HOLDERS OF PETROFINA SHARES NOT REPRESENTED BY PETROFINA ADSS. Holders of PetroFina shares have been sent a Certificated Share Delivery Instruction Form with the Prospectus and may not accept the exchange offer in respect of PetroFina shares pursuant to this Letter of Transmittal, except insofar as those shares are represented by PetroFina ADSs. If any holder of PetroFina shares which are not represented by PetroFina ADSs needs to obtain a copy of a Certificated Share Delivery Instruction Form, such holder should contact Mackenzie Partners, Inc., at the appropriate address and telephone number set forth in the Prospectus.

     13. FRACTIONAL ENTITLEMENTS. Fractional shares of Total securities will not be issued to holders of PetroFina ADSs, but will be aggregated and sold in the market and the net proceeds of the sale will be paid to such holders entitled thereto.

                    TO BE COMPLETED BY ALL TENDERING HOLDERS
                              (SEE INSTRUCTION B)
                       PAYOR'S NAME THE BANK OF NEW YORK

  SUBSTITUTE               Part 1 -- PLEASE PROVIDE YOUR TIN IN THE BOX               NAME:
  FORM W-9                 AT RIGHT AND CERTIFY BY SIGNING AND DATING               ADDRESS:
                           BELOW
                                                                                      TIN:
                                                                            Social Security Number or
                                                                         Employer Identification Number

  DEPARTMENT OF THE
  TREASURY                 PART 2 -- TIN APPLIED FOR [ ]
  INTERNAL REVENUE
  SERVICE
                           CERTIFICATION: UNDER PENALTIES OF PERJURY, I CERTIFY THAT:
  PAYOR'S REQUEST FOR      (1) the number shown on this form is my correct Taxpayer Identification
  TAXPAYER                 Number (or I am waiting for a number to be issued to me).
  IDENTIFICATION           (2) I am not subject to backup withholding either because: (a) I am exempt
  NUMBER ("TIN")           from backup withholding, or (b) I have not been notified by the Internal
  AND                          Revenue Service (the "IRS") that I am subject to backup withholding as a
  CERTIFICATION                result of a failure to report all interest or dividends, or (c) the IRS has notified me that I am no longer subject to backup withholding, and
                           (3) any other information provided on this form is true and correct.
                           SIGNATURE  DATE  _____________________
  You must cross out item (2) of the above certification if you have been notified by the IRS that you are subject to backup withholding because of underreporting of interest or dividends on your tax refund and you have not been notified by the IRS that you are no longer subject to backup withholding.

                  YOU MUST COMPLETE THE FOLLOWING CERTIFICATE
            IF YOU CHECKED THE BOX IN PART 2 OF SUBSTITUTE FORM W-9
--------------------------------------------------------------------------------

             CERTIFICATE OF AWAITING TAXPAYER IDENTIFICATION NUMBER

 I certify under penalties of perjury that a taxpayer identification number has not been issued to me, and either (a) I have mailed or delivered an application to receive a taxpayer identification number to the appropriate Internal Revenue Service Center or Social Security Administration Office or
 (b) I intend to mail or deliver an application in the near future. I understand that if I do not provide a taxpayer identification number by the time of the exchange, 31 percent of all reportable payments made to me thereafter will be withheld until I provide a number.


 -----------------------------------------        ------------------------------
                Signature                                      Date
--------------------------------------------------------------------------------

FOR ASSISTANCE IN COMPLETING THE SUBSTITUTE FORM W-9 PLEASE REVIEW THE ENCLOSED "GUIDELINES FOR CERTIFICATION OF TAXPAYER IDENTIFICATION NUMBER ON SUBSTITUTE FORM W-9."

                         CERTIFICATE OF FOREIGN STATUS

--------------------------------------------------------------------------------------------------

                                         ------------------------------------------------------
  SUBSTITUTE                             NAME OF OWNER
                                         ------------------------------------------------------
  FORM W-8                               U.S. TAXPAYER I.D. NUMBER (if any)
                                         ------------------------------------------------------
  DEPARTMENT OF THE TREASURY,            PERMANENT ADDRESS (See enclosed Guidelines)
  INTERNAL REVENUE SERVICE               ------------------------------------------------------
                                         CURRENT MAILING ADDRESS (if different from Permanent
  CERTIFICATE OF FOREIGN STATUS          Address)
                                      ------------------------------------------------------------
                                      CERTIFICATION:
                                         UNDER PENALTIES OF PERJURY, I CERTIFY THAT I AM AN EXEMPT
                                         FOREIGN PERSON BECAUSE:
                                         (1) I am a nonresident alien individual or a foreign
                                         corporation, partnership, estate or trust;
                                         (2) I am an individual who has not been, and plans not to
                                         be, present in the United States for a total of 183 days
                                             or more during the calendar year; and
                                         (3) I am neither engaged, nor plan to be engaged during
                                         the year, in a United States trade or business that has
                                             effectively connected gains from transactions with a
                                             broker or barter exchange.

                                         -----------------------------------       ---------------
                                         Signature                                 Date
--------------------------------------------------------------------------------------------------

FOR ASSISTANCE IN COMPLETING THE SUBSTITUTE FORM W-8 PLEASE REVIEW THE "GUIDELINES FOR CERTIFICATION OF FOREIGN STATUS ON SUBSTITUTE FORM W-8 BELOW."

                 GUIDELINES FOR CERTIFICATION OF FOREIGN STATUS
                             ON SUBSTITUTE FORM W-8

PERMANENT ADDRESS:

If you are:                                    Show the address of:
An individual                                  Your permanent residence
A partnership or corporation                   Principal office
An estate or trust                             Permanent residence or principal office of
                                               any fiduciary

    NONRESIDENT ALIEN INDIVIDUAL: For United States federal income tax purposes, "nonresident alien individual" means an individual who is neither a United States citizen nor resident. Generally, an alien is considered to be a United States resident if:

        The individual was a lawful permanent resident of the United States at any time during the calendar year, that is the alien held an immigrant visa (a "green card"), or

        The individual was physically present in the United States on:

           (1) at least 31 days during the calendar year, and

           (2) 183 days or more during the current year and the two preceding calendar years (counting all the days of physical presence in the current year, one-third the number of days of presence in the first preceding year, and one-sixth of the number of days in the second preceding year).

    EXEMPT FOREIGN PERSON: If you do not meet the requirements of certification number two or three above, you may instead certify on Internal Revenue Service Form 1001, Ownership, Exemption, or Reduced Rate Certificate, that your country has a tax treaty with the United States that exempts your transactions from United States tax.

FOR ADDITIONAL INFORMATION, CONTACT YOUR TAX CONSULTANT OR THE INTERNAL REVENUE SERVICE.

                The Information Agent for the Exchange Offer is:

                           [MACKENZIE PARTNERS LOGO]
                            MacKenzie Partners, Inc.
                                156 Fifth Avenue
                            New York, New York 10010
                     Phone: (1-212) 929-5500 (call collect)
                      or call toll free: (1-800) 322-2885

                                                                  Exhibit (a)(3)


     THIS DOCUMENT IS IMPORTANT AND REQUIRES YOUR IMMEDIATE ATTENTION. If you are in any doubt about the exchange offer or about the action you should take, you are recommended to seek your own personal financial advice immediately from an appropriately authorized independent professional advisor.

     If you have sold or otherwise transferred all your registered holdings of PetroFina warrants, please pass this document and the accompanying Prospectus dated May 6, 1999 (the "Prospectus"), as soon as possible to the purchaser or transferee, or to the stockbroker, bank or other agent through whom the sale or transfer was effected, for delivery to the purchaser or transferee. However, the exchange offer is not being made directly or indirectly in Canada, or any jurisdiction where prohibited by applicable law and such documents should not be distributed, forwarded or transmitted into or from Canada, or any jurisdiction where prohibited by applicable law by any means whatsoever including without limitation mail, facsimile, transmission, telex or telephone.
--------------------------------------------------------------------------------

                             LETTER OF TRANSMITTAL
  TO ACCEPT THE OFFER TO EXCHANGE 100 WARRANTS OF PETROFINA FOR 81 WARRANTS OF
                                     TOTAL.

                                       BY

                                     TOTAL

THERE WILL BE AN INITIAL OFFER PERIOD WHICH WILL EXPIRE AT 10:00 A.M. (NEW YORK CITY TIME), ON FRIDAY, JUNE 4, 1999, UNLESS EXTENDED. AT THE CONCLUSION OF THE INITIAL OFFER PERIOD, INCLUDING ANY EXTENSION THEREOF, ALL PETROFINA SECURITIES VALIDLY TENDERED AND NOT WITHDRAWN WILL BE PURCHASED. HOLDERS OF PETROFINA WARRANTS WILL HAVE WITHDRAWAL RIGHTS DURING THE EXCHANGE OFFER PERIOD TO WHICH THEY TENDERED, BUT NOT DURING ANY OTHER EXCHANGE OFFER PERIOD.

                    The US Exchange Agent for the Offer is:

                              THE BANK OF NEW YORK

           By Mail:               By Facsimile Transmission:     By Hand or Overnight Courier:
                                  (For Eligible Institutions
 Tender & Exchange Department                Only)               Tender & Exchange Department
        P.O. Box 11248                  (212) 815-6213                101 Barclay Street
     Church Street Station        For Confirmation Telephone:     Receive and Deliver Window
 New York, New York 10286-1248          (800) 507-9357             New York, New York 10286

     DELIVERY OF THIS LETTER OF TRANSMITTAL TO AN ADDRESS, OR TRANSMISSION OF INSTRUCTIONS VIA FACSIMILE TO A NUMBER, OTHER THAN AS SET FORTH ABOVE DOES NOT CONSTITUTE A VALID DELIVERY.

     THE INSTRUCTIONS CONTAINED WITHIN THIS LETTER OF TRANSMITTAL SHOULD BE READ CAREFULLY BEFORE THIS LETTER OF TRANSMITTAL IS COMPLETED.

--------------------------------------------------------------------------------------------------------------
                                  DESCRIPTION OF PETROFINA WARRANTS TENDERED
--------------------------------------------------------------------------------------------------------------
  NAME(S) AND ADDRESS(ES) OF REGISTERED
 HOLDER(S) OF PETROFINA WARRANTS (PLEASE
       FILL IN, IF BLANK, EXACTLY                         PETROFINA WARRANT CERTIFICATE(S) AND
     AS NAME(S) APPEAR(S) ON WARRANT                          PETROFINA WARRANTS TENDERED
             CERTIFICATE(S))                             (ATTACH ADDITIONAL LIST, IF NECESSARY)
--------------------------------------------------------------------------------------------------------------
                                                                 TOTAL NUMBER OF
                                          PETROFINA              PETROFINA WARRANTS     NUMBER OF
                                          WARRANT CERTIFICATE    EVIDENCED BY           PETROFINA WARRANTS
                                          NUMBER(S)              CERTIFICATE(S)         TENDERED*
                                          ---------------------------------------------------------------

                                          ---------------------------------------------------------------

                                          ---------------------------------------------------------------

                                          ---------------------------------------------------------------

                                          ---------------------------------------------------------------
                                          Total PetroFina Warrants.....................
--------------------------------------------------------------------------------------------------------------
 * Unless otherwise indicated, it will be assumed that all PetroFina Warrants evidenced by each
   Warrant Certificate delivered to the US Exchange Agent are being tendered hereby. See Instruction 4.
--------------------------------------------------------------------------------------------------------------

 PLEASE READ THE ENTIRE LETTER OF TRANSMITTAL CAREFULLY BEFORE CHECKING ANY BOX
                                     BELOW

ACCEPTANCE OF THE EXCHANGE OFFER IN RESPECT OF PETROFINA SHARES CANNOT BE MADE BY MEANS OF THIS LETTER OF TRANSMITTAL. If you hold PetroFina Shares you may obtain a Certificated Share Delivery Instructions Form (the "Instruction Form") from Mackenzie Partners. Inc., as the Information Agent. See Instruction 12 of this Letter of Transmittal.

     Your bank or broker can assist you in completing this form. The instructions included with this Letter of Transmittal must be followed. Questions and requests for assistance or for additional copies of the Prospectus and this Letter of Transmittal may be directed to the Information Agent at its address and telephone number indicated below.

     Delivery of a Letter of Transmittal, PetroFina Warrant certificates (or a book-entry transfer of such Warrants) and any other required documents to the US Exchange Agent by PetroFina Warrant holders will be deemed an acceptance of the exchange offer by such holder with respect to such PetroFina Warrants subject to the terms and conditions set out in the Prospectus and this Letter of Transmittal.

     If delivery of PetroFina warrants is to be made by book-entry transfer to an account maintained by the US Exchange Agent at The Depository Trust Company pursuant to the procedures for book-entry transfer set forth in "Terms and Conditions of the Exchange Offer -- Book-Entry Transfer" in the Prospectus, then either this Letter of Transmittal or an Agent's Message (as defined below) should be used.

     The term "Agent's Message" means a message, transmitted by The Depository Trust Company and received by the US Exchange Agent and forming a part of a Book-Entry Confirmation, which states that The Depository Trust Company has received an express acknowledgment from the participant in The Depository Trust Company tendering the PetroFina Warrants which are the subject of such Book-Entry Confirmation that such participant has received and agrees to be bound by the terms of the Letter of Transmittal.

[ ] CHECK HERE IF TENDERED PETROFINA WARRANTS ARE BEING DELIVERED BY BOOK-ENTRY TRANSFER MADE TO THE ACCOUNT MAINTAINED BY THE US EXCHANGE AGENT AT THE DEPOSITORY TRUST COMPANY AND COMPLETE THE FOLLOWING (ONLY PARTICIPANTS IN THE DEPOSITORY TRUST COMPANY MAY DELIVER PETROFINA WARRANTS BY BOOK-ENTRY TRANSFER):

    Name of Tendering Institution:

 -------------------------------------------------------------------------------

    DTC Account Number:
    ----------------------------------------------------------------------------

    Transaction Code Number:
    ----------------------------------------------------------------------------

    Occupation:
    ----------------------------------------------------------------------------

     If a holder of PetroFina Warrants wishes to accept the exchange offer and PetroFina Warrants are not immediately available or the procedures for book-entry cannot be completed on a timely basis or if time will not permit all required documents to reach the US Exchange Agent prior to the expiration of the Initial Offer Period or any Subsequent Offer Period, as the case may be, such holder's acceptance of the exchange offer may nevertheless be effected using the guaranteed delivery procedure set out under "Terms and Conditions of the Exchange Offer -- Guaranteed Delivery Procedures" in the Prospectus. See Instruction 2 of this Letter of Transmittal. HOWEVER, RECEIPT OF A NOTICE OF GUARANTEED DELIVERY WILL NOT BE TREATED AS A VALID ACCEPTANCE FOR THE PURPOSE OF SATISFYING THE ACCEPTANCE CONDITION, UNLESS PETROFINA WARRANTS REFERRED TO IN THE NOTICE OF GUARANTEED DELIVERY ARE RECEIVED BY THE US EXCHANGE AGENT PRIOR TO THE EXPIRATION OF THE GUARANTEE PERIOD.

[ ] CHECK HERE IF THE REPRESENTING TENDERED PETROFINA WARRANTS ARE BEING DELIVERED PURSUANT TO A NOTICE OF GUARANTEED DELIVERY PREVIOUSLY SENT TO THE US EXCHANGE AGENT AND COMPLETE THE FOLLOWING:

    Name(s) of Holder(s):
    ----------------------------------------------------------------------------

    Date of Execution of Notice of Guaranteed Delivery:
    --------------------------------------------------------

    Window Ticket No. (if any):
    ----------------------------------------------------------------------------

    Name of Institution that Guaranteed Delivery:
    ---------------------------------------------------------------

For Warrants delivered by Book-Entry Transfer, complete the following:

     DTC Account Number:
--------------------------------------------------------------------------------

     Transaction Code Number:
-------------------------------------------------------------------------------

                    NOTE: SIGNATURES MUST BE PROVIDED BELOW
              PLEASE READ THE ACCOMPANYING INSTRUCTIONS CAREFULLY

Ladies and Gentlemen:

     The undersigned acknowledges that such person has received and reviewed the Prospectus, dated May 6, 1999 (the "Prospectus"), of Total, a societe anonyme organized under the laws of the Republic of France ("Total"), and this Letter of Transmittal, which together with any amendments or supplements hereto or thereto constitute the offer of Total (collectively, the "Exchange Offer") to exchange PetroFina securities for Total securities. Unless otherwise defined in this Letter of Transmittal, capitalized terms used herein have the meaning set forth in the Prospectus.

     The undersigned hereby instructs the US Exchange Agent to accept the exchange offer on behalf of the undersigned with respect to the PetroFina Warrants specified in the box entitled "Description of PetroFina Warrants Tendered," subject to the terms and conditions of the exchange offer, by informing Total in writing that the exchange offer has been so accepted. The undersigned hereby acknowledges that delivery of this Letter of Transmittal, the tendered PetroFina Warrants (or book-entry transfer of such PetroFina Warrants) and any other required documents to the US Exchange Agent by a holder of PetroFina Warrants will be deemed (without any further action by the US Exchange Agent to constitute acceptance of the exchange offer by such holder in respect of such holder's PetroFina Warrants, subject to the terms and conditions of the exchange offer.

     The undersigned understands that acceptance of the exchange offer by the undersigned pursuant to the procedures described herein and in the instructions hereto, subject to the withdrawal rights described in the Prospectus, will constitute a binding agreement between the undersigned and Total upon the terms and subject to the conditions of the offer.

     The undersigned hereby delivers to the US Exchange Agent the above-described PetroFina Warrants for which the exchange offer is being accepted, in accordance with the terms and conditions of the exchange offer, receipt of which is hereby acknowledged.

     Upon the terms of the exchange offer (including, if the offer is revised, varied, extended or renewed, the terms or conditions of any such revision, variation, extension, or renewal), and effective at the time that the condition to the exchange offer has been satisfied, fulfilled or, where permitted, waived (at which time Total will give notice thereof to the US Exchange Agent), and if he or she has not validly withdrawn his or her acceptance, the undersigned hereby sells, assigns and transfers to, or upon the order of, Total all right, title and interest in and to all PetroFina Warrants with respect to which the exchange offer is being accepted (and any and all PetroFina Warrants or other securities or rights issuable in respect of such PetroFina Warrants) and irrevocably constitutes and appoints the US Exchange Agent the true and lawful agent and attorney-in-fact of the undersigned with respect to such PetroFina Warrants (and any such other PetroFina Warrants, securities or rights), with full power of substitution (such power of attorney being deemed to be an irrevocable power coupled with an interest), to (a) deliver such PetroFina Warrants (and any such other PetroFina Warrants, securities or rights), or accept transfer of ownership of such PetroFina Warrants (and any such other PetroFina Warrants, securities or rights) on the account books maintained by The Depository Trust Company together, in any such case, with all accompanying evidences of transfer and authenticity, to, or upon the order of Total, and (b) receive all benefits and otherwise exercise all rights of beneficial ownership of such PetroFina Warrants (and any such other PetroFina Warrants, securities or rights), all in accordance with the terms of the exchange offer.

     The undersigned hereby represents and warrants that the undersigned has full power of authority to accept the exchange offer and to tender, exchange, sell, assign and transfer the PetroFina Warrants in respect of which the exchange offer is being accepted or deemed to be accepted (and any and all other PetroFina Warrants, securities or rights issued or issuable in respect of such PetroFina Warrants) and Total will acquire good title thereto, free from all liens, equities, charges, encumbrances and other interests and together with all rights now or hereafter attaching thereto. The undersigned will, upon request, execute any additional documents deemed by the US Exchange Agent or Total to be necessary or desirable to complete the sale, assignment and transfer of the PetroFina Warrants in respect of which the exchange offer is being accepted (and any and all other PetroFina Warrants, securities or rights).

     The undersigned irrevocably undertakes, represents, and warrants to and agrees with Total (so as to bind him or her, his or her personal representatives, heirs, successors and assigns) to the effect that the undersigned: (i) has not received or sent copies of the Prospectus or any Acceptance Form or any related documents in, into or from Canada, or any jurisdiction into which the sending of such documents is prohibited by applicable law, and has not otherwise utilized in connection with the exchange offer, directly or indirectly, the Canadian, or the mails or any means or instrumentality (including, without limitation, facsimile transmission, telex, and telephone) of interstate or foreign commerce, or any facilities of a national securities exchange, of Canada, or any jurisdiction into which the sending of such documents is prohibited by applicable law, (ii) is accepting the exchange offer from outside Canada, or any jurisdiction into which the sending of such documents is prohibited by applicable law, and (iii) is not an agent or fiduciary acting on a nondiscretionary basis for a principal, unless such agent or fiduciary is an authorized employee of such principal or such principal has given any instructions with respect to the exchange offer from outside Canada, or any jurisdiction into which the sending of such documents is prohibited by applicable law.

     All authority herein conferred or agreed to be conferred pursuant to this Letter of Transmittal shall be binding upon the successors, assigns, heirs, executors, administrators and legal representatives of the undersigned and shall not be affected by, and shall survive, the death or incapacity of the undersigned. Except as stated in the Prospectus, this acceptance is irrevocable.

     Unless otherwise instructed under "Special Issuance Instructions" below, the undersigned hereby instructs the US Exchange Agent to register the Total Warrants to which the undersigned is entitled in the name(s) of the holder(s) shown above under "Description of PetroFina Warrants Tendered." Unless otherwise instructed under "Special Delivery Instructions" below, the undersigned hereby instructs the US Exchange Agent to return, or cause to be returned, any PetroFina Warrants in respect of which the exchange offer is not being accepted or which are not exchanged (and accompanying documents, as appropriate) and/or deliver the certificates representing the Total Warrants to be delivered to the undersigned pursuant to the exchange offer to the address(es) of the registered holder(s) appearing above under "Description of PetroFina Warrants Tendered." In the case of a book-entry delivery of PetroFina Warrants, the undersigned hereby instructs the US Exchange Agent to credit the account maintained at The Depository Trust Company with any PetroFina Warrants in respect of which the exchange offer is not being accepted or which are not purchased. The undersigned recognizes that the US Exchange Agent will not transfer any PetroFina Warrants which are not purchased pursuant to the exchange offer from the name of the registered holder thereof to any other person.

     SUBJECT TO THE TERMS OF THE PROSPECTUS, THIS LETTER OF TRANSMITTAL SHALL NOT BE CONSIDERED COMPLETE AND VALID, AND DELIVERY OF TOTAL WARRANTS PURSUANT TO THE EXCHANGE OFFER SHALL NOT BE MADE, UNTIL THE PETROFINA WARRANTS IN RESPECT OF WHICH THE EXCHANGE OFFER IS BEING ACCEPTED AND ALL OTHER REQUIRED DOCUMENTATION HAVE BEEN RECEIVED BY THE US EXCHANGE AGENT AS PROVIDED IN THE PROSPECTUS AND THIS LETTER OF TRANSMITTAL.

                         SPECIAL ISSUANCE INSTRUCTIONS
                            REGARDING TOTAL WARRANTS
                        (SEE INSTRUCTIONS 1, 5, 6 AND 7)

     To be completed ONLY if Total Warrants are to be registered in the name of someone other than the undersigned.

Register Total Warrants in the name of:

Name(s)
------------------------------------------------
------------------------------------------------
------------------------------------------------
------------------------------------------------
                                 (PLEASE PRINT)

Address
------------------------------------------------
------------------------------------------------
------------------------------------------------
------------------------------------------------
                               (INCLUDE ZIP CODE)

Occupation
------------------------------------

------------------------------------------------
              (Employer Identification or Social Security Number)
                         SPECIAL DELIVERY INSTRUCTIONS
                        (SEE INSTRUCTIONS 1, 5, 6 AND 7)

     To be completed ONLY if the certificates representing the Total Warrant or any PetroFina Warrants not tendered or not accepted for exchange are to be sent to someone other than the undersigned, or to the undersigned at an address other than that shown in the box entitled "Description of PetroFina Warrants Tendered."

Mail:

[ ]  Total Warrant Certificate(s) to:
[ ]  PetroFina Warrant Certificate(s) to:

Name(s)
------------------------------------------------
------------------------------------------------
------------------------------------------------
------------------------------------------------
                                 (PLEASE PRINT)

Address
------------------------------------------------
------------------------------------------------
------------------------------------------------
------------------------------------------------
                               (INCLUDE ZIP CODE)

------------------------------------------------
              (Employer Identification or Social Security Number)

[ ] CHECK HERE IF ANY OF THE PETROFINA WARRANTS THAT YOU OWN HAVE BEEN LOST, STOLEN OR DESTROYED AND SEE INSTRUCTION 11.

Number of PetroFina Warrants represented by the lost, stolen or destroyed PetroFina
Warrants:
--------------------------------------------------------------------------------

                                   IMPORTANT
            ALL TENDERING PETROFINA WARRANT HOLDERS PLEASE SIGN HERE
                 (PLEASE COMPLETE SUBSTITUTE FORM W-9 BELOW OR,
       IN THE CASE OF CERTAIN FOREIGN PERSONS, SUBSTITUTE FORM W-8 BELOW)

X
--------------------------------------------------------------------------------

X
--------------------------------------------------------------------------------
                            SIGNATURE(S) OF OWNER(S)

Dated:
------------------------------------ , 1999

(Must be signed by registered holder(s) exactly as name(s) appear(s) on PetroFina Warrants or on a security position listing or by person(s) authorized to become registered holder(s) by endorsements, stock powers and other documents transmitted herewith. If signature is by a trustee, executor, administrator, guardian, attorney-in-fact, officer of a corporation or other person acting in a fiduciary or representative capacity, please set forth full title and see Instruction 5.)

Name(s):
--------------------------------------------------------------------------------
                                 (PLEASE PRINT)

Capacity (full title):
--------------------------------------------------------------------------------

Address:
--------------------------------------------------------------------------------

--------------------------------------------------------------------------------
                               (INCLUDE ZIP CODE)

Area Code and Telephone No.:
-------------------------------------------------------------------------------

Tax Identification or Social Security No.:
--------------------------------------------------------------------

                           GUARANTEE OF SIGNATURE(S)
                           (SEE INSTRUCTIONS 1 AND 5)

                     FOR USE BY ELIGIBLE INSTITUTIONS ONLY,
                    PLACE MEDALLION GUARANTEE IN SPACE BELOW

Signature(s) Guaranteed by an Eligible Institution:

Authorized Signature:
--------------------------------------------------------------------------------

Name:
--------------------------------------------------------------------------------
                                    (PLEASE PRINT)

Title:
--------------------------------------------------------------------------------

Name of Firm:
--------------------------------------------------------------------------------

Address:
--------------------------------------------------------------------------------
                                  (INCLUDE ZIP CODE)

Area Code and Telephone No.:
-------------------------------------------------------------------------------

Dated:
------------------------------------ , 1999

                                  INSTRUCTIONS
                         FORMING PART OF THE TERMS AND
                        CONDITIONS OF THE EXCHANGE OFFER

     1. GUARANTEE OF SIGNATURES. No signature guarantee is required on the Letter of Transmittal if (a) the Letter of Transmittal is signed by the registered holder(s) of the PetroFina Warrants in respect of which the exchange offer is being accepted herewith and such holder(s) have not completed the box entitled "Special Delivery Instructions" or the box entitled "Special Issuance Instructions" on this Letter of Transmittal or (b) the exchange offer is being accepted in respect of such PetroFina Warrants for the account of an Eligible Institution. In all other cases, all signatures on this Letter of Transmittal must be guaranteed by a financial institution (including most commercial banks, savings and loan associations and brokerage houses) which is a participant in the Securities Transfer Agents Medallion Program, the New York Stock Exchange Medallion Signature Guarantee Program, or the Stock Exchange Medallion Program (an "Eligible Institution"). See Instruction 5.

     2. DELIVERY OF LETTER OF TRANSMITTAL AND WARRANTS. This Letter of Transmittal is to be completed and PetroFina Warrants are to be forwarded herewith with a properly completed and duly executed Letter of Transmittal (or facsimile thereof), together with any required signature guarantees, and any other documents required by this Letter of Transmittal, must be delivered to the US Exchange Agent at one of its addresses set forth herein. PetroFina Warrants or confirmation of a book-entry transfer of such PetroFina Warrants into the US Exchange Agent's account at The Depository Trust Company, as well as a properly completed and duly executed Letter of Transmittal (or facsimile thereof), together with any required signature guarantees (or, in the case of a book-entry transfer, an Agent's Message), and any other documents required by this Letter of Transmittal, must be delivered to the US Exchange Agent at one of its addresses set forth herein.

     PetroFina Warrant holders whose PetroFina Warrants are not immediately available or who cannot deliver their PetroFina Warrants and all other required documents to the US Exchange Agent or complete the procedures for book-entry transfer prior to the expiration of the Initial Offer Period or any Subsequent Offer Period, as the case may be, may accept the exchange offer with respect to their PetroFina Warrants by properly completing and duly executing a Notice of Guaranteed Delivery pursuant to the guaranteed delivery procedures set out in "Terms and Conditions of the Exchange Offer -- Guaranteed Delivery Procedures" in the Prospectus. Pursuant to the guaranteed delivery procedures: (a) acceptance must be made by or through an Eligible Institution; (b) a properly completed and duly executed Notice of Guaranteed Delivery substantially in the form provided by Total must be received by the US Exchange Agent prior to the expiration of the Initial Offer Period or any Subsequent Offer Period, as the case may be; and (c) the PetroFina Warrants in respect of which the exchange offer is being accepted, (or, in the case of PetroFina Warrants held in book-entry form, timely confirmation of the book-entry transfer of such PetroFina Warrants into the US Exchange Agent's account at The Depository Trust Company as described in the Prospectus), together with a properly completed and duly executed Letter of Transmittal (or facsimile thereof) with any required signature guarantees (or in the case of a book-entry transfer, an Agent's Message), together with a properly completed and duly executed Letter of Transmittal (or facsimile thereof) with any required signature guarantees and any other documents required by this Letter of Transmittal, are received by the US Exchange Agent within three New York Stock Exchange trading days after the date of execution of such Notice of Guaranteed Delivery.

     THE METHOD OF DELIVERY OF PETROFINA WARRANTS AND ALL OTHER REQUIRED DOCUMENTS IS AT THE OPTION AND RISK OF THE HOLDERS OF PETROFINA WARRANTS ACCEPTING THE EXCHANGE OFFER. IF DELIVERY IS BY MAIL, REGISTERED MAIL WITH RETURN RECEIPT REQUESTED, PROPERLY INSURED, IS RECOMMENDED. IN ALL CASES, SUFFICIENT TIME SHOULD BE ALLOWED TO ENSURE TIMELY DELIVERY.

     No alternative, conditional or contingent acceptance will be accepted and no fractional PetroFina Warrants will be accepted. All accepting PetroFina Warrants holders, by execution of this Letter of

Transmittal (or facsimile thereof), waive any right to receive any notice of the acceptance of their PetroFina Warrants for payment.

     3. INADEQUATE SPACE. If the space provided herein is inadequate, the series numbers of the certificates and/or the number of PetroFina Warrants should be listed on a separate schedule attached hereto.

     4. PARTIAL ACCEPTANCES. If the exchange offer is to be accepted in respect of less than all of the PetroFina Warrants delivered to the US Exchange Agent herewith, fill in the number of PetroFina Warrants in respect of which the exchange offer is being accepted in the box entitled "Number of PetroFina Warrants Tendered." In such case, a new PetroFina Warrant for the remainder of the PetroFina Warrants (in respect of which the exchange offer is not being accepted) represented by the old PetroFina Warrant will be sent to the registered holders as promptly as practicable following the date on which the PetroFina Warrants in respect of which the exchange offer has been accepted are purchased.

     The exchange offer will be deemed to have been accepted in respect of all PetroFina Warrants delivered to the US Exchange Agent unless otherwise indicated. In the case of partial acceptances, PetroFina Warrants in respect of which the exchange offer was not accepted will not be reissued to a person other than the registered holder.

     5. SIGNATURES ON LETTER OF TRANSMITTAL, STOCK POWERS AND ENDORSEMENTS. If this Letter of Transmittal is signed by the registered holder(s) of the PetroFina Warrants in respect of which the exchange offer is being accepted hereby, the signature(s) must correspond with the name(s) as written on the face of the certificates without any change whatsoever.

     If any of the PetroFina Warrants in respect of which the exchange offer is being accepted hereby are owned of record by two or more owners, all such owners must sign this Letter of Transmittal.

     If any of the PetroFina Warrants in respect of which the exchange offer is being accepted are registered in different names on different PetroFina Warrants, it will be necessary to complete, sign and submit as many separate Letters of Transmittal as there are different registrations of PetroFina Warrants.

     If this Letter of Transmittal or any PetroFina Warrants or stock powers are signed by trustees, executors, administrators, guardians, attorneys-in-fact, officers of corporations or others acting in a fiduciary or representative capacity, such persons should so indicate when signing, and proper evidence satisfactory to Total of their authority so to act must be submitted.

     When this Letter of Transmittal is signed by the registered holder(s) of the PetroFina Warrants listed and transmitted hereby, no endorsements of certificates are required. Signatures on such PetroFina Warrants or stock powers must be guaranteed by an Eligible Institution.

     If this Letter of Transmittal is signed by a person other than the registered holder(s) of the PetroFina Warrants listed, the PetroFina Warrants must be endorsed or accompanied by appropriate stock powers signed exactly as the name(s) of the registered holder(s) appear(s) on the PetroFina Warrants. Signatures on such PetroFina Warrant or stock powers must be guaranteed by an Eligible Institution.

     6. STOCK TRANSFER TAXES. Total will pay or cause to be paid any stock transfer taxes with respect to the transfer and sale to it or its order of PetroFina Warrants pursuant to the exchange offer. If, however, delivery of any of the consideration payable pursuant to the exchange offer is to be made to any persons other than the registered holder(s), or if PetroFina Warrants in respect of which the exchange offer is being accepted are registered in the name of any person other than the person(s) signing this Letter of Transmittal, the amount of any stock transfer taxes (whether imposed on the registered holders(s) or such person(s)) payable on account of the transfer to such person will be deducted from the purchase price (or new Total Warrants will be withheld) unless satisfactory evidence of the payment of such taxes or exemption therefrom is submitted.

     Except as provided in this Instruction 6, it will not be necessary for transfer tax stamps to be affixed to the PetroFina Warrants listed in this Letter of Transmittal.

     7. SPECIAL DELIVERY INSTRUCTIONS. If any PetroFina Warrants in respect of which the exchange offer is not being accepted or which are not purchased are to be returned to a person other than the signer of this Letter of Transmittal or to an address other than that shown in the box entitled "Description of PetroFina Warrants Tendered" on the first page of this Letter of Transmittal, should be completed.

     8. WAIVER OF CONDITIONS. Total reserves the absolute right in its sole discretion to waive any of the specified condition of the exchange offer, in whole or in part, to the extent permitted by applicable law.

     9. IMPORTANT TAX INFORMATION; SUBSTITUTE FORM W-9 AND SUBSTITUTE FORM
W-8. Under United States federal income tax law, a holder whose tendered PetroFina Warrants are accepted for exchange must provide the US Exchange Agent (as payor) with (i) such holder's correct Taxpayer Identification Number ("TIN") on Substitute Form W-9 below or (ii) in the case of certain exempt foreign persons, the Substitute Form W-8 below. If the US Exchange Agent is not provided with the correct TIN or an adequate basis for exemption, the holder may be subject to a $50 penalty imposed by the Internal Revenue Service (the "IRS") in addition to backup withholding in an amount equal to 31% of the gross proceeds resulting from the exchange offer.

     Certain holders (including, among others, all corporations and certain foreign individuals) are exempt from these backup withholding requirements. Certain foreign persons can qualify for this exemption by submitting a Form W-8 or Substitute Form W-8 below, signed under penalties of perjury and attesting to such person's exempt status.

     If backup withholding applies, the US Exchange Agent is required to withhold 31% of the gross proceeds payable to a Warrant holder or other payee pursuant to the exchange offer. Backup withholding is not an additional tax. Rather, the tax liability of persons subject to backup withholding will be reduced by the amount of tax withheld. If withholding results in overpayment of taxes, a refund may be obtained from the IRS.

     The box in Part 2 of the Substitute Form W-9 may be checked if the tendering holder has not been issued a TIN and has applied for a TIN or intends to apply for a TIN in the near future. If the box in Box 2 is checked, the holder or other payee must also complete the Certificate of Awaiting Taxpayer Identification Number below in order to avoid backup withholding. Even if the box in Part 2 is checked and the Certificate of Awaiting Taxpayer Identification Number is completed, the US Exchange Agent will withhold 31% of all reportable payments made prior to the time a properly certified TIN is provided to the US Exchange Agent. Such amounts will be refunded to such holder if a properly certified TIN is provided to the US Exchange Agent within 60 days.

     If the PetroFina Warrants are in more than one name or are not in the name of the actual owner, consult the enclosed guidelines for information on which TIN to report.

     IMPORTANT: THIS LETTER OF TRANSMITTAL (OR A MANUALLY SIGNED FACSIMILE THEREOF) TOGETHER WITH WARRANT CERTIFICATES AND ALL OTHER REQUIRED DOCUMENTS MUST BE RECEIVED BY THE US EXCHANGE AGENT, OR A NOTICE OF GUARANTEED DELIVERY MUST BE RECEIVED BY THE US EXCHANGE AGENT, PRIOR TO THE OFFER EXPIRATION DATE. WARRANT HOLDERS ARE ENCOURAGED TO RETURN A COMPLETED SUBSTITUTE FORM W-9 OR SUBSTITUTE FORM W-8 WITH THEIR LETTER OF TRANSMITTAL.

     10. REQUESTS FOR ASSISTANCE OR ADDITIONAL COPIES. Questions and requests for assistance or additional copies of the Prospectus, this Letter of Transmittal, the Notice of Guaranteed Delivery and the Guidelines for Certification of Taxpayer Identification Number on Substitute Form W-9 and Substitute Form W-8 may be directed to the Information Agent at the address and telephone number set forth below.

     11. LOST, DESTROYED OR STOLEN CERTIFICATES. If any PetroFina Warrants have been lost, destroyed or stolen, the holder thereof should promptly notify the US Exchange Agent by checking the box immediately following the Special Issuance Instructions -- Special Delivery Instructions boxes and indicating the number of PetroFina Warrants lost, destroyed or stolen. The holder thereof will then be instructed as to the steps that must be taken in order to replace such PetroFina Warrants. This Letter of Transmittal and related documents cannot be processed until the procedures for replacing lost, destroyed or stolen PetroFina Warrants have been followed.

     12. HOLDERS OF PETROFINA SHARES. Holders of PetroFina shares [have been sent a Certificated Share Delivery Instruction Form with the Prospectus] and may not accept the exchange offer in respect of PetroFina shares pursuant to this Letter of Transmittal. If any holder of PetroFina shares needs to obtain a copy of a Certificated Share Delivery Instruction Form, such holder should contact MacKenzie Partners, Inc., at the appropriate address and telephone number set forth in the Prospectus.

     13. FRACTIONAL ENTITLEMENTS. Fractional Total Warrants will not be issued to holders of PetroFina Warrants, but will be aggregated and sold in the market and the net proceeds of the sale will be paid to such holders entitled thereto.

                    TO BE COMPLETED BY ALL TENDERING HOLDERS
                              (SEE INSTRUCTION B)
                       PAYOR'S NAME THE BANK OF NEW YORK

  SUBSTITUTE               Part 1 -- PLEASE PROVIDE YOUR TIN IN THE BOX               NAME:
  FORM W-9                 AT RIGHT AND CERTIFY BY SIGNING AND DATING               ADDRESS:
                           BELOW
                                                                                      TIN:
                                                                            Social Security Number or
                                                                         Employer Identification Number

  DEPARTMENT OF THE
  TREASURY                 PART 2 -- TIN APPLIED FOR [ ]
  INTERNAL REVENUE
  SERVICE
                           CERTIFICATION: UNDER PENALTIES OF PERJURY, I CERTIFY THAT:
  PAYOR'S REQUEST FOR      (1) the number shown on this form is my correct Taxpayer Identification
  TAXPAYER                 Number (or I am waiting for a number to be issued to me).
  IDENTIFICATION           (2) I am not subject to backup withholding either because: (a) I am exempt
  NUMBER ("TIN")           from backup withholding, or (b) I have not been notified by the Internal
  AND                          Revenue Service (the "IRS") that I am subject to backup withholding as a
  CERTIFICATION                result of a failure to report all interest or dividends, or (c) the IRS has notified me that I am no longer subject to backup withholding, and
                           (3) any other information provided on this form is true and correct.
                           SIGNATURE _________________________________    DATE  _____________________
  You must cross out item (2) of the above certification if you have been notified by the IRS that you are subject to backup withholding because of underreporting of interest or dividends on your tax refund and you have not been notified by the IRS that you are no longer subject to backup withholding.

                  YOU MUST COMPLETE THE FOLLOWING CERTIFICATE
            IF YOU CHECKED THE BOX IN PART 2 OF SUBSTITUTE FORM W-9
--------------------------------------------------------------------------------

             CERTIFICATE OF AWAITING TAXPAYER IDENTIFICATION NUMBER

 I certify under penalties of perjury that a taxpayer identification number has not been issued to me, and either (a) I have mailed or delivered an application to receive a taxpayer identification number to the appropriate Internal Revenue Service Center or Social Security Administration Office or
 (b) I intend to mail or deliver an application in the near future. I understand that if I do not provide a taxpayer identification number by the time of the exchange, 31 percent of all reportable payments made to me thereafter will be withheld until I provide a number.


 -----------------------------------------         ---------------------------
                Signature                                      Date
--------------------------------------------------------------------------------

FOR ASSISTANCE IN COMPLETING THE SUBSTITUTE FORM W-9 PLEASE REVIEW THE ENCLOSED "GUIDELINES FOR CERTIFICATION OF TAXPAYER IDENTIFICATION NUMBER ON SUBSTITUTE FORM W-9."

                         CERTIFICATE OF FOREIGN STATUS

--------------------------------------------------------------------------------------------------

                                         ------------------------------------------------------
  SUBSTITUTE                             NAME OF OWNER
                                         ------------------------------------------------------
  FORM W-8                               U.S. TAXPAYER I.D. NUMBER (if any)
                                         ------------------------------------------------------
  DEPARTMENT OF THE TREASURY,            PERMANENT ADDRESS (See enclosed Guidelines)
  INTERNAL REVENUE SERVICE               ------------------------------------------------------
                                         CURRENT MAILING ADDRESS (if different from Permanent
  CERTIFICATE OF FOREIGN STATUS          Address)
                                      ------------------------------------------------------------
                                      CERTIFICATION:
                                         UNDER PENALTIES OF PERJURY, I CERTIFY THAT I AM AN EXEMPT
                                         FOREIGN PERSON BECAUSE:
                                         (1) I am a nonresident alien individual or a foreign
                                         corporation, partnership, estate or trust;
                                         (2) I am an individual who has not been, and plans not to
                                         be, present in the United States for a total of 183 days
                                             or more during the calendar year; and
                                         (3) I am neither engaged, nor plan to be engaged during
                                         the year, in a United States trade or business that has
                                             effectively connected gains from transactions with a
                                             broker or barter exchange.

                                         -------------------------------          ----------------
                                         Signature                                Date
--------------------------------------------------------------------------------------------------

FOR ASSISTANCE IN COMPLETING THE SUBSTITUTE FORM W-8 PLEASE REVIEW THE "GUIDELINES FOR CERTIFICATION OF FOREIGN STATUS ON SUBSTITUTE FORM W-8 BELOW."

                 GUIDELINES FOR CERTIFICATION OF FOREIGN STATUS
                             ON SUBSTITUTE FORM W-8

PERMANENT ADDRESS:

If you are:                                    Show the address of:
An individual                                  Your permanent residence
A partnership or corporation                   Principal office
An estate or trust                             Permanent residence or principal office of
                                               any fiduciary

    NONRESIDENT ALIEN INDIVIDUAL: For United States federal income tax purposes, "nonresident alien individual" means an individual who is neither a United States citizen nor resident. Generally, an alien is considered to be a United States resident if:

        The individual was a lawful permanent resident of the United States at any time during the calendar year, that is the alien held an immigrant visa (a "green card"), or

        The individual was physically present in the United States on:

           (1) at least 31 days during the calendar year, and

           (2) 183 days or more during the current year and the two preceding calendar years (counting all the days of physical presence in the current year, one-third the number of days of presence in the first preceding year, and one-sixth of the number of days in the second preceding year).

    EXEMPT FOREIGN PERSON: If you do not meet the requirements of certification number two or three above, you may instead certify on Internal Revenue Service Form 1001, Ownership, Exemption, or Reduced Rate Certificate, that your country has a tax treaty with the United States that exempts your transactions from United States tax.

FOR ADDITIONAL INFORMATION, CONTACT YOUR TAX CONSULTANT OR THE INTERNAL REVENUE SERVICE.

                The Information Agent for the Exchange Offer is:

                           [MACKENZIE PARTNERS LOGO]
                            MacKenzie Partners, Inc.
                                156 Fifth Avenue
                            New York, New York 10010
                     Phone: (1-212) 929-5500 (call collect)
                      or call toll free: (1-800) 322-2885

                                                                  EXHIBIT (a)(5)



                                FAIRNESS OPINION

                                        April 7, 1999

Board of Directors
PETROFINA S.A
Rue de l'Industrie 52
B-1040 Bruxelles


Dear Sirs,

        You have requested our opinion as to the fairness to the shareholders of PETROFINA SA ("Petrofina") of the public tender offer proposed by TOTAL SA ("Total") following the "convention d'apports en nature" agreement signed on December 1, 1998 between Total and Electrafina, Compagnie Nationale a Portefeuille (Fibelpar(3)), Tractebel, Electrabel and Fortis (AG1824) in respect of Petrofina shares held by these last five companies to be exchanged for shares in Total (the "Exchange Agreement"). The Exchange Agreement was ratified by Total at its extraordinary shareholders meeting held on January 14, 1999. The proposed exchange ratio is nine (9) new Total shares with dividend rights as of January 1, 1998 for two (2) shares issued by Petrofina (with "coupons" n degree 16 and following attached).


The terms of the exchange offer made by Total to Petrofina shareholders as outlined in the preliminary prospectus in respect of its public exchange offer ("the Offer") dated March 31, 1999 and its draft F-4 Form pre-filed with the Securities and Exchange Commission in Washington DC on March 30, 1999, which are the subject of our fairness opinion are as follows : for every two (2) Petrofina shares (with "coupons" n degree 16 and following attached), tendered pursuant to the Offer, the holder thereof will receive from Total nine (9) Total shares (with dividend rights as of January 1, 1998) and nine (9) Total VVPR-Strips. The Offer is also made in respect of Petrofina shares to be issued upon conversion of warrants issued in 1997 and held by employees of Petrofina and certain subsidiaries and those issued in 1998 in connection with the merger of Petrofina and Fina, Inc.


----------------------------

(3) Between the date of the signature of the Exchange Agreement and the completion of the exchange, Fibelpar has transferred all its shares in Petrofina to Investor.

Paribas, as part of its investment banking business, is regularly requested to make valuations of companies business activities and securities in connection with mergers and acquisitions, equity offerings and private placements. We are familiar with both Petrofina and Total. Petrofina has given us a mandate to act as its advisor in connection with the Offer. We have in the past acted in various advisory capacities for several companies which are part of the Compagnie Nationale a Portefeuille group. We also advised or acted on behalf of Total in various occasions: in particular we acted in various advisory and other capacities in connection with previous share offerings. The Chairman of the Supervisory Board of Paribas is a member of the Board of Directors of Total. The Chairman and Chief Executive Officer of Total is a member of the Supervisory Board of Paribas.



In connection with this opinion, we have reviewed, among other documents, the terms of the public exchange offer to Petrofina shareholders, dated March 31, 1998 ; the Exchange Agreement dated December 1, 1998; the report of the independent experts ("commissaire aux apports") in respect of the value of the Petrofina shares dated January 4, 1999; annual reports of both companies for the last six financial years ; certain interim reports; the prospectus in respect of the listing of Petrofina shares on the New York Stock Exchange in 1997; certain management reports on expected trends concerning the activity of Petrofina. We also had several meetings with Petrofina's management regarding Petrofina's past and current activities, its financial situation, its prospects, and the synergies that the merger with Total are expected to create. We also had some meetings with Total in which Total provided information which was publicly available. In addition, we have reviewed the share prices and trading activity in the shares of both companies on the relevant stock exchanges since the announcement of the operation, compared stock market information on both companies with information relating to major comparable listed companies, analysed certain recent transactions in the oil and gas sector which are similar with this transaction and performed other studies and analyses as we considered appropriate. In connection with this opinion, we did not have access to either the valuation reports prepared by Total's advisors or to Total's business plan.


We have not verified or made independent inquiries in respect of the accuracy or completeness of any written or other information transmitted to us by Petrofina or Total for the purpose of this opinion, have relied on the confirmation by the management of both companies that there were no significant liabilities in respect of either company which were not disclosed to us.


In addition, we have not made an independent evaluation or appraisal of the assets and liabilities of the two companies, and Petrofina and Total did not furnish any such evaluation or appraisal.

We have received from you an affirmation letter in which you consider that you have brought to our attention all the information in your possession necessary in order for us to execute our mandate and to provide this opinion.


Based upon the information provided and the evaluation we have performed, and subject to the foregoing, it is our opinion that, as of the date hereof, the terms of the Offer proposed by Total to Petrofina's shareholders is fair from a financial perspective.


In addition, Paribas, on the basis of the various documents it has examined, has made a comparison between the financial terms of the Exchange Agreement made by certain shareholders of Petrofina and the financial terms of the Offer as it has been proposed by Total and considers that there is no difference between the two.




This fairness opinion is addressed to the Board of Directors of Petrofina to assist it in the formulation of the statement it has to release in respect of the Offer ; this fairness opinion does not constitute a recommendation to the shareholders of Petrofina to accept Total's exchange offer. Furthermore, we are not expressing any opinion herein as to the prices at which the shares of Total-Fina will trade when the merger becomes effective.


We remain,


Yours sincerely,





Thierry DORMEUIL                                            Alain RAUSCHER

                                                                  EXHIBIT (A)(6)

                                                      Brussels, April 7th, 1999.


Morgan Guaranty
Trust Company of
New York

Belgian Branch

Avenue des Arts 35
1040 Bruxelles

Tel: (02) 508 84 31
Fax: (02) 508 83 44

The Board of Directors
PetroFina SA
Rue de l'Industrie 52
B-1040 Bruxelles

Gentlemen:

You have requested our opinion as to the fairness, from a financial point of view, to the shareholders of PetroFina S.A. (the "Company") of the exchange ratio to be applied in respect of the tender offer (the "Tender Offer") by Total S.A. (the "Buyer") for the common stock of the Company under the terms of which 2 shares of common stock of the Company will be exchanged for 9 ordinary shares of Total (the "Exchange Ratio"). In addition, the Company's shareholders as of January 13, 1999 have received a dividend of BEF460 per share and are entitled to a dividend for 1998 from Total on the shares to be newly issued as a result of the exchange offer.

On January 14, 1999 the Buyer acquired (subject to certain conditions precedent) a 41% stake in the Company from Electrafina, Fibelpar, Tractebel, Electrabel and AG 1824 (the "Contributing Shareholders") through the contribution of the shares held by the Contributing Shareholders against new shares to be issued by the Buyer ("the Contribution" and, together with the Tender Offer, the "Transaction"). Under Belgian law, the Contribution triggered the obligation for the Buyer to propose to all remaining shareholders in the Company an exchange offer under the same terms, such offer being described in the Public Offer Document submitted to the Commission bancaire et financiere ("CBF") on the 31 March, 1999 (the "Belgian Prospectus") and the draft of F-4 Registration Statement pre-notified to the Securities and Exchange Commission on the 30 March, 1999, (the "US Prospectus" together with the Belgian Prospectus, the "Prospectuses").

Please be advised that while certain provisions of the Transaction are summarized above, the terms of the Transaction are more fully described in the Prospectuses. As a result, the description of the Transaction and all other information contained herein is qualified in its entirety by reference to the more detailed information appearing or incorporated by reference in the Prospectuses.

In arriving at our opinion, we have reviewed (i) the terms of the Tender Offer as presented in the Prospectuses; (ii) certain publicly available information concerning the business of the Buyer, the Company and certain other companies engaged in businesses comparable to those of the Buyer and the Company, and the reported market prices for certain other companies' securities deemed comparable; (iii) publicly available terms of certain transactions comparable to the Transaction; (iv) current and historical market prices of the securities of the Buyer and the Company; (v) the audited financial statements of the Company and the Buyer for the fiscal year ended December 31, 1998 and December 31, 1997; (vi) certain presentations made by the Company and the Buyer in 1998 and in 1999 to equity analysts regarding the performance of their respective businesses and potential synergies that may be realized if the Tender Offer is successful; (vii) the schedule to the report submitted by the Total Board of Directors to the combined extraordinary and ordinary shareholders' meeting of 14 January 1999; (viii) the Independent Valuation Auditors' Report from Dominique Ledouble and Rene Ricol dated January 4, 1999, (ix) Minutes of a meeting of the Company's General Meeting of Shareholders, held on January 4, 1999 which authorized the payment of a dividend of BEF 460 per share; (x) the documents relating to the Contribution, such documents being the "Protocole d'Accord General", dated 1st December, 1998, the "Convention d'Apports en Nature" dated 1st December, 1998 and the "Protocole d'Accord Electrafina" dated 1st December, 1998. The foregoing documents in sub-paragraph (x), which are referred to as the "Contribution Documents" have been made available to us by the Buyer.

In addition, we have participated in discussions with certain members of the management of the Company and the Buyer with respect to certain aspects of the Tender Offer, the past and current business operations of the Company and the Buyer, the financial condition and future prospects and operations of the Company and certain other matters we believed necessary or appropriate to our inquiry. We have in addition reviewed such other financial studies and analyses and considered such other information as we deemed appropriate for the purposes of this opinion.

In performing our analysis, we have used such valuation methodologies as we have deemed necessary or appropriate for the purposes of this opinion. Our view is based on (i) our consideration of the information the Company and the Buyer have supplied to us to date, (ii) our understanding of the terms upon which the Buyer intends to consummate the Tender Offer, (iii) the current capital structure of the Company and the Buyer, and (iv) the consummation of the Tender Offer within the time periods contemplated by the Prospectuses.

In giving our opinion, we have relied upon and assumed, without independent verification, the accuracy and completeness of all information that was publicly available or was furnished to us by the Company and the Buyer or otherwise reviewed by us, and we have not assumed any responsibility or liability therefor. In particular we have assumed, based on assurances we have received from the management of the Buyer, that (a) other than the Contribution Documents, there are no documents, arrangements or agreements, whether written or verbal, between the

Buyer and any other party, including the Contributing shareholders and any other party to any of the Contribution Documents, in respect of or in connection with the Contribution or the Tender Offer, and (b) the Contribution Documents in the form we reviewed fully and fairly set out and represent all arrangements and agreements between the parties thereto in respect of the Contribution or the Tender Offer.

We have not conducted any evaluation or appraisal of any assets or liabilities, nor have any such evaluations or appraisals been provided to us. In relying on financial analyses provided to us of potential synergies that may be realized from the Tender Offer, we have assumed that they have been reasonably prepared based on assumptions reflecting the currently available estimates and judgments by management as to such potential synergies. There will necessarily be differences in the tax treatment to shareholders of the Company of the Tender Offer, based on inter alia the tax residence and the status as legal or natural person of each shareholder, and we have therefore not considered, and do not opine upon, any differences in the benefits of the Tender Offer that may exist between the shareholders of the Company due to differences in their respective tax situation and condition.

Our opinion is necessarily based on economic, market and other conditions as in effect on, and the information made available to us as of, the date hereof. It should be understood that subsequent developments may affect this opinion and that we do not have any obligation to update, revise, or reaffirm this opinion. It is our belief, based on our review of the Contribution Documents that have been provided to us and on our assumption that there are no other relevant documents, and based on the further assumptions set out herein, that the Exchange Ratio to be offered to the shareholders of the Company in the proposed Tender Offer is no less favorable, from a financial point of view, than the financial terms and conditions of the Contributions entered into between the Buyer and the Contributing Shareholders. We are expressing no opinion herein as to the price at which any of the Company's or the Buyer's securities will trade at any future time. Similarly, as indicated above, we are expressing no opinion herein as to the tax or accounting treatment for any of the Company or its shareholders as a result of the Tender Offer.

We have acted as financial advisor to the Board of Directors of the Company with respect to the proposed Tender Offer and will receive a fee from the Company for our services. As you are aware, in the past we have provided financial advisory services to both the Company and the Buyer. In the ordinary course of their businesses, our affiliates may actively trade the debt and equity securities of the Company and the Buyer for their own accounts or for the account of customers and, according, they may at any time hold long or short positions in such securities. J.P. Morgan has in place internal policies on conflict of interest and internal procedures on sharing of information.

This opinion may not be used for any other purpose, disclosed, summarized, quoted or referred to at any time and in any manner without prior written consent, save that we hereby consent to (a) a reference, in the Belgian Prospectus to be issued in connection with the Tender Offer, to this letter, and the fact that the Board of Directors of the Company took it into account and (b) disclosure of this opinion in the US Prospectus.

In addition, J.P. Morgan was not requested to and did not provide advice concerning the structure of the Tender Offer, or provide services other than the delivery of this opinion. J. P. Morgan was not authorized to and did not solicit any expressions of interest from any other parties with respect to the sale of all or any part of the securities of the Company. J.P. Morgan did not participate in negotiations with respect to the terms of the Tender Offer and related transactions. Consequently, no opinion is expressed whether any alternative transaction might product consideration for holders of the Company's securities in an amount in excess of that contemplated in the Tender Offer.

On the basis of and subject to the foregoing, it is our opinion as of the date hereof that the Exchange Ratio to be offered to the shareholders of the Company in the proposed Tender Offer is fair, from a financial point of view, to the shareholders of the Company.

This letter is provided solely for the benefit of the Board of Directors of the Company in connection with and for the purposes of its evaluation of the Tender Offer. This opinion does not constitute a recommendation to any stockholder of the Company as to how such stockholder should vote with respect to the Tender Offer and may not be relied upon by any other person.

Very truly yours,


MORGAN GUARANTY TRUST COMPANY OF NEW YORK

                                      /s/ Christian M. Jacobs
                                      -----------------------
                                      Christian M. Jacobs,
                                      Managing Director,
                                      Chairman of the Management Committee

                                                                  EXHIBIT (C)(1)
                                                             English Translation





                                  AGREEMENT ON


                             CONTRIBUTIONS IN KIND

BETWEEN THE UNDERSIGNED:


1. ELECTRAFINA, a corporation under Belgian law with stated capital of BEF 13,692,135,813 and registered office in B-1000 BRUSSELS, 24, avenue Marnix, registered in the Commercial Register of Brussels under No. 3,902, represented by Mr. Thierry de Rudder and Mr. Didier Bellens, duly authorized for the purpose of these presents, and any other company of its group to which PETROFINA shares may be transferred in the meantime and for which it acts as a guarantor (hereinafter referred to as "ELECTRAFINA"),

2. FIBELPAR, a corporation under Belgian law with stated capital of BEF 22,968,750,000 and registered office in B-6280 LOVERVAL, 12, rue de la Blanche Borne, registered in the Commercial Register of Charleroi under No. 139,774, represented by Mr. Gilles Samyn, duly authorized for the purpose of these presents and any other companies among its group to which PETROFINA shares may be transferred in the meantime and for which it acts as a guarantor (hereinafter referred to as "FIBELPAR"),

3. TRACTEBEL, a corporation under Belgian law with stated capital of BEF 30,204,546,074 and registered office in B-1000 BRUSSELS, 1, Place du Trone, registered in the Commercial Register of Brussels under No. 38,296, represented by Mr. Philippe Bodson and Mr. Jacques Laurent, duly authorized for the present purposes, and any other companies among its group to which PETROFINA shares may be transferred in the meantime and for which it acts as a guarantor (hereinafter referred to as "TRACTEBEL"),

4. ELECTRABEL, a corporation under Belgian law with stated capital of BEF 82,970,232,342 and registered office in B-1000 BRUSSELS, 8, Boulevard du Regent, registered in the Commercial Register of Brussels under No. 267,922, represented by Mr. Jean-Pierre Hansen and Mr. Emmanuel van Innis, duly authorized for the purpose of these presents, and any other companies among its group to which PETROFINA shares may be transferred in the meantime and for which it acts as a guarantor (hereinafter referred to as "ELECTRABEL"),

5. AG 1824, COMPAGNIE BELGE D'ASSURANCES GENERALES, a corporation under Belgian law with stated capital of BEF 2,708,177,981 and registered office in B-1000 BRUSSELS, registered in the Commercial Register of Brussels under No. 345,622, represented by Mr. Maurice Lippens; and Mr. Herman Verwilst, duly authorized for the purpose of these presents, and any other companies among its group to which PETROFINA shares may be transferred in the meantime and for which it acts as a guarantor (hereinafter referred to as "AG 1824"),

                    (hereinafter collectively referred to as the "CONTRIBUTORS")

                                                         PARTY OF THE FIRST PART

AND

TOTAL, a corporation under French law with stated capital of FFR 12,216,658,800 and registered office in France. in PUTEAUX (Hauts-de-Seine), 24, Cours Michelet, registered in the Commercial and Company Register under No. 542,051,180, represented by Mr. Thierry DESMAREST acting in his capacity of Chairman of the Board of Directors and duly authorized for the purpose of these presents (hereinafter referred to as "TOTAL" or the "BENEFICIARY"),

                                                       PARTY OF THE SECOND PART

(the CONTRIBUTORS and TOTAL are hereinafter collectively referred to as the "Parties")

WHEREAS:

1. The Contributors are shareholders of PETROFINA, a corporation under Belgian law with stated capital of BEF 43,605,279,966 divided into 23,459,772 shares without par value, admitted to the official listing of the Brussels Stock Exchange and other financial centers, with registered office in B-1040 BRUSSELS, 52, rue de l'Industrie, registered in the Commercial Register of Brussels under No. 227,597 (hereinafter referred to as "PETROFINA").

2. As soon as the contributions which are the subject of this Agreement have been made, TOTAL will file, in accordance with the Belgian Royal Decree of November 8, 1989 regarding takeover bids and changes in the control of companies, a notice of a public exchange offer for the entirety of the PETROFINA shares and, if necessary, securities equivalent thereto within the meaning of Article 1, Section 3 of the Royal Decree of November 8, 1989, which are not owned by the Contributors but are held by the public ("OPE").

3. The number of PETROFINA shares held by the Contributors on the date of these presents is as follows:

                 5,304,018 shares held by ELECTRAFINA;
                 1,518,218 shares held by FIBELPAR;
                 1,275,772 shares held by TRACTEBEL;
                 1,241,000 shares held by ELECTRABEL;
                 275,182 shares held by AG 1824;

         i.e., a total of 9,614,190 PETROFINA shares (hereinafter collectively referred to as the "SHARES").

4. The Contributors have decided to contribute the Shares to TOTAL in accordance with the terms and conditions provided for by this agreement (hereinafter referred to as the "AGREEMENT").

5. TOTAL shall implement the provisions regarding the consultation of its Central Employees' Council provided for by the Labor Code.

NOW THEREFORE it is hereby agreed as follows:

ARTICLE 1. - CONTRIBUTIONS

Each of the Contributors shall contribute to the Beneficiary the specified Shares listed and valuated below under the conditions precedent set forth in
Article 6 and under the customary guarantees of law and of fact. It is furthermore specified that this list is restrictive and that each of the contributions is exclusive of all liabilities and that it is agreed to and accepted by the Beneficiary under the provisions and the terms for consideration set forth below, i.e.:

1.1      CONTRIBUTION BY ELECTRAFINA

         5,304,018 common shares of PETROFINA, fully paid in, for an amount of FFR 16,320,993,787.80,

1.2      CONTRIBUTION BY FIBELPAR

         1,518,218 common shares of PETROFINA, fully paid in, for an amount of FRF 4,671,607.80.

1.3      CONTRIBUTION BY TRACTEBEL

         1,275,772 common shares of PETROFINA, fully paid in, for an amount of FFR 3,925,678,021.20,

1.4      CONTRIBUTION BY ELECTRABEL

         1,241,000 common shares of PETROFINA, fully paid in, for an amount of FFR 3,818,681,100,

1.5      CONTRIBUTION BY AG 1824

         275,182 common shares of PETROFINA, fully paid in, for an amount of FFR 846,762,532.20,

i.e., without this information being in any way prejudicial to the Contributors, contributions numbering a total of 9,614,190 fully paid in PETROFINA shares, which shall be entered in the corporate accounts of TOTAL with a total amount of FRF 29,583,824,049 corresponding to the product of the average of the closing prices for TOTAL shares during the twenty (20) consecutive trading sessions prior to the date when the Board of Directors of TOTAL authorized the signature of the Agreement, times the number of new TOTAL shares issued.

1.6      PROVISIONS REGARDING THE CONTRIBUTIONS AS A WHOLE

         Each of the contributions shall also include any shares that may be created after the signature of these presents by the manager of Shares and, generally, any securities or rights pertaining thereto, without modifying the evaluation of the consideration for the contributions set forth in Article 2 below.

         The shares included in each of the contributions shall be entitled to dividends as of January 1, 1998, including any dividends paid for fiscal year 1998, except for a one-time interim dividend of BEF 460 per PETROFINA share for fiscal year 1998 to be decided by the Board of Directors for the benefit of its shareholders or any form equivalent thereto for the shareholders' benefit.

         None of the contributions can be realized independently from the others.

ARTICLE 2. - CONSIDERATION FOR THE CONTRIBUTIONS

2.1      CONTRIBUTION BY ELECTRAFINA

         In consideration and representation of its contribution, ELECTRAFINA shall receive 23,868,081 new shares with a par value of FRF 50.00 each, fully paid in, from the Beneficiary, which will thus increase its share capital by FRF 1,193,404,050.

         The difference between the net amount of the contribution of ELECTRAFINA. i.e., FRF 16,320,993,787.80, and the par value of the shares allotted by the Beneficiary in consideration for the contributions, i.e., FRF 1,193,404,050, shall represent the share premium, i.e., FRF 15,127,589,737.80.

2.2      CONTRIBUTION BY FIBELPAR

         In consideration and representation of its contribution, FIBELPAR shall receive 6,831,981 new shares with a par value of FRF 50.00 each, fully paid in, from the Beneficiary, which will thus increase its share capital by FRF 341,599.050.

         The difference between the net amount of the contribution of FIBELPAR, i.e., FRF 4,671,708,607.80, and the par value of the shares allotted by the Beneficiary in consideration for the contributions, i.e., FRF 341,599,050, shall represent the share premium, i.e., FRF 4,330,109,557.80.

2.3      CONTRIBUTION BY TRACTEBEL

         In consideration and representation of its contribution, TRACTEBEL shall receive 5,740,974 new shares with a par value of FRF 50.00 each, fully paid in, from the Beneficiary, which will thus increase its share capital by FRF 287,048,700.

         The difference between the net amount of the contribution of TRACTEBEL, i.e., FRF 3,925,678,021.20, and the par value of the shares allotted by the Beneficiary in consideration for the contributions, i.e., FRF 287,048,700, shall represent the share premium, i.e., FRF 3,638,629,3321.20.

2.4      CONTRIBUTION BY ELECTRABEL

         In consideration and representation of its contribution, ELECTRA-BEL shall receive 5,584,500 new shares with a par value of FRF 50.00 each, fully paid in, from the Beneficiary, which will thus increase its share capital by FRF 279,225,000.

         The difference between the net amount of the contribution of ELECTRABEL, i.e., FRF 3,818,681,100, and the par value of the shares allotted by the Beneficiary in consideration for the contributions, i.e., FRF 279,225,000, shall represent the share premium, i.e., FRF 3,539,456,100.

2.5      CONTRIBUTION BY AG 1824

         In consideration and representation of its contribution, AG 1824 shall receive 1,238,319 new shares with a par value of FRF 50.00 each, fully paid in, from the Beneficiary, which will thus increase its share capital by FRF 61,915,950.

         The difference between the net amount of the contribution of AG 1824, i.e., FRF 846,762,532.20, and the par value of the shares allotted by the Beneficiary in consideration for the contributions, i.e., FRF 61,915,950, shall represent the share premium, i.e., FRF 784,846,582.20.

2.6      CORRESPONDING CAPITAL INCREASE

         Consequently, the Beneficiary shall increase its share capital by a total amount of FRF 2,163,192,750 in consideration of the total contributions made by the Contributors, at a rate of nine (9) TOTAL shares for two (2) PETROFINA shares. The corresponding share premiums adding up to a grand total of FRF 27,420,631,299, on which the rights of the old and new shareholders of the Beneficiary will be based, shall be entered on the liabilities side of the Beneficiary.

         Furthermore, the Special General Meeting of Shareholders of the Beneficiary called to approve these contributions shall be asked to decide on, or authorize, any deductions from the amount of the share premiums in order to apply all or a portion of the expenses and fees resulting from this contribution operation.

         The new TOTAL shares created shall be entitled to dividends as of January 1. 1998, including any dividends that may be paid for fiscal year 1998, and shall be negotiable from the date of the definitive capital increase. For this purpose, TOTAL shall request the listing of the new TOTAL shares.

ARTICLE 3. - CONTRIBUTIONS' ENTITLEMENT TO DIVIDENDS

3.1 The Beneficiary shall gain possession of the Shares by meeting the conditions set forth in Article 6 below and only by meeting such conditions.

3.2 The Beneficiary shall solely exercise all the rights attached to the Shares, including the right to collect any dividends distributed, starting from the date when the contributions are definitively made.

3.3 The Beneficiary shall complete all the required formalities with the authorized intermediaries of the Contributors involved, or their representatives, in order to put the Shares in the name of the Beneficiary. If necessary, each of the Contributors shall provide its full support upon first request issued by the Beneficiary by any means.

ARTICLE 4. - DECLARATIONS AND GUARANTEES BY THE CONTRIBUTORS

The Contributors declare and guarantee, each on its own behalf.

4.1 That to the best of their knowledge they may undertake and execute the commitments specified in this Agreement without any restriction; furthermore, that to the best of their knowledge there are no provisions in their bylaws or in any Belgian legal or regulatory texts that are inconsistent with the realization of the contributions, except for the conditions precedent set forth under Article 6 below;

4.2 That the contributed shares are fully paid in and held by each of the Contributors in fee simple and without restrictions; that the Contributors have not pledged these Shares as collateral or encumbered them, or had them encumbered, by any fight for the profit of third parties in any manner whatsoever so as to prohibit or delay their transfer or affect their value; that they will not consent to any such rights before the definitive realization of the contributions to the Beneficiary;

4.3 That this Agreement and its execution is not inconsistent with any contractual commitment to which a Contributor is a party; that, in particular, the beneficiaries of the right of first refusal set forth in Article 5 of the shareholders' agreement entered into on March 21, 1989, between Groupe Bruxelles Lambert S.A. and Societe Generale de Belgique S.A. shall waive their right in favor of the Contributors.

The declarations and guarantees of each of the Contributors set forth in Sections 4.2 and 4.3 above and made on the date of this Agreement shall be valid on the date when the contributions are realized and shall be deemed to have been given on that date.

ARTICLE 5. - DECLARATIONS AND GUARANTEES BY THE BENEFICIARY

The Beneficiary declares and guarantees:

5.1 That it is a legally established company and is authorized, without restriction, to undertake and execute the commitments specified in this Agreement:

5.2 That its capital is composed of shares, all of which are of the same class, with a par value of FFR 50.00, fully paid in and not redeemed; that no distribution or disbursement from which the Contributors will be excluded, or new issue or allotment giving immediate or future access to its share capital or its voting rights decided between the date of these presents and the date when the contributions are realized will occur, except for (i) possible increases in capital reserved for the employees by virtue of the eleventh resolution of the Mixed General Meeting of May 13, 1998, or (ii) the possible creation of shares that may result from the exercise of previously granted stock options, and (iii) the share issues realized within the context of the CIPE.

5.3 That this Agreement and its implementation is not inconsistent with any contractual commitment to which the Beneficiary is a party.

5.4 That subject to the provisions of Article 6 below, the conclusion of this Agreement and its implementation by the Beneficiary as well as the issuance of the new shares are not subject to any administrative authorization as far as the Beneficiary is concerned.

The declaration and guarantees of the Beneficiary given on the date of this Agreement shall be valid on the date when the contributions are realized and shall be deemed to have been given on that date.

ARTICLE 6. - CONDITIONS FOR REALIZING THE CONTRIBUTIONS

The contribution granted by each of the Contributors to the Beneficiary and the resulting increase in the capital of the Beneficiary will become final provided that, and by the simple fact that, the following conditions precedent are met:

(a) expiration of the waiting period provided for by the American Hart-Scott-Rodino Antitrust Improvements Act;

(b) authorization by the competent European authorities under EC Council Regulation No. 4064/89 regarding the control of concentration operations between enterprises;

(c) approval by the General Meeting of shareholders of the Beneficiary, deciding in accordance with the provisions of the bylaws and the law on the report by the Auditor, which will take place no later than by February 17, 1999, of (i) this Agreement, (ii) the contribution by each Contributor, (iii) the increase in capital corresponding to the compensation for the contributions set forth in Article 2 above, and
         (iv) the appointment of Baron Frere, Mr. Paul Desmarais, Senior, and Mr. Thierry de Rudder as Directors of TOTAL.

The conditions precedent set forth under (a) and (b) above must be met within a period of 3 months starting from the date of notification of the operation to the competent European authorities under (EC) Council Regulation No. 4064.89 and the Hart-Scott-Rodino Antitrust Improvements Act. These notifications shall be completed by TOTAL no later than by December 18, 1998. If at the end of said 3 months the concentration has not been authorized, the commitments by the Companies shall remain in effect for an additional period of one month. At the end of this one-month period, the commitments by the Companies will become null and void due to failure of the conditions precedent, except if at the end of a bona fide consultation, the Companies and TOTAL reach an agreement no later than fifteen days prior to the expiration of this one-month period on the deadline required to obtain the approval of said authorities. Assuming such an agreement, said commitments by the Companies would remain in full effect.

ARTICLE 7. - DECLARATIONS AND TAX LIABILITIES

The Contributors and the Beneficiary declare that since each of the contributions is free from any liabilities, it will be subject to the fixed tax of FRF 1,500 as provided for by Article 810-1 of the General Tax Code.

ARTICLE 8. - MISCELLANEOUS PROVISIONS

8.1      NOTIFICATION

         Any notification or communication that may become necessary in the context of this Agreement shall be sent by registered mail with return receipt requested and shall become effective on the date of receipt, or on the date of mailing if the text is previously sent by fax or telex. Said notifications shall be mailed to the following addresses, unless changes are made, which shall be notified as indicated above:

                 For ELECTRAFINA:

                          24, avenue Marnix
                          B 1000 BRUSSELS
                          Attention: Mr. Thierry de Rudder

                 For FIBELPAR:

                          12, rue de la Blanche Borne
                          B 6280 LOVERVAL
                          Attention: Mr. Gilles Samyn

                 For TRACTEBEL:

                          1, Place du Trone
                          B 1000 BRUSSELS
                          Attention: Mr. Emmanuel van Innis

                 For ELECTRABEL:

                          8, boulevard du Regent
                          B 1000 BRUSSELS
                          Attention: Mr. Willy Bosmans

                 For AG 1824:

                          53 Bd. Emile Jacqmain
                          B 1000 BRUSSELS
                          Attention: Mr. Jean-Marie Moreels

                 For TOTAL:

                          Tour TOTAL
                          24 Cours Michelet
                          La Defense 10
                          92 069 PARIS La Defense Cedex
                          Attention: Mr. Robert Castaigne

8.2      SUCCESSORS AND ASSIGNS

         This Agreement shall bind the successors and assigns of the Contributors and the Beneficiary.

8.3      COSTS

         The costs for registration due in France as a result of the contribution operations and the increase in capital shall be borne by the Beneficiary.

8.4      POWERS

         The bearer of an original, a copy, a mailing or an extract of these presents shall have all the powers necessary to complete all filings and make all declarations, notifications, official notices, publications, and other formalities wherever they may be required.

8.5      APPLICABLE LAW

         The present Memorandum of Understanding shall be subject to French law.

8.6      DISPUTES

         Any disputes that may arise between the Parties concerning the validity, interpretation, or execution of this Memorandum of Understanding shall be definitively settled pursuant to the Rules of Conciliation and Arbitration of the International Chamber of Commerce by three arbiters appointed in accordance with these Rules. The place of arbitration shall be in Paris and the language of the proceedings shall be French. The court of arbitration will not be able to rule on an amicable settlement.

8.7      FINAL PROVISIONS

         In the event that there are discrepancies between the provisions of this Memorandum of Understanding and any of the provisions contained in its Attachments, the provisions of the Memorandum of Understanding shall prevail.





Prepared in Brussels
December 1, 1998
in 8 originals

ELECTRAFINA                                     FIBELPAR
Represented by                                  Represented by

  /s/ Thierry de Rudder                           /s/ Gilles Samyn
-----------------------                         ------------------
Mr. Thierry de Rudder                           Mr. Gilles Samyn

  /s/ Didier Bellens
--------------------
Mr. Didier Bellens                              ELECTRABEL
                                                Represented by

TRACTEBEL                                         /s/ Jean-Pierre Hansen
Represented by                                  ------------------------
                                                Mr. Jean-Pierre Hansen

  /s/ Philippe Bodson                             /s/ Emmanuel van Innis
--------------------------                      ------------------------
Mr. Philippe Bodson                             Mr. Emmanuel van Innis

  /s/ Jacques Laurent
--------------------------
Mr. Jacques Laurent                             TOTAL
                                                Represented by

AG 1824                                           /s/ Thierry Desmarest
Represented by                                  -----------------------
                                                Mr. Thierry Desmarest

  /s/ Maurice Lippens
--------------------------
Mr. Maurice Lippens

  /s/ Herman Verwilst
---------------------
Mr. Herman Verwilst

                                                                  EXHIBIT (c)(3)
                                                             ENGLISH TRANSLATION














                             GENERAL MEMORANDUM OF

                                 UNDERSTANDING

BETWEEN THE UNDERSIGNED:

         ELECTRAFINA, a corporation under Belgian law with stated capital of BEF 13,692,135,813 and registered office in B-1000 BRUSSELS, 24, avenue Marnix, registered in the Commercial Register of Brussels under No. 3,902, represented by Mr. Thierry de Rudder and Mr. Didier Bellens, duly authorized for the purpose of these presents, and any other company of its group to which PETROFINA shares may be transferred in the meantime and for which it acts as a guarantor (hereinafter referred to as "ELECTRAFINA"),

         FIBELPAR, a corporation under Belgian law with stated capital of BEF 22,968,750,000 and registered office in B-6280 LOVERVAL, 12, rue de la Blanche Borne, registered in the Commercial Register of Charleroi under No. 139,774, represented by Mr. Gilles Samyn, duly authorized for the purpose of these presents, and any other companies among its group to which PETROFINA shares may be transferred in the meantime and for which it acts as a guarantor (hereinafter referred to as "FIBELPAR"),

         TRACTEBEL, a corporation under Belgian law with stated capital of BEF 30,204,546,074 and registered office in B-1000 BRUSSELS, 1, Place du TrPt.ne, registered in the Commercial Register of Brussels under No. 38,296, represented by Mr. Philippe Bodson and Mr. Jacques Laurent, duly authorized for the purpose of these presents, and any other companies among its group to which PETROFINA shares may be transferred in the meantime and for which it acts as a guarantor (hereinafter referred to as "TRACTEBEL"),

         ELECTRABEL, a corporation under Belgian law with stated capital of BEF 82,970,232,342 and registered office in B-1000 BRUSSELS, 8, Boulevard du Regent, registered in the Commercial Register of Brussels under No. 267,922, represented by Mr. Jean-Pierre Hansen and Mr. Emmanuel van Innis, duly authorized for the purpose of these presents, and any other companies among its group to which PETROFINA shares may be transferred in the meantime and for which it acts as a guarantor (hereinafter referred to as "ELECTRABEL"),

         AG 1824, COMPAGNIE BELGE D'ASSURANCES GENERALES, a corporation under Belgian law with stated capital of BEF 2,708,177,981 and registered office in B- 1000 BRUSSELS, 53, Boulevard Emile Jacqmain, registered in the Commercial Register of Brussels under No. 345,622, represented by Mr. Maurice Lippens and Mr. Herman Verwilst, duly authorized for the purpose of these presents, and any other companies among its group to which PETROFINA shares may be transferred in the meantime and for which it acts as a guarantor (hereinafter referred to as "AG 1824"),

                      (hereinafter collectively referred to as the "COMPANIES"),

                                                         PARTY OF THE FIRST PART

AND

TOTAL, a corporation under French law with stated capital of FFR 12,216,658,800 and registered office in France, in PUTEAUX (Hauts-de-Seine), 24, Cours Michelet, registered in the Commercial and Company Register under No. 542,051,180, represented by Mr. Thierry DESMAREST acting in his capacity of Chairman of the Board of Directors and duly authorized for the purpose of these presents (hereinafter referred to as "TOTAL"),

                                                        PARTY OF THE SECOND PART

         (the Companies and TOTAL are hereinafter collectively referred to as the "PARTIES"),

WHEREAS:

         The Companies are shareholders of PETROFINA, a corporation under Belgian law with stated capital of BEF 43,605,279,966 divided into 23,459,772 shares without par value, to which could be added 511,255 shares that might be created by the exercise of various warrants issued by PETROFINA, admitted to the official listing of the Brussels Stock Exchange and other financial centers, with registered office in B- 1040 BRUSSELS, 52, rue de l'Industrie, registered in the Commercial Register of Brussels under No. 227,597 (hereinafter referred to as "PETROFINA").

         The number of PETROFINA shares held by the Companies on the date of these presents is as follows:

         5,304,018 shares held by ELECTRAFINA;

         1,518,218 shares held by FIBELPAR;

         1,275,772 shares held by TRACTEBEL;

         1,241,000 shares held by ELECTRABEL:

         275,182 shares held by AG 1824;

         i.e., a total of 9,614,190 PETROFINA shares (hereinafter collectively referred to as the "SHARES").

         The Parties have sought a mutual rapprochement in order to implement industrial synergies between TOTAL and PETROFINA. For this purpose, TOTAL will acquire the Shares held by the Companies. This acquisition will take the form of contributions in kind, subject to French law, and will be compensated by new shares of TOTAL ("NEW TOTAL SHARES") under the terms and conditions described below, whereby the Companies will become shareholders of TOTAL as a result of these contributions.

         As soon as the contributions, which are the subject of the Contribution Agreement, have been made, TOTAL will file a notice of a public exchange offer ("OPE") for the entirety of the shares and, if necessary, PETROFINA securities equivalent thereto within the meaning of Article 1,
Section 3 of the Royal Decree of November 8, 1989, which are not owned by the Companies, under the same terms as those offered to the Companies.

         These operations fall within the scope of an industrial rapprochement between TOTAL and PETROFINA and the purpose of this Memorandum is to clarify this scope.

NOW THEREFORE IT IS HEREBY AGREED AS FOLLOWS:

TITLE I  -  IMPLEMENTATION OF RAPPROCHEMENT TRANSACTIONS

Article 1. Signature of Agreement between the Parties for Contributions in Kind

1.1 To implement the first stage of the industrial rapprochement described above, the parties are signing today the Contribution Agreement attached as Attachment 1 (hereinafter referred to as "CONTRIBUTION AGREEMENT").

1.2 The Board of Directors of TOTAL called a Mixed General Meeting of its shareholders on November 30, 1998, notably to approve the contribution transaction by the Companies and the corresponding increase in TOTAL's capital under the terms of the notice of meeting, which is attached to these presents as Attachment 2. The Board of Directors furthermore decided the launching of the OPE and has delegated the necessary powers to its Chairman to implement it.

1.3 The report by the Board of Directors of TOTAL to the General Meeting of its shareholders, in which it recommends, in particular, the approval described in Paragraph 1.2 above, is attached to these presents as Attachment 3.

1.4 The parties agree that in the event that the General Meeting of the shareholders of TOTAL should fail to approve by February 17, 1999, the contributions and the corresponding compensation set forth in the Contribution Agreement, TOTAL shall pay to the Companies a non-revisable sum of US$ 100,000,000, exclusive of any other sum whatsoever, in consideration of the immobilization of the shares, which are the subject of the Contribution Agreement. This sum is to be distributed among them in proportion to the PETROFINA shares to be contributed by each. This clause shall not be construed as a right to a penalty for any of the parties.

Article 2.       Launching of an OPE by TOTAL for the PETROFINA Shares

2.1 As soon as the contributions, which are the subject of the Contribution Agreement, have been made, TOTAL will file the notice and documents with the Belgian Banking and Finance Commission, as specified in Articles 4 and 5 of the Royal Decree of November 8, 1989, regarding take-over bids and changes in the control of companies, required to launch an OPE for the entirety of the shares forming the capital of PETROFINA that are not owned by the Companies and, if required, securities equivalent thereto within the meaning of Article 1, Section 3 of the Royal Decree of November 8, 1989, that are not owned by the Companies.

2.2 Within the context of the OPE, two (2) common PETROFINA shares contributed to the OPE are planned to be exchanged for nine (9) new common TOTAL shares with dividend rights as of January 1, 1998 (i.e., providing the right to all dividends paid for fiscal year 1998). TOTAL shall have the right to the dividends paid for fiscal year 1998 by PETROFINA, except for a one-time interim dividend for fiscal year 1998 of BEF 460 per share of PETROFINA to be decided by the Board of Directors for the benefit of its shareholders, or any other equivalent formula for the shareholders' benefit.

         The terms of the OPE to be launched shall be the same as those for the contributions made in accordance with the Contribution Agreement.

2.3 The opening of this OPE will be subject to the approval by the Belgian Banking and Finance Commission and the competent European Authorities under (EC) Council Regulation No. 4064/89 regarding control of concentration operations between enterprises and by the competent American authorities under the American Hart-Scott-Rodino Antitrust Improvements Act.

Article 3.       Failure of Conditions Precedent and Consultation among the
Parties

The approvals by the competent European authorities under (EC) Council Regulation No. 4064/89 regarding control of concentration operations between enterprises and by the competent American authorities under the Hart-Scott-Rodino Antitrust Improvements Act must be obtained within a period of 3 months from the date when said authorities are notified of the operation. TOTAL shall complete such notifications by December 18, 1998 at the latest. If at the end of these 3 months, the concentration has not been authorized, the commitments by the Companies shall remain in effect for an additional period of one month. At the end of this one-month period, the commitments by the Companies shall become null and void due to failure of the conditions precedent unless, at the end of a good faith consultation, the Companies and TOTAL reach an agreement no later than fifteen days prior to the expiration of this one-month period regarding the deadline for obtaining the approval by said authorities. Assuming such an agreement, the Companies' commitments will remain in full effect.

TITLE II  -  ORGANIZATION OF SYNERGIES BETWEEN TOTAL AND PETROFINA

Article 4.       General Policy of the New Group Established by TOTAL and
PETROFINA

As soon as the contribution in kind has been completed and TOTAL has obtained control of PETROFINA within the meaning of Belgian Accounting Law, the following actions shall be taken:

4.1 TOTAL shall implement a global development strategy that will profit from the resources of PETROFINA and its group. To this end. TOTAL is planning jointly to manage with PETROFINA their refining-distribution assets in order to optimize the advantages of the two entities in Europe. In particular, TOTAL shall ensure the continuation of the large Belgian industrial sites of Anvers and Feluy and pursue the necessary investments.

4.2 To better reflect the alliance between the two entities, TOTAL shall propose to the first General Meeting of its shareholders following the conclusion of the OPE to change the name "TOTAL" to a new name: "TOTAL FINA".

4.3 PETROFINA shall remain an entirely separate legal structure with its own corporate bodies and general management. The registered office of PETROFINA shall remain in Brussels. Furthermore, the seats of the operational general management of TOTAL FINA refining- distribution and petrochemicals shall be located in Brussels. Mr. Francois CORNELIS shall be appointed a Member and Vice-Chairman of the Executive Committee of TOTAL FINA.

4.4 The Board of Directors of PETROFINA shall be composed of 7 members appointed by TOTAL and 5 members appointed by the ELECTRAFINA Group. The Board of Directors of PETROFINA shall be chaired by Baron A. FRERE. Two Managing Directors shall be initially appointed: Mr. Francois CORNELIS and Mr. Jean-Paul VETTIER.

4.5 With respect to corporate issues, the planned rapprochement will be the subject of major consultation and will be a function of the development prospects of the new group. In particular, a joint policy of stock ownership and stock options will be implemented for the employees of TOTAL FINA following a study of the different systems currently in place at the TOTAL and PETROFINA companies.

Article 5.       Transfer

TOTAL shall not transfer the PETROFINA shares contributed by the Companies in any form whatsoever for a period of two years from the date when such contributions are made.

TITLE III  -  MISCELLANEOUS PROVISIONS

Article 6.       Confidentiality

Subject to the information to be provided in connection with the OPE prospectus or Document E specified by the Commission for the Supervision of Stock Exchange Operations, the Parties shall keep the existence of this Memorandum of Understanding as well as its terms and conditions strictly confidential. Consequently, the Parties shall not disclose any information pertaining thereto to anyone whatsoever without the prior written agreement by the Parties, except as required by law or by the applicable regulations. However, the Parties shall provide this document and any other documents showing the value of the securities, which are the subject of the offer, to CBF if CBF requires them to do so.

Article 7.       Term

This Memorandum of Understanding, with respect to its Articles 4 and 6, is entered into for a period of five (5) years from the date of signature of these presents and may be renewed by tacit agreement for successive periods of one
(1) year, respectively.

Any party that does not intend to continue to be bound at the end of a period in progress as set forth in this Article shall notify the other Parties of its decision by registered mail with return receipt requested no later than three
(3) months before expiration of the period in progress.

Article 8.       Notification

Any notification or communication that may become necessary in the context of this Memorandum of Understanding shall be sent by registered mail with return receipt requested and shall become effective on the date of receipt, or on the date of mailing if the text is previously sent by fax or telex. Said notifications shall be mailed to the following addresses, unless changes are made, which shall be notified as indicated above:

         For ELECTRAFINA:

                 24, avenue Marnix
                 B 1000 BRUSSELS
                 Attention: Mr. Thierry de Rudder


         For FIBELPAR:

                 12, rue de la Blanche Borne
                 B 6280 LOVERVAL
                 Attention: Mr. Gilles Samyn

         For TRACTEBEL:

                 1, Place du Trone
                 B 1000 BRUSSELS
                 Attention: Mr. Emmanuel van Innis


         For ELECTRABEL:

                 8, boulevard du Regent
                 B 1000 BRUSSELS
                 Attention: Mr. Willy Bosmans


         For AG 1824:

                 53 Bd. Emile Jacqmain
                 B 1000 BRUSSELS
                 Attention: Mr. Jean-Marie Moreels


         For TOTAL:

                 Tour TOTAL
                 24 Cours Michelet
                 La Defense 10
                 92 069 PARIS La Defense Cedex
                 Attention: Mr. Robert Castaigne



Article 9.       Applicable Law

The present Memorandum of Understanding shall be subject to French law.

Article 10.      Disputes

Any disputes that may arise between the Parties concerning the validity, interpretation, or execution of this Memorandum of Understanding shall be definitively settled pursuant to the Rules of Conciliation and Arbitration of the International Chamber of Commerce by three arbiters appointed in accordance with these Rules. The place of arbitration shall be in Paris and the language of the proceedings shall be French. The court of arbitration will not be able to rule on an amicable settlement.

Article 11.      Final Provisions

In the event that there are discrepancies between the provisions of this Memorandum of Understanding and any of the provisions contained in its Attachments, the provisions of the Memorandum of Understanding shall prevail.

Prepared in Brussels
December 1, 1998
in 7 originals


ELECTRAFINA                                  FIBELPAR
Represented by                               Represented by

  /s/ Thierry de Rudder                        /s/ Gilles Samyn
-----------------------                      ------------------
Mr. Thierry de Rudder                        Mr. Gilles Samyn

  /s/ Didier Bellens
--------------------
Mr. Didier Bellens                           ELECTRABEL
                                             Represented by

TRACTEBEL                                      /s/ Jean-Pierre Hansen
Represented by                               ------------------------
                                             Mr. Jean-Pierre Hansen

  /s/ Philippe Bodson                          /s/ Emmanuel van Innis
--------------------------                   ------------------------
Mr. Philippe Bodson                          Mr. Emmanuel van Innis

  /s/ Jacques Laurent
--------------------------
Mr. Jacques Laurent                          TOTAL
                                             Represented by

AG 1824                                        /s/ Thierry Desmarest
Represented by                               -----------------------
                                             Mr. Thierry Desmarest

  /s/ Maurice Lippens
--------------------------
Mr. Maurice Lippens

  /s/ Herman Verwilst
---------------------
Mr. Herman Verwilst

                                                                  EXHIBIT (c)(3)
                                                             ENGLISH TRANSLATION





                          MEMORANDUM OF UNDERSTANDING

                                  ELECTRAFINA

BETWEEN THE UNDERSIGNED:

ELECTRAFINA, a corporation under Belgian law with stated capital of BEF 13,692,135,813 and registered office in B-1000 BRUSSELS, 24, avenue Marnix, registered in the Commercial Register of Brussels under No. 3,902, represented by Mr. Thierry de Rudder and Mr. Didier Bellens, duly authorized for the purpose of these presents (hereinafter referred to as "ELECTRAFINA"),

                                                         PARTY OF THE FIRST PART

AND

TOTAL, a corporation under French law with stated capital of FFR 12,216,658,800 and registered office in France, in PUTEAUX (Hauts-de-Seine), 24, Cours Michelet, registered in the Commercial and Company Register under No. 542,051,180, represented by Mr. Thierry DESMAREST acting in his capacity of Chairman of the Board of Directors and duly authorized for the purpose of these presents (hereinafter referred to as "TOTAL"),

                                                        PARTY OF THE SECOND PART

(ELECTRAFINA and TOTAL are hereinafter collectively referred to as the "PARTIES.")

WHEREAS:

1 . ELECTRAFINA is a shareholder of PETROFINA, a corporation under Belgian law with stated capital of BEF 43,605,279,966 divided into 23,459,772 shares without par value, admitted to the official listing of the Brussels Stock Exchange and other financial centers, with registered office in B-1040 BRUSSELS, 52, rue de l'Industrie, registered in the Commercial Register of Brussels under No. 227,597 (hereinafter referred to as "PETROFINA").

2. The Parties have sought a mutual rapprochement in order to implement industrial synergies between TOTAL and PETROFINA. For this purpose. TOTAL will acquire the Shares held by ELECTRAFINA. This acquisition will take the form of contributions in kind, subject to French law, and will be compensated by new shares of TOTAL ("NEW TOTAL SHARES") under the terms and conditions described below, whereby ELECTRAFINA will become a shareholder of TOTAL as a result of these contributions.

         As soon as these contributions have been realized, TOTAL shall file, in accordance with the Royal Decree of November 8, 1989, on take-over bids and the change in control of companies, a notice of a public exchange offer ("OPE") for the entirety of the shares of PETROFINA and, if necessary, securities equivalent thereto within the meaning of
         Article 1, Section 3 of the Royal Decree of November 8, 1989, which are not owned by ELECTRAFINA or certain other companies under Belgian law.

These operations fall under the scope of an industrial rapprochement between TOTAL and PETROFINA and the purpose of this Agreement is to clarify the capital relations between ELECTRAFINA and TOTAL.

NOW THEREFORE IT IS HEREBY AGREED AS FOLLOWS:

ARTICLE 1.       COMPOSITION OF THE BOARD OF DIRECTORS OF TOTAL FINA

1.1 The Board of Directors of TOTAL is currently composed of twelve (12) members.

         The Board of Directors of TOTAL called a Mixed General Meeting of its shareholders on November 30, 1998, notably to approve (i) the contribution operation, which is the subject of the Contribution Agreement, (ii) the corresponding increase in capital of TOTAL, (iii) the proposed appointment of three (3) new Directors, namely Baron Frere, Mr. Paul Desmarais, Senior, and Mr. Thierry de Rudder, and (iv) to proceed with the necessary amendments of the bylaws. The resolution by the Board of Directors of TOTAL is attached to these presents as Attachment 1.

         Furthermore, the Chairman of the Board of TOTAL shall use his best efforts to have the Board of Directors propose the appointment of one
         (1) additional director who is independent and a Belgian citizen to the Regular Annual General Meeting of the shareholders of TOTAL, which will be held in 1999 and which will pass on the financial statements as of December 31, 1998.

1.2 If the vote by the Regular General Meeting of the shareholders of TOTAL is favorable and Baron Frere is appointed director, the Chairman of the Board of TOTAL will use his best efforts to have the latter appointed Vice Chairman of the Board of Directors of TOTAL (Article 21 of the bylaws of TOTAL will be amended for this purpose).

ARTICLE 2.       NEW TOTAL SHARES HELD BY THE ELECTRAFINA GROUP

2.1 The holding of New Shares by ELECTRAFINA is consistent in terms of continuity. Consequently, any planned Transfer of the New Shares, or any other security providing access to the capital or to the voting rights of TOTAL, by ELECTRAFINA (or any company of its group holding said securities) shall first be discussed between the Chairman of ELECTRAFINA and the Chairman of TOTAL. Exempt herefrom is any Transfer occurring between companies affiliated with ELECTRAFINA within the meaning of Belgian law, which may freely take place.

2.2 For the purpose of these presents, the term "TRANSFER" means any transfer to any third parties to this Memorandum of Understanding by any legal means whatsoever, either free of charge or for valuable consideration and, in particular, by a transaction through the stock exchange or over the counter, by public or private sale, by a contribution to a public offer for purchase or exchange, by exchange, by contribution to a company, by donation, by transfer with or without usufruct, by establishment of any type of mortgage, by loan, by establishment of a guarantee by a sleeping partner agreement, or by transfer in case of liquidation by order of the court.

ARTICLE 3.       STABILIZATION CLAUSE

3.1 Once the operations set forth in the Contribution Agreement have been completed, ELECTRAFINA shall refrain from holding more than 10% of the share capital of TOTAL, either alone or together with GBL, or any company controlled by them, for the entire term of this Memorandum of Understanding.

3.2 In the event that ELECTRAFINA, either alone or together with GBL, or any company controlled by them, should hold more than the percentage specified in Section 3.1 above, ELECTRAFINA shall transfer a sufficient number of TOTAL shares to reduce its holdings to said percentage within thirty (30) calendar days from the date when this threshold was exceeded. This shall not apply in the case where TOTAL buys back its own shares in order to cancel them.

ARTICLE 4.       TERM

This Memorandum of Understanding is entered into for a term of five (5) years. It may be renewed by tacit agreement for successive periods of one (1) year, respectively.

Any party that does not intend to continue to be bound at the end of a period in progress as set forth in this Article shall notify the other Parties of its decision by registered mail with return receipt requested no later than three
(3) months before expiration of the period in progress.

ARTICLE 5.       CONFIDENTIALITY

Subject to the information to be provided in connection with the OPE prospectus or Document E specified by the Commission for the Supervision of Stock Exchange Operations, the Parties shall keep the existence of this Memorandum of Understanding as well as its terms and conditions strictly confidential. Consequently, the Parties shall not disclose any information pertaining thereto to anyone whatsoever without the prior written agreement by the Parties, except as required by law or by the applicable regulations. However, the Parties shall provide this document and any other documents showing the value of the securities, which are the subject of the offer, to CBF if CBF requires them to do so.

ARTICLE 6.       NOTIFICATION

Any notification or communication that may become necessary in the context of this Memorandum of Understanding shall be sent by registered mail with return receipt requested and shall become effective on the date of receipt, or on the date of mailing if the text is previously sent by fax or telex.

Said notifications shall be mailed to the following addresses, unless changes are made, which shall be notified as indicated above:

         For ELECTRAFINA:

                 24, avenue Marnix
                 B 1000 BRUSSELS
                 Attention: Mr. Thierry de Rudder

         For TOTAL:

                 Tour TOTAL
                 24 Cours Michelet
                 La Defense 10
                 92 069 PARIS La Defense Cedex
                 Attention:  Mr. Robert Castaigne

ARTICLE 7.       APPLICABLE LAW

The present Memorandum of Understanding shall be subject to French law.

ARTICLE 8.       DISPUTES

Any disputes that may arise between the Parties concerning the validity, interpretation, or execution of this Memorandum of Understanding shall be definitively settled pursuant to the Rules of Conciliation and Arbitration of the International Chamber of Commerce by three arbiters appointed in accordance with these Rules. The place of arbitration shall be in Paris and the language of the proceedings shall be French. The court of arbitration will not be able to rule on an amicable settlement.

Prepared in Brussels
December 1, 1998
in 3 originals


[signatures]                              [signature]


ELECTRAFINA                               TOTAL
Represented by                            Represented by

 /s/ Thierry de Rudder                    /s/ Thierry Desmarest
----------------------                    ---------------------
Mr. Thierry de Rudder                     Mr. Thierry Desmarest

 /s/ Didier Bellens
-------------------
Mr. Didier Bellens